                                                  Filed Pursuant to Rule 424B(5)
                                                    Registration No. 333-39365-1

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 31, 2001)

                                  $100,000,000

                                     [LOGO]

                     TANGER PROPERTIES LIMITED PARTNERSHIP

                          9 1/8% SENIOR NOTES DUE 2008
       UNCONDITIONALLY GUARANTEED BY TANGER FACTORY OUTLET CENTERS, INC.
                                 -------------

    We will pay interest on the notes on February 15 and August 15 of each year, beginning August 15, 2001. The notes will mature on February 15, 2008. We may not redeem the notes before maturity. The notes will not be subject to any mandatory sinking fund. Tanger Factory Outlet Centers, Inc. will unconditionally guarantee the due and punctual payment of principal and interest on the notes as these payments become due and payable.

    The notes will be unsecured obligations and will rank equally with our unsecured senior indebtedness. The guarantees will be unsecured obligations and will rank equally with the unsecured senior obligations of Tanger Factory Outlet Centers, Inc. The notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

    INVESTING IN THE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-12 HEREOF AND ON PAGE 4 IN THE ACCOMPANYING PROSPECTUS.
                                ----------------

                                                                  PER NOTE                 TOTAL
                                                                  --------                 -----
    Public offering price (1)...................................   99.366%              $99,366,000
    Underwriting discount.......................................        2%               $2,000,000
    Proceeds, before expenses, to Tanger Properties Limited
      Partnership...............................................   97.366%              $97,366,000

    (1) Plus accrued interest from February 15, 2001, if settlement occurs after that date

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about February 15, 2001.
                               ------------------

MERRILL LYNCH & CO.                               BANC OF AMERICA SECURITIES LLC

  SOLE BOOKRUNNING MANAGER
                               ------------------

          The date of this prospectus supplement is February 9, 2001.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
                   PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary...............................     S-3
Forward-Looking Information.................................    S-12
Risk Factors................................................    S-12
Use of Proceeds.............................................    S-13
Capitalization..............................................    S-14
Selected Financial Data.....................................    S-15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    S-17
Business and Properties.....................................    S-26
Management of the Company...................................    S-38
Additional Indebtedness.....................................    S-40
Description of Notes........................................    S-41
Underwriting................................................    S-50
Experts.....................................................    S-51
Legal Matters...............................................    S-51
Index to Financial Statements...............................     F-1

                         PROSPECTUS
The Company and the Operating Partnership...................       3
Risk Factors................................................       4
Use of Proceeds.............................................       6
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred
  Share Dividends...........................................       6
Where You Can Find More Information.........................       7
Forward-Looking Statements..................................       8
Description of Debt Securities..............................       8
Description of Common Shares................................      26
Description of Common Share Warrants........................      28
Description of Preferred Shares.............................      29
Description of Depositary Shares............................      39
Material Federal Income Tax Considerations to Tanger Factory
  Outlet Centers, Inc.......................................      43
Tax Aspects of the Operating Partnership....................      50
Plan of Distribution........................................      52
Experts.....................................................      53
Legal Matters...............................................      53

                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of their dates. Our business, financial condition, results of operations and prospects may have changed since then.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THIS SUMMARY HIGHLIGHTS THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES. YOU SHOULD READ CAREFULLY THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AS WELL AS THE DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS THE CONTEXT INDICATES OTHERWISE, THE TERM "OPERATING PARTNERSHIP" REFERS TO TANGER PROPERTIES LIMITED PARTNERSHIP, AND THE TERM THE "COMPANY" REFERS TO TANGER FACTORY OUTLET CENTERS, INC. THE TERMS "WE," "OUR" AND "US" REFER TO THE OPERATING PARTNERSHIP OR THE OPERATING PARTNERSHIP AND THE COMPANY TOGETHER, AS THE CONTEXT REQUIRES.

THE COMPANY AND THE OPERATING PARTNERSHIP

    We are a fully-integrated, self-administered and self-managed real estate company that focuses exclusively on developing, acquiring, owning and operating factory outlet centers. Since entering the factory outlet center business 20 years ago, we have become one of the largest owners and operators of factory outlet centers in the United States. We provide all development, leasing and management services for our centers. As of December 31, 2000, we owned and operated 29 centers with a total gross leasable area, or GLA, of approximately
5.2 million square feet. These centers were 96% occupied, contained approximately 1,100 stores and represented over 250 store brands as of such date. For the year ended December 31, 2000, the Company reported unaudited revenue and EBITDA of $108.8 million and $67.8 million, respectively.

    Stanley K. Tanger, the Company's Chairman and Chief Executive Officer, entered the factory outlet center business in 1981. From 1981 to May 1993, we developed 17 centers with a total GLA of approximately 1.5 million square feet. Since the Company completed its initial public offering, or IPO, in May 1993, the Operating Partnership has developed nine and acquired seven centers and, together with expansions of existing centers net of centers disposed of, added approximately 3.7 million square feet of GLA to its portfolio.

    The Company is organized to operate as an equity real estate investment trust, or REIT. The factory outlet centers and other assets of the Company's business are held by, and all of its operations are conducted by, the Operating Partnership. Accordingly, the descriptions of the business, employees and properties of the Company are also descriptions of the business, employees and properties of the Operating Partnership. To maintain its qualification as a REIT for federal income tax purposes, the Company is required to distribute at least 90% of its taxable income each year.

    The Company and the Operating Partnership are organized under the laws of the state of North Carolina and maintain their principal executive offices at 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408.

ORGANIZATIONAL CHART

                                     [LOGO]

THE FACTORY OUTLET CONCEPT

    Factory outlets are manufacturer-operated retail stores that sell primarily first quality, branded products at significant discounts from regular retail prices charged by department stores and specialty stores. Factory outlet centers offer numerous advantages to both consumers and manufacturers. Manufacturers selling in factory outlet stores are often able to charge customers lower prices for brand name and designer products by eliminating the third party retailer. Factory outlet centers also typically have lower operating costs than other retailing formats. Factory outlet centers enable manufacturers to optimize the size of production runs while continuing to maintain control of their distribution channels. In addition, factory outlet centers benefit manufacturers by permitting them to sell out-of-season, overstocked or discontinued merchandise without alienating department stores or hampering the manufacturer's brand name, as is often the case when merchandise is distributed via discount chains.

    Our factory outlet centers range in size from 11,000 to 729,366 square feet of GLA and are typically located at least 10 miles from densely populated areas, where major department stores and manufacturer-owned full-price retail stores are usually located. Manufacturers prefer these locations so that they do not compete directly with their major customers and their own stores. Many of our factory outlet centers are located near tourist destinations to attract tourists who consider shopping to be a recreational activity. These centers are typically situated in close proximity to interstate highways that provide accessibility and visibility to potential customers.

    We believe that factory outlet centers continue to present attractive opportunities for capital investment, particularly with respect to strategic re-merchandising plans and expansions of existing centers. We believe that under present conditions such development or expansion costs, coupled with current market lease rates, permit attractive investment returns. We further believe, based upon our contracts with present and prospective tenants, that many companies, including prospective new entrants into the factory outlet business, desire to open a number of new factory outlet stores in the next several years, particularly where there are successful factory outlet centers in which such companies do not have a significant presence or where there are few factory outlet centers.

PROPERTIES

    The table set forth below summarizes certain information with respect to our existing centers as of December 31, 2000.

                                                                     MORTGAGE
                                                                       DEBT
                                              GLA(I)        %       OUTSTANDING        FEE OR
LOCATION                                     (SQ. FT.)   OCCUPIED     (000'S)       GROUND LEASE
--------                                     ---------   --------   -----------   -----------------
Barstow, CA................................    105,950      76%             --           Fee
Blowing Rock, NC...........................    105,448      99%       $  9,898           Fee
Boaz, AL...................................     80,730     100%             --           Fee
Bourne, MA.................................     23,417     100%             --           Fee
Branson, MO................................    277,494     100%             --           Fee
Casa Grande, AZ............................    184,768      88%             --           Fee
Commerce, GA...............................    185,750      90%          9,120           Fee
Commerce II, GA............................    342,556      97%         29,500           Fee
Dalton, GA.................................    173,430      96%         11,506           Fee
Fort Lauderdale, FL........................    165,000     100%             --           Fee
Gonzales, LA...............................    245,098     100%             --           Fee
Kittery I, ME..............................     59,694     100%          6,547           Fee
Kittery II, ME.............................     24,703     100%             --           Fee
Lancaster, PA..............................    255,059      99%         15,099           Fee
Locust Grove, GA...........................    248,854      99%             --           Fee
Martinsburg, WV............................     49,252      93%             --           Fee
Nags Head, NC..............................     82,254      99%          6,717           Fee
North Branch, MN...........................    134,480      97%             --           Fee
North Conway, NH (Clover)..................     11,000     100%             --           Fee
North Conway, NH (LL Bean).................     50,915     100%             --           Fee
Pigeon Forge, TN...........................     94,750     100%             --      Ground Lease
Riverhead, NY..............................    729,366      94%             --    Ground Lease (ii)
San Marcos, TX.............................    401,343      98%         19,543           Fee
Sanibel, FL................................    198,956      98%             --           Fee
Sevierville, TN............................    353,952     100%             --      Ground Lease
Seymour, IN................................    141,051      74%             --           Fee
Terrell, TX................................    177,435      84%             --           Fee
West Branch, MI............................    112,420     100%          7,304           Fee
Williamsburg, IA...........................    277,230      99%         20,080           Fee
                                             ---------     ----       --------    -----------------
Total......................................  5,292,355      96%       $135,314
                                             =========     ====       ========

------------------------

(i) GLA includes square feet of space not yet open as of December 31, 2000, which totaled 113,212 square feet (including 9,800 square feet at Commerce II, GA, 46,278 at Riverhead, NY and 57,134 at San Marcos, TX).

(ii) The original Riverhead, NY center is subject to a ground lease which may be renewed at our option for up to seven additional terms of five years each. The land on which the Riverhead, NY center expansion is located is owned by us.

    The following table shows certain information on rents and occupancy rates for our outlet centers during each of the years presented.

                                                                                         AGGREGATE
                                          AVERAGE                                        PERCENTAGE
                            %         ANNUALIZED BASE     GLA (SQ. FT.) AT   NUMBER OF     RENTS
        YEAR            LEASED(1)   RENT PER SQ. FT.(2)       YEAR END        CENTERS     (000'S)
---------------------   ---------   -------------------   ----------------   ---------   ----------
    2000                   96               $13.97           5,179,000          29         $3,253
    1999                   97               $13.85           5,149,000          31         $3,141
    1998                   97               $13.88           5,011,000          31         $3,087
    1997                   98               $14.04           4,458,000          30         $2,637
    1996                   99               $13.89           3,739,000          27         $2,017

------------------------

(1) As of December 31st of each year shown.

(2) Represents total base rental revenue divided by weighted average GLA of the portfolio, which amount does not take into consideration fluctuations in occupancy throughout the year.

BUSINESS OBJECTIVES AND STRATEGIES

    We seek to enhance our operating performance and financial position by pursuing the following business objectives and strategies:

    - INCREASE CASH FLOW AND THE LONG-TERM VALUE OF THE REAL ESTATE
      PORTFOLIO. Our strategy is to increase revenues through new development, selective acquisitions and expansions of factory outlet centers while minimizing our operating expenses by designing low maintenance properties and achieving economies of scale. We continue to focus on strengthening our tenant base in our centers by replacing low volume tenants with high volume anchor tenants, such as Nike, GAP, Old Navy, Banana Republic, Polo Ralph Lauren, Tommy Hilfiger and Nautica.

    - DEVELOP AND ACQUIRE NEW PROPERTIES. We typically seek opportunities to develop or acquire new centers in locations that have at least
      3.5 million people residing within an hour's drive, an average household income within a 50-mile radius of at least $35,000 per year and access to frontage on a major or interstate highway with a traffic count of at least 35,000 cars per day. We will vary our minimum conditions based on the particular characteristics of a site, especially if the site is located near or at a tourist destination. Our current goal is to target sites that are large enough to support centers with approximately 75 stores totaling at least 300,000 square feet of GLA.

    - MAINTAIN A STRONG AND FLEXIBLE FINANCIAL POSITION. We intend to achieve a strong and flexible financial position by: (1) maintaining a quality portfolio of strong income producing properties, (2) managing our leverage position relative to our portfolio when pursuing new development and expansion opportunities, (3) extending and sequencing debt maturities,
      (4) managing our interest rate risk, (5) maintaining our liquidity and
      (6) accessing internally generated sources of capital by maintaining a low distribution payout ratio and subsequently reinvesting a significant portion of our cash flow into our portfolio.

    - BRAND NAME RECOGNITION OF TANGER OUTLET CENTERS. Each of our factory outlet centers carries the Tanger brand name. We believe that both national manufacturers and consumers recognize the Tanger brand as one that provides outlet shopping centers where consumers can trust the brand, quality and price of the merchandise they purchase directly from the manufacturers.

    - MAINTAIN APPROPRIATE INFRASTRUCTURE TO ACTIVELY MANAGE PORTFOLIO. During the 20 years we have been in operation, we have been successful in identifying new and exciting brand name tenants. Members of our management group have extensive experience in developing and refining systems for property development, marketing, operation and investment as well as actively monitoring and managing our portfolio of properties. Our experience in the real estate and outlet center industry has produced in-house efficiency with respect to virtually every aspect of outlet center development and management.

COMPETITIVE STRENGTHS

    We believe that our key competitive strengths are:

    DIVERSE TENANT BASE AND GEOGRAPHIC DISTRIBUTION. We believe that our centers are well diversified both geographically and by tenant. We are not dependent upon any single property or tenant. We have a diverse tenant base comprised of over 250 different well-known, upscale, national designer or brand name store concepts, such as Liz Claiborne, Reebok, Tommy Hilfiger, Polo Ralph Lauren, GAP, Nautica and Nike. No single tenant or their affiliates accounted for 10% or more of combined base and percentage rental revenues during 1999, 1998 and 1997. As of September 30, 2000, our largest tenant, Liz Claiborne, including all of its store concepts, accounted for approximately 6% of our total GLA.

    EXPERIENCED MANAGEMENT TEAM. Our management team, led by Stanley K. Tanger and Steven B. Tanger, the Company's President and Chief Operating Officer, has extensive experience developing and managing factory outlet centers. Over the past 20 years, we have successfully developed 24 centers and acquired seven, and we currently manage approximately 5.2 million square feet of GLA. Over the last five years, we have increased total revenue from $68.6 million to $108.8 million, and EBITDA from $41.1 million to $67.8 million. Additionally, as of December 31, 2000, our management beneficially owned approximately 27% of all our outstanding common shares (assuming our preferred shares and the partnership units are exchanged for our common shares but without giving effect to the exercise of any outstanding stock and partnership unit options).

    PROVEN MERCHANDISING STRATEGY. Over the past 20 years, we have successfully identified new and exciting brand name tenants for our centers. We believe our brand name and low occupancy costs are attractive to our tenants and are assets to our ongoing strategy to re-merchandise selected centers by replacing low volume tenants with high volume tenants such as Nike, GAP, Old Navy, Banana Republic, Polo Ralph Lauren, Tommy Hilfiger and Nautica. We believe this strategy has contributed to an increase in our average same-space sales per square foot of approximately 27% from September 1996 through December 2000.

    SUCCESSFUL DEVELOPMENT AND EXPANSION EXPERIENCE. We are one of the largest owners and operators of factory outlet centers in the United States. We provide all development, leasing and management services for our centers. Since the IPO in May 1993, we have developed, acquired and expanded our portfolio by 3.7 million square feet. As of December 31, 2000, we owned and operated 29 centers with a total GLA of approximately 5.2 million square feet. These centers were 96% occupied, contained approximately 1,100 stores and represented over 250 store brands as of such date.

    LONG-STANDING, LOYAL TENANT RELATIONSHIPS. As one of the original participants in the outlet industry, we have developed long-standing relationships with many national and regional manufacturers. Our relationship with Polo Ralph Lauren began in 1984 with one of their first outlet stores. Our relationship with Liz Claiborne began in 1986 with their first outlet store. Our relationship with LL Bean began in 1987 with their first outlet store. Our relationship with Brooks Brothers began in 1991 with their first outlet store. Each of these relationships has expanded over time and continues today.

RECENT DEVELOPMENTS

YEAR END 2000 RESULTS

    For the year ended December 31, 2000, the Company posted the following results:

    - Generated EBITDA of $67.8 million, a 2.5% increase over the $66.1 million earned in 1999

    - Increased base rental income 3% to $71.5 million from $69.2 million in
      1999

    - Increased percentage rental income 4% to $3.3 million from $3.1 million in 1999

    - Increased total revenues 5% to $108.8 million from $104.0 million in 1999

    - Had a distribution payout ratio of 71%, providing additional coverage of the current dividend

    - Reported tenant same-space sales increased 7% to $281 per square foot

    - Renewed 75%, or 520,000 square feet, of the space that came up for renewal during the year, with a 4% average increase in base rental rates

    - Re-leased 305,000 square feet of space with an 8% average increase in base rental rates

    - Added 235,000 square feet of expansions in five existing centers

    - Sold centers in Lawrence, KS and McMinnville, OR for net cash proceeds of $7.1 million

    - Generated $1.5 million in additional funds through the sale of four out-parcels of land

    - Closed on over $75 million in long-term financings

    For the year ended December 31, 2000, funds from operations, or FFO, was $40.0 million before a non-cash, non-recurring charge for costs written-off associated with abandoned development projects, compared to $41.7 million in the same period of 1999. For the quarter ended December 31, 2000, FFO was $10.1 million, before the non-cash, non-recurring charge referred to above, compared to $11.2 million in the same quarter of 1999. The results for the fourth quarter and the year ended December 31, 2000 were negatively impacted by higher average interest rates and dilution associated with the sale of two properties in June 2000. Including the non-cash, non-recurring charge for costs written-off associated with abandoned development projects of $1.8 million, FFO was $8.3 million and $38.2 million for the fourth quarter and year ended December 31, 2000, respectively.

    The blizzards and extremely cold weather in December caused the closing of our centers for the equivalent of more than 17 shopping days throughout the portfolio. Even though our tenants had no sales while their stores were closed during the highest volume month of the year, the same-store sales trends for the year ended December 31, 2000 improved over the previous year. Same-store sales were up 0.4% for the twelve months ended December 31, 2000 compared to a decrease of 1% for the twelve months ended December 31, 1999. Reported tenant sales in 2000 for all Tanger outlet centers increased 8% to $1.3 billion compared to $1.2 billion in 1999.

    The 7% increase in tenant same-space sales to a record $281 per square foot reflects the ongoing execution of the our strategy to re-merchandise selected centers by replacing low volume tenants with high volume tenants like Nike, GAP, Old Navy, Banana Republic, Polo Ralph Lauren, Tommy Hilfiger and Nautica. Average tenant occupancy costs decreased from 7.8% in 1999 to 7.4% in 2000.

    In the second quarter of 2000, we sold centers in Lawrence, KS and McMinnville, OR totaling approximately 186,000 square feet for net cash proceeds of $7.1 million. Proceeds from the sale were used to reduce amounts outstanding under existing lines of credit. The combined net operating income of these two centers represented approximately 1% of our total portfolio's estimated net operating income. As was previously reported, we recognized a $5.9 million loss on the sale of these properties in the second quarter of 2000.

    We also closed on the sale of our land and site improvements in Stroud, OK for net proceeds of approximately $723,500. As a result of this sale, we recognized a loss of $1 million on the sale of the property in the fourth quarter of 2000. This was property remaining after the Stroud center was completely destroyed by a tornado in May 1999. We maintain full replacement cost insurance on our properties as a whole and as a result, the Company had previously recognized a gain on disposal of the Stroud center of $4.1 million during the year ended December 31, 1999.

    As was previously announced, on November 9, 2000 we terminated our contract to purchase 12 acres of land in Dania Beach/Ft. Lauderdale, Florida. Because of this event, we had written off all development costs associated with the site in Ft. Lauderdale, as well as additional costs associated with various other non-recurring development activities at other sites. The total non-cash, non-recurring charge for abandoned development costs in the fourth quarter of 2000 was $1.8 million.

    As of December 31, 2000, we had unencumbered properties totaling
$408 million in gross book value, or 70% of our real estate assets. We also had a distribution payout ratio of 71%.

DEVELOPMENT AND EXPANSION

    During 2000, we added approximately 235,000 square feet of expansions throughout five existing centers. Currently, we are constructing approximately 57,000 square feet of expansion space at our center in San Marcos, TX, which is scheduled to open in the second half of 2001. In addition, we are planning, but have not yet begun, construction on a further 59,000 square foot expansion on our adjacent San Marcos, TX land, which is anticipated for stabilization in the fourth quarter of 2001.

    We have an option to purchase the retail portion of a site at the Bourne Bridge Rotary in Cape Cod, MA. Based on tenant demand, we plan to develop a new 250,000 square foot outlet center at this location. The entire site will contain more than 750,000 square feet of mixed-use entertainment, retail, office and residential community built in the style of a Cape Cod Village. The local and state planning authorities are currently reviewing the project, and final approvals are anticipated before the end of 2001. Due to the extensive amount of site work and road construction, stores are not expected to open until mid 2003.

    We cannot assure you that any of the anticipated or planned developments or expansions discussed above will be started or completed as scheduled, as the case may be, that any other acquisitions or dispositions will be made, or that any development, expansion, acquisition or disposition will result in an advantageous return on investment.

FINANCING ACTIVITIES

    During 2000, we took a number of steps to insure access to capital sufficient to complete our development pipeline and refinance debt maturing over the next twelve months. These steps included the following:

    In January 2000, Fleet National Bank and Bank of America provided us with an aggregate $20.0 million, two year, unsecured loan at a variable rate of LIBOR plus 2.25%. At the same time, we entered into interest rate swap agreements that effectively fixed the interest rate on this loan at 8.75%.

    In July 2000, Wells Fargo Bank provided us with a $29.5 million secured loan for five years at a variable rate of LIBOR plus 1.75%. In December 2000, we entered into an interest rate swap agreement that effectively fixed the interest rate on $25 million of this loan at 7.72%.

    In August 2000, Woodmen of the World Life Insurance Society provided us with a $16.7 million secured loan for ten years at a fixed rate of 8.86%.

    In September 2000, New York Life Insurance Company renewed a $9.2 million secured loan for five years at a fixed rate of 9.125%.

    We have extended the maturities of our four unsecured lines of credit totaling $100 million with Bank of America, Bank One, Fleet National Bank and SouthTrust Bank until at least June 30, 2002.

THE OFFERING

Issuer...............................  Tanger Properties Limited Partnership.
Guarantor............................  Tanger Factory Outlet Centers, Inc.
Notes Offered........................  $100 million of 9 1/8% Senior Notes due 2008.
Maturity.............................  The notes will mature on February 15, 2008.
Interest.............................  We will pay interest on the notes at an annual rate of
                                       9 1/8%. We will pay the interest due on the notes every six months on February 15 and August 15. We will make the first payment on August 15, 2001.
No Optional Redemption; No Sinking
  Fund...............................  We may not redeem the notes in whole or in part prior to maturity. The notes will not be subject to any mandatory
                                       sinking fund.

Certain Covenants....................  As more fully described and defined under "Description of
                                       Notes--Certain Covenants" below, the terms of the notes will restrict, among other things, our ability to:
                                       -  incur additional Debt if the aggregate principal amount of all of our outstanding Debt is greater than 60% of
                                           our Adjusted Total Assets or if, for a specified period,
                                           our pro forma ratio of Consolidated Income Available for
                                           Debt Service to Annual Service Charges would have been
                                           less than 2.0 to 1;
                                       -  incur additional Debt, other than Permitted Debt, at the
                                           Restricted Subsidiary level;
                                       -  incur Secured Debt if the aggregate principal amount of all of our outstanding Secured Debt is greater than 40%
                                           of our Adjusted Total Assets;
                                       -  make distributions of our assets;
                                       -  enter into certain transactions with affiliates; and
                                       -  restrict the ability of our Restricted Subsidiaries to
                                           make certain payments or transfers to us.
Ranking of Notes and Guarantees......  The notes will be general unsecured obligations of the
                                       Operating Partnership. The notes will rank equally in right of payment with all senior indebtedness of the Operating
                                       Partnership, and senior in right of payment to all future
                                       subordinated indebtedness of the Operating Partnership. The notes will be unconditionally guaranteed by the Company. The guarantees will rank equally in right of payment to all
                                       senior obligations of the Company, and senior in right of
                                       payment to all future subordinated obligations of the
                                       Company. The notes and guarantees will be effectively
                                       subordinated to (1) any secured indebtedness of the
                                       Operating Partnership or the Company, as applicable, to the extent of the assets securing that indebtedness and (2) all indebtedness for money borrowed and other liabilities of our subsidiaries. As of September 30, 2000, after giving effect to this offering and the application of the expected net
                                       proceeds thereof, the Operating Partnership would have had approximately $135.8 million of secured debt and
                                       approximately $204.3 million of unsecured debt (including
                                       the notes) outstanding.

Use of Proceeds......................  We will use the net proceeds from the sale of the notes to repay existing indebtedness.

    See "Risk Factors" beginning on page S-12 hereof and on page 4 in the accompanying prospectus.

SUMMARY HISTORICAL FINANCIAL INFORMATION

    The following table summarizes the information under the section "Selected Financial Data" and should be read with our financial statements and the related notes included in this prospectus supplement beginning on Page F-1. You should also read the following information in conjunction with the sections in this prospectus supplement entitled "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business and Properties."

                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                            -------------------   ------------------------------
                                              2000       1999       1999       1998       1997
                                            --------   --------   --------   --------   --------
                                                           (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Total revenues............................  $ 80,453   $ 76,207   $104,016   $ 97,766   $ 85,271
Interest expense..........................  $ 20,451   $ 17,968   $ 24,239   $ 22,028   $ 16,835
Income before gain (loss) on sale or
  disposal of real estate and
  extraordinary items.....................  $ 10,543   $ 12,084   $ 17,070   $ 15,109   $ 17,583
Net income (1)............................  $  4,608   $ 13,052   $ 20,866   $ 15,643   $ 17,583

OTHER DATA:
EBITDA (2)................................  $ 50,506   $ 48,577   $ 66,133   $ 61,991   $ 52,857
Funds from operations (3).................  $ 29,866   $ 30,447   $ 41,673   $ 37,048   $ 35,840
Distribution payout ratio (4).............       71%        70%        68%        71%        67%
GLA at end of period (000's sq. ft.)......     5,004      4,946      5,149      5,011      4,458
Number of centers.........................        29         30         31         31         30
Occupancy rate............................       95%        95%        97%        97%        98%

BALANCE SHEET DATA:
Total assets..............................  $488,038   $467,511   $489,851   $471,568   $415,578
Total debt................................  $337,048   $306,591   $329,647   $302,485   $229,050
Total partners' equity....................  $124,408   $140,305   $141,054   $149,363   $160,525

------------------------

(1) Net income includes extraordinary items of $345 for the nine months ended September 30, 1999 and $345 and $460 for the years ended December 31, 1999 and 1998 related to the early extinguishment of debt.

(2) EBITDA represents earnings before gain (loss) on sale or disposal of real estate, extraordinary item, asset write-down, interest expense, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles, or GAAP. Other REITs (or their operating partnerships) may define or interpret EBITDA differently than we do.

(3) Funds from Operations, or FFO, is generally defined as net income (loss), computed in accordance with generally accepted accounting principles, before extraordinary items and gains (losses) on sale of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate. FFO is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. FFO is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. We compute FFO in accordance with the current standards established by the National Association of Real Estate Investment Trusts, or NAREIT. Our computation may not be comparable to FFO reported by other REITs (or their operating partnerships) that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

(4) Distribution paid in respect of the partnership units and preferred partnership units for such year as a percentage of FFO before asset write-downs.

                          FORWARD-LOOKING INFORMATION

    Certain statements made below are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and included in this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, the following:

    - general economic and local real estate conditions could change (for example, our tenants' businesses may change if the economy changes which might affect (1) the amount of rent they pay us or their ability to pay rent to us, (2) their demand for new space, or (3) our ability to renew or re-lease a significant amount of available space on favorable terms);

    - the laws and regulations that apply to us could change (for instance, a change in the tax laws that apply to REITs could result in unfavorable tax treatment for us);

    - availability and cost of capital (for instance, financing opportunities may not be available to us, or may not be available to us on favorable terms);

    - our operating costs may increase or our costs to construct or acquire new properties or expand our existing properties may increase or exceed our original expectations.

                                  RISK FACTORS

    You should consider the following risks as well as those listed under "Risk Factors" beginning on page 4 in the accompanying prospectus relating to the manufacturers' outlet center industry, real estate investments, distribution requirements applicable to the Company and REIT qualification matters, in deciding whether to purchase the notes:

DEBT FINANCING RISKS

    We are subject to the risks associated with debt financing, including the risk that the cash provided by our operating activities will be insufficient to meet required payments of principal and interest and the risk that we will not be able to repay or refinance existing indebtedness or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we are unable to refinance our indebtedness on acceptable terms, we might be forced to dispose of properties on disadvantageous terms, which might result in losses.

TRADING MARKET FOR THE NOTES

    Prior to the offering, there has been no public market for the notes. The underwriters have advised us that they intend to make a market in the notes; however, the underwriters are not obligated to do so. The underwriters may discontinue any market-making at any time, and there is no assurance that an active public market for the notes will develop or, if it develops, that it will be maintained. Further, declines and volatility in the market for securities generally, as well as changes in our financial performance or prospects, may adversely affect the liquidity of, and trading market for, the notes.

LEASE RENEWAL RISK

    As is customary in our industry, our leases with tenants typically have an initial term of five to 10 years. Leases on a total of approximately 70% of the leased square footage in our portfolio will expire on or prior to December 31, 2004. Approximately 535,889 square feet is up for renewal in 2001, approximately 886,380 square feet in 2002, approximately 864,383 square feet in 2003 and approximately 940,437 square feet in 2004. If we are unable to promptly relet or renew these expiring leases for all or a substantial portion of the expiring square footage, or if the rental rates for renewal or reletting are significantly lower than current market rates, our cash flow could be adversely affected.

                                USE OF PROCEEDS

    The net proceeds from the sale of the notes will be approximately
$97 million. We will use the net proceeds to repay all of the outstanding indebtedness under our $75 million 8 3/4% notes due March 11, 2001. We will also use the net proceeds to repay all of our $20 million term loan due January 2002 with Fleet National Bank and Bank of America, which currently bears interest at a rate of LIBOR plus 2.25%. We will use the remaining proceeds for general operating purposes.

    Pending such use of the net proceeds, we may reduce amounts outstanding under our lines of credit and/or may invest in short-term income producing investments such as investments in commercial paper, government securities or money market funds. We have four unsecured lines of credit that provide for borrowings of up to $100 million with Bank of America, Bank One, Fleet National Bank and South Trust Bank until at least June 30, 2002. Interest payable under these facilities ranges from LIBOR plus 1.60% to LIBOR plus 1.80%.

                                 CAPITALIZATION

    The following table shows the capitalization of the Operating Partnership as of September 30, 2000 and the adjusted capitalization as of that date after giving effect to the sale of the notes and the application of the net proceeds from the sale. This information should be read together with the information under "Prospectus Supplement Summary," "Use of Proceeds" and "Selected Financial Data" and the consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                 SEPTEMBER 30, 2000
                                                              -------------------------
                                                              HISTORICAL    AS ADJUSTED
                                                              -----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Debt:
  Secured Debt
    Mortgages Payable.......................................   $135,759       $135,759
                                                               --------       --------
      Total Secured Debt....................................    135,759        135,759
                                                               --------       --------
  Unsecured Debt
    8 3/4% notes due 2001 (existing)........................     75,000             --
    7 7/8% notes due 2004 (existing)........................     75,000         75,000
    9 1/8% Notes due 2008 (offered hereby)..................         --        100,000
  Unsecured term note.......................................     20,000             --
  Unsecured lines of credit.................................     31,289         29,323
                                                               --------       --------
      Total unsecured debt..................................    201,289        204,323
                                                               --------       --------
        Total debt..........................................    337,048        340,082
                                                               --------       --------

Partners' equity:
  General partner, 150,000 general partnership units
    outstanding.............................................      1,699          1,699
  Limited partner, 10,802,216 and 80,600 limited partnership units
    and preferred partnership units outstanding.............    122,709        122,709
                                                               --------       --------
    Total partners' equity..................................    124,408        124,408
                                                               --------       --------
      Total capitalization..................................   $461,456       $464,490
                                                               ========       ========

                            SELECTED FINANCIAL DATA

    The Operating Partnership derived the historical financial information below from its audited financial statements for 1995 through 1999 and unaudited financial statements for the nine months ended September 30, 2000 and 1999, respectively. The information is only a summary and you should read it together with the historical financial statements and related notes contained in the annual and quarterly reports and other information filed by the Operating Partnership with the Securities and Exchange Commission and incorporated by reference herein.

                                               NINE MONTHS ENDED                          YEAR ENDED
                                                 SEPTEMBER 30,                           DECEMBER 31,
                                             ---------------------   ----------------------------------------------------
                                               2000        1999        1999       1998       1997       1996       1995
                                             ---------   ---------   --------   --------   --------   --------   --------
                                                                        (DOLLARS IN THOUSANDS)
REVENUES
  Base rentals............................   $ 52,912    $ 51,314    $ 69,180   $ 66,187   $ 56,807   $ 50,596   $ 45,818
  Percentage rentals......................      1,902       1,774       3,141      3,087      2,637      2,017      2,068
  Expense reimbursements..................     22,138      20,316      27,910     26,852     24,665     21,991     19,913
  Other income............................      3,501       2,803       3,785      1,640      1,162        896        805
                                             --------    --------    --------   --------   --------   --------   --------
    Total revenues........................     80,453      76,207     104,016     97,766     85,271     75,500     68,604
                                             --------    --------    --------   --------   --------   --------   --------
EXPENSES
  Property operating......................     24,458      22,221      30,585     29,106     26,269     23,559     22,467
  General and administrative..............      5,489       5,409       7,298      6,669      6,145      5,467      5,079
  Interest................................     20,451      17,968      24,239     22,028     16,835     13,998     11,337
  Depreciation and amortization...........     19,512      18,525      24,824     22,154     18,439     16,458     14,369
Asset write-down..........................          0           0           0      2,700          0          0          0
                                             --------    --------    --------   --------   --------   --------   --------
    Total expenses........................     69,910      64,123      86,946     82,657     67,688     59,482     53,252
                                             --------    --------    --------   --------   --------   --------   --------
Income before gain (loss) on sale or
  disposal of real estate and
  extraordinary item......................     10,543      12,084      17,070     15,109     17,583     16,018     15,352
Gain (loss) on sale or disposal of real
  estate..................................     (5,935)      1,313       4,141        994         --        159          0
Income before extraordinary item..........      4,608      13,397      21,211     16,103     17,583     16,177     15,352
Extraordinary item........................         --        (345)       (345)      (460)        --       (831)         0
Net income................................      4,608      13,052      20,866     15,643     17,583     15,346     15,352
Less applicable preferred unit
  distributions...........................     (1,382)     (1,441)     (1,917)    (1,911)    (1,808)    (2,399)    (2,903)
                                             --------    --------    --------   --------   --------   --------   --------
Income available to partners..............   $  3,226    $ 11,611    $ 18,949   $ 13,732   $ 15,775   $ 12,947   $ 12,449
                                             ========    ========    ========   ========   ========   ========   ========

UNIT DATA:
Basic:
  Income before extraordinary item........   $   0.30    $   1.10    $   1.77   $   1.30   $   1.57   $   1.46   $   1.36
  Net income..............................   $   0.30    $   1.07    $   1.74   $   1.26   $   1.57   $   1.37   $   1.36
Weighted average units....................     10,919      10,895      10,894     10,919     10,061      9,435      9,128

Diluted:
  Income before extraordinary item........   $   0.29    $   1.10    $   1.77   $   1.28   $   1.55   $   1.46   $   1.36
  Net income..............................   $   0.29    $   1.07    $   1.74   $   1.24   $   1.55   $   1.37   $   1.36
Weighted average units....................     10,944      10,916      10,904     11,040     10,171      9,441      9,129
Distributions paid per unit (1)...........   $   1.82    $   1.81    $   2.42   $   2.35   $   2.17   $   2.06   $   1.96

BALANCE SHEET DATA:
Undepreciated real estate assets..........   $580,911    $543,494    $566,216   $529,247   $454,708   $358,361   $325,881
Total assets..............................   $488,038    $467,511    $489,851   $471,568   $415,578   $331,954   $314,947
Long-term debt............................   $337,048    $306,591    $329,647   $302,485   $229,050   $178,004   $156,749
Total partners' equity....................   $124,408    $140,305    $141,054   $149,363   $160,525   $136,256   $142,397

OTHER DATA:
EBITDA(2).................................   $ 50,506    $ 48,577    $ 66,133   $ 61,991   $ 52,857   $ 46,474   $ 41,058
Funds from operations(3)..................   $ 29,866    $ 30,447    $ 41,673   $ 37,048   $ 35,840   $ 32,313   $ 29,597
Cash flows from:
  Operating activities....................   $ 30,240    $ 33,801    $ 43,169   $ 35,791   $ 39,232   $ 38,031   $ 32,455
  Investing activities....................   $(15,504)   $(20,918)   $(45,959)  $(79,236)  $(93,636)  $(36,401)  $(44,788)
  Financing activities....................   $(15,037)   $(19,019)   $ (3,043)  $ 46,172   $ 55,444   $ (4,176)  $ 13,802

                                               NINE MONTHS ENDED                          YEAR ENDED
                                                 SEPTEMBER 30,                           DECEMBER 31,
                                             ---------------------   ----------------------------------------------------
                                               2000        1999        1999       1998       1997       1996       1995
                                             ---------   ---------   --------   --------   --------   --------   --------
GLA at end of period (000's sq. ft.)......      5,004       4,946       5,149      5,011      4,458      3,739      3,507
Number of centers.........................         29          30          31         31         30         27         27

RATIOS:
Earnings to fixed charges(4)..............       1.46        1.58        1.61       1.62       1.82       1.98       2.22
EBITDA to Annual Service Charge(4)(8).....        2.5         2.7         2.7        2.9        3.0        3.3        3.7
Debt to Adjusted Total Assets(5)(6).......       56.4%       54.7%       55.9%      55.6%      48.1%      49.3%      47.4%
Secured Debt to Adjusted Total
  Assets(7)...............................       22.7%       16.3%       16.5%      13.4%      15.5%      25.1%      47.4%
Consolidated income available for debt
  service to Annual Service Charge(8).....        2.7         2.7         2.7        2.7        2.8        3.2        3.7
Distribution Payout Ratio(9)..............         71%         70%         68%        71%        67%        69%        71%

------------------------------

(1) Excludes distributions paid per unit to holders of preferred partnership units of $14.78 and $14.69 for the nine months ended September 30, 2000 and 1999 and $21.76, $21.17, $19.55, $18.56 and $17.66 for the years ended
    December 31, 1999, 1998, 1997, 1996 and 1995.

(2) EBITDA represents earnings before gain (loss) on sale or disposal of real estate, extraordinary item, asset write-down, interest expense, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles, or GAAP. Other REITs (or their operating partnerships) may define or interpret EBITDA differently than we do.

(3) Funds from Operations, or FFO, is generally defined as net income (loss), computed in accordance with generally accepted accounting principles, before extraordinary items and gains (losses) on sale of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate. FFO is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. FFO is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. We compute FFO in accordance with the current standards established by NAREIT. Our computation may not be comparable to FFO reported by other REITs (or their operating partnerships) that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

(4) For purposes of this calculation, earnings consist of income (loss) before gain on sale of real estate and extraordinary items plus fixed charges (excluding capitalized interest). Fixed charges consist of interest costs (whether expensed or capitalized) and amortization of debt expense and discount or premium relating to any indebtedness (whether expensed or capitalized) and that portion of rental expense estimated to be attributed to interest.

(5) As specified in the indenture, "Indebtedness" generally consists of indebtedness in respect of borrowed money, secured indebtedness, reimbursement obligations in connection with letters of credit and capitalized leases.

(6) As specified in the indenture, "Adjusted Total Assets" consists of the "Undepreciated Real Estate Assets" and all other assets (excluding intangibles and accounts receivable) of the Operating Partnership and its "Subsidiaries" on a consolidated basis. "Undepreciated Real Estate Assets" means the cost (including capital improvements) of real estate assets of the Operating Partnership and its "Subsidiaries," before depreciation and amortization, determined on a consolidated basis.

(7) As specified in the indenture, "Secured Indebtedness" consists of "Indebtedness" secured by any mortgage, pledge, lien, charge, encumbrance or security interest of any kind upon any property of the Operating Partnership or any Subsidiary.

(8) As specified in the indenture, "Consolidated Income Available for Debt Service" consists of consolidated net income of the Operating Partnership and its "Subsidiaries," plus amounts deducted for interest, provision for income taxes, amortization of debt discount, provision of realized losses on properties, depreciation and amortization, non-cash charges and amortization of deferred charges, minus gains on sales of properties. As specified in the indenture, "Annual Service Charge" as of any date means the amount which is expensed or capitalized in such period for interest on Debt, excluding amortization of deferred financing costs.

(9) Distributions paid in respect of the partnership units and preferred partnership units for such year as a percentage of FFO before asset write-downs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the financial statements appearing elsewhere in this prospectus. Historical results and percentage relationships set forth in the statements of operations, including trends that might appear, are not necessarily indicative of future operations.

    The discussion of our results of operations reported in the statements of operations compares the nine months ended September 30, 2000 with the nine months ended September 30, 1999, full year 1999 results with full year 1998 results and full year 1998 results with full year 1997 results. Certain comparisons between the periods are made on a percentage basis as well as on a weighted average GLA basis, a technique which adjusts for certain increases or decreases in the number of centers and corresponding square feet related to the development, acquisition, expansion or disposition of rental properties. The computation of weighted average GLA, however, does not adjust for fluctuations in occupancy that may occur subsequent to the original opening date.

GENERAL OVERVIEW

    At September 30, 2000, we owned 29 centers in 20 states totaling
5.0 million square feet of GLA compared to 30 centers in 22 states totaling
4.9 million square feet of GLA at September 30, 1999. Since September 30, 1999, we have acquired one center and expanded four existing centers, increasing GLA by a net of approximately 244,000 square feet. In addition, we sold two centers totaling 186,000 square feet in June 2000.

    During the first nine months of 2000, we added 70,100 square feet to the portfolio in Commerce, GA, San Marcos, TX and Sevierville, TN. In addition, we had approximately 244,300 square feet of expansion space under construction in four centers located in Lancaster, PA, Riverhead, NY, San Marcos, TX and Sevierville, TN. In June 2000, we sold our centers in Lawrence, KS and McMinnville, OR. Net proceeds received from the sale totaled $7.1 million. As a result of the two sales, we recognized a loss on sale of real estate of $5.9 million. The combined net operating income of these two centers represented approximately 1% of the total portfolio's operating income. During the first nine months of 2000, we also sold four land outparcels for net proceeds of $1.5 million and have included in other income a gain on sale of $908,000.

    A summary of the operating results for the nine months ended September 30, 2000 and 1999 and for the years ended December 31, 1999, 1998 and 1997 is presented in the following table, with revenues and expenses expressed in amounts calculated on a weighted average GLA basis.

                                                     NINE MONTHS ENDED              YEAR ENDED
                                                       SEPTEMBER 30,               DECEMBER 31,
                                                    -------------------   ------------------------------
                                                      2000       1999       1999       1998       1997
                                                      ----       ----       ----       ----       ----
GLA open at end of period (000's sq. ft.).........    5,004      4,946      5,149      5,011      4,458
Weighted average GLA (000's sq. ft.) (1)..........    5,117      4,976      4,996      4,768      4,046
Outlet centers in operation.......................       29         30         31         31         30
New centers acquired..............................       --         --          1          2          3
Centers sold......................................        2          1          1          1         --
Centers expanded..................................       --          4          5          1          5
States operated in at end of period...............       20         22         22         23         23
Occupancy percentage at end of period.............       95%        95%        97%        97%        98%

PER SQUARE FOOT
  Revenues
    Base rentals..................................   $10.34     $10.31     $13.85     $13.88     $14.04
    Percentage rentals............................      .37        .36        .63        .65        .65
    Expense reimbursements........................     4.33       4.08       5.59       5.63       6.10
    Other income..................................      .68        .56        .76        .34        .29
                                                     ------     ------     ------     ------     ------
      Total revenues..............................    15.72      15.31      20.83      20.50      21.08
                                                     ------     ------     ------     ------     ------
  Expenses
    Property operating............................     4.78       4.47       6.12       6.10       6.49
    General and administrative....................     1.07       1.09       1.46       1.40       1.52
    Interest......................................     4.00       3.61       4.85       4.62       4.16
    Depreciation and amortization.................     3.81       3.72       4.97       4.65       4.56
                                                     ------     ------     ------     ------     ------
      Total expenses..............................    13.66      12.89      17.40      16.77      16.73
                                                     ------     ------     ------     ------     ------
Income before gain (loss) on sale or disposal of
  real estate and extraordinary item..............   $ 2.06     $ 2.42     $ 3.43     $ 3.73     $ 4.35
                                                     ======     ======     ======     ======     ======

------------------------

(1) GLA weighted by months of operations. GLA not adjusted for fluctuations in occupancy which may occur subsequent to the original opening date.

RESULTS OF OPERATIONS

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2000 TO THE NINE MONTHS ENDED
  SEPTEMBER 30, 1999

    Base rentals increased $1.6 million, or 3%, in the 2000 period when compared to the same period in 1999. The increase is primarily due to the effect of the expansions and the acquisition completed since September 30, 1999, as mentioned in the General Overview above, offset by the loss of rent from the sales of the centers in Lawrence, KS and McMinnville, OR. Base rent per weighted average GLA increased by $.03 per square foot from $10.31 per square foot in the nine months ended September 30, 1999 to $10.34 per square foot in the nine months ended September 30, 2000. The increase is the result of the expansions and acquisition since September 30, 1999.

    Percentage rentals increased $128,000, and on a weighted average GLA basis, increased $.01 per square foot in 2000 compared to 1999. For the first nine months of 2000, reported same-store sales, defined as the weighted average sales per square foot reported by tenants for stores open since January 1, 1999, increased by 1% when compared to the first nine months of 1999. Reported same-space sales for the rolling twelve months ended September 30, 2000, defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period, increased 7% to $278, reflecting the continued success of our strategy to re-merchandise selected centers by replacing low volume tenants with high volume tenants.

    Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses generally fluctuates consistently with the reimbursable property operating expenses to which it relates. Expense reimbursements, expressed as a percentage of property operating expenses, decreased from 91% in 1999 to 90% in 2000 primarily as a result of higher operating costs and other non-reimbursable expenses during the 2000 period compared to the 1999 period.

    Other income increased $698,000 in 2000 compared to 1999 primarily due to the increased gains on sale of land outparcels totaling $221,000 in the 2000 period compared to the 1999 period. Also, business interruption insurance proceeds relating to the Stroud center totaling $1.0 million were recognized in 2000 compared to $524,000 in 1999.

    Property operating expenses increased by $2.2 million, or 10%, in the 2000 period as compared to the 1999 period and, on a weighted average GLA basis, increased $.31 per square foot from $4.47 to $4.78. The increases are the result of certain increases in real estate tax assessments and higher common area maintenance expenses.

    General and administrative expenses increased $80,000, or 1%, in the 2000 period as compared to the 1999 period and, as a percentage of total revenues, general and administrative expenses were approximately 7% of total revenues in both the 2000 and 1999 periods.

    Interest expense increased $2.5 million during the 2000 period as compared to the 1999 period due to the incremental financing needed to fund the expansions since September 1999 and the November 1999 acquisition in Fort Lauderdale, FL and higher interest rates on our variable rate debt. Depreciation and amortization per weighted average GLA increased 2% from $3.72 per square foot in the 1999 period to $3.81 per square foot in the 2000 period due to a higher mix of tenant finishing allowances included in buildings and improvements which are depreciated over shorter lives than other construction costs.

    The extraordinary loss recognized in the 1999 period represents the write-off of unamortized deferred financing costs related to debt that was extinguished during the period prior to its scheduled maturity.

1999 COMPARED TO 1998

    Base rentals increased $3.0 million, or 5%, in the 1999 period when compared to the same period in 1998. The increase is primarily due to the effect of a full year of rent in 1999 from the centers acquired on March 31, 1998 and July 31, 1998 as well as certain other expansions, offset by the loss of rent from the center in Stroud, OK. Base rent per weighted average GLA decreased $.03 per foot due to the portfolio of properties having a lower overall average occupancy rate during 1999 compared to 1998. Base rent per square foot, however, was favorably impacted during the year due to the loss of the Stroud center that had a lower average base rent per square foot than the portfolio average.

    Percentage rentals, which represent revenues based on a percentage of tenants' sales volume above predetermined levels (the "breakpoint"), increased by $54,000 and on a weighted average GLA basis, decreased $.02 per square foot in 1999 compared to 1998. For the year ended December 31, 1999, reported same-store sales, defined as the weighted average sales per square foot reported by tenants for stores open since January 1, 1998, were down approximately 1% with that of the previous year. However, same-space sales for the year ended December 31, 1999 actually increased 5% to $261 per square foot due to the Operating Partnership's efforts to re-merchandise selected centers by replacing low volume tenants with high volume tenants.

    Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses generally fluctuates consistently with the reimbursable property operating expenses to which it relates. Expense reimbursements, expressed as a percentage of property operating expenses, decreased to 91% in 1999 from 92% in 1998 primarily as a result of a lower average occupancy rate in the 1999 period compared to the 1998 period.

    Other income increased $2.1 million in 1999 as compared to 1998. The increase is primarily due to gains on sale of out parcels of land totaling $687,000 during 1999 as well as to the recognition of $880,000 of business interruption insurance proceeds relating to the Stroud center.

    Property operating expenses increased by $1.5 million, or 5%, in 1999 as compared to 1998. On a weighted average GLA basis, property operating expenses increased slightly from $6.10 to $6.12 per square foot. Higher real estate taxes per square foot were offset by decreases in advertising and promotion expenses per square foot and lower common area maintenance expenses per square foot.

    General and administrative expenses increased $629,000, or 9%, in 1999 as compared to 1998. As a percentage of revenues, general and administrative expenses were approximately 7.0% of revenues in 1999 and 6.8% in 1998. On a weighted average GLA basis, general and administrative expenses increased $.06 per square foot from $1.40 in 1998 to $1.46 in 1999. The increase in general and administrative expenses per square foot reflects the rental and related expenses for the new corporate office space to which the Operating Partnership relocated its corporate headquarters in April 1999.

    Interest expense increased $2.2 million during 1999 as compared to 1998 due to financing the 1998 acquisitions and the 1998 and 1999 expansions. However, interest expense was favorably impacted by the insurance proceeds received from the loss of the Stroud center that were used to immediately reduce outstanding amounts under the Operating Partnership's lines of credit. Depreciation and amortization per weighted average GLA increased from $4.65 per square foot in 1998 to $4.97 per square foot in the 1999 period due to a higher mix of tenant finishing allowances included in buildings and improvements which are depreciated over shorter lives (I.E., over lives generally ranging from 3 to 10 years as opposed to other construction costs which are depreciated over lives ranging from 15 to 33 years.)

    The gain on disposal of real estate during 1999 represents the amount of insurance proceeds from the loss of the Stroud center in excess of the carrying amount for the portion of the related assets destroyed by the tornado. The gain on sale of real estate during 1998 is due primarily to the sale of an 8,000 square foot, single tenant property in Manchester, VT.

    The extraordinary losses recognized in each year represent the write-off of unamortized deferred financing costs related to debt that was extinguished during each period prior to its scheduled maturity.

1998 COMPARED TO 1997

    Base rentals increased $9.4 million, or 17%, in 1998 when compared to the same period in 1997 primarily as a result of the 18% increase in weighted average GLA. The increase in weighted average GLA is due primarily to the acquisitions in October 1997 (180,000 square feet), March 1998 (173,000 square feet), and July 1998 (186,000 square feet), as well as expansions completed in the fourth quarter of 1997 and first quarter 1998. The decrease in base rentals per weighted average GLA of $.16 in 1998 compared to 1997 reflects (1) the impact of these acquisitions which collectively have a lower average base rental rate per square foot and (2) lower average occupancy rates in 1998 compared to 1997. Base rentals per weighted average GLA, excluding these acquisitions, during the 1998 period decreased $.08 per square foot to $13.96.

    Percentage rentals increased $450,000, or 17%, in 1998 compared to 1997 due to the acquisitions and expansions completed in 1997. Same store sales, defined as the weighted average sales per square foot reported for tenant stores open all of 1998 and 1997, decreased 2.7% to approximately $242 per square foot.

    Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional and advertising and management expenses generally fluctuates consistently with the reimbursable property operating expenses to which it relates. Expense reimbursements, expressed as a percentage of property operating expenses, decreased from 94% in 1997 to 92% in 1998 primarily as a result of the decrease in occupancy.

    Property operating expenses increased by $2.8 million, or 11%, in 1998 as compared to 1997. On a weighted average GLA basis, property operating expenses decreased from $6.49 to $6.10 per square foot. Higher expenses for real estate taxes per square foot were offset by decreases in advertising and promotion and common area maintenance expenses per square foot. The decrease in property operating expenses per square foot is also attributable to the acquisitions that collectively have a lower average operating cost per square foot. Excluding the acquisitions, property operating expenses during 1998 were $6.19 per square foot.

    General and administrative expenses increased $524,000 in 1998 compared to 1997. As a percentage of revenues, general and administrative expenses decreased from 7.2% in 1997 to 6.8% in 1998. On a weighted average GLA basis, general and administrative expenses decreased $.12 per square foot to $1.40 in 1998, reflecting the absorption of the acquisitions in 1997 and 1998 without relative increases in general and administrative expenses.

    Interest expense increased $5.2 million during 1998 as compared to 1997 due to higher average borrowings outstanding during the period and due to less interest capitalized during 1998 as a result of a decrease in ongoing construction activity during 1998 compared to 1997. Average borrowings have increased principally to finance the acquisitions and expansions to certain existing centers. Depreciation and amortization per weighted average GLA increased from $4.56 per square foot to $4.65 per square foot.

    The asset write-down of $2.7 million in 1998 represents the write-off of pre-development costs capitalized for certain projects, primarily the Romulus, MI project, which were discontinued and terminated during the year.

    The gain on sale of real estate for 1998 represents the sale of an 8,000 square foot, single tenant property in Manchester, VT for $1.85 million and the sale of three outparcels at other centers for sales prices aggregating $940,000. The extraordinary item in 1998 represents a write-off of unamortized deferred financing costs due to the termination of a $50 million secured line of credit.

LIQUIDITY AND CAPITAL RESOURCES

    Net cash provided by operating activities was $30.2 million and $33.8 million for the nine months ended September 30, 2000 and 1999, respectively. The decrease in cash provided by operating activities is due primarily to a decrease in accounts payable and accrued expenses. Net cash used in investing activities was $15.5 million and $20.9 million during 2000 and 1999, respectively. Net cash used in investing was lower in 2000 primarily due to the increase in cash received from the sale of real estate, a decrease in insurance proceeds received from casualty losses and a decrease in advances to officers. Net cash used in financing activities decreased to $15.0 million during the first nine months of 2000 from $19.0 million in 1999 due to the reduction of amounts outstanding under the lines of credit from the proceeds from insurance and property sales.

    During the first nine months of 2000, we added 70,100 square feet to our portfolio in Commerce, GA, San Marcos, TX and Sevierville, TN. In addition, we had approximately 244,300 square feet of expansion space under construction in four centers located in Lancaster, PA, Riverhead, NY, San Marcos, TX and Sevierville, TN. Commitments to complete construction of the expansions to the existing properties and other capital expenditure requirements amounted to approximately $5.7 million at September 30, 2000. Commitments for construction represent only those costs contractually required to be paid by us.

    We have an option to purchase the retail portion of a site at the Bourne Bridge Rotary in Cape Cod, MA. Based on tenant demand, we plan to develop a new 250,000 square foot outlet center. The entire site will contain more than 750,000 square feet of mixed-use entertainment, retail, office and residential community built in the style of a Cape Cod Village. The local and state planning authorities are currently reviewing the project and they anticipate final approvals by next year. Due to the extensive amount of site work and road construction, stores are not expected to be open until mid 2003.

    On November 9, 2000, we terminated our contract to purchase twelve acres of land in Dania Beach/Ft. Lauderdale, Florida. We are in the process of determining the final cost associated with the termination of the contract, which will be written off in the fourth quarter.

    The developments or expansions that we have planned or anticipated may not be started or completed as scheduled, or may not result in accretive funds from operations. In addition, we regularly evaluate acquisition or disposition proposals and engage from time to time in negotiations for acquisitions or dispositions of properties. We may also enter into letters of intent for the purchase or sale of properties. Any prospective acquisition or disposition that is being evaluated or which is subject to a letter of intent may not be consummated, or if consummated, may not result in accretive funds from operations.

    During the first nine months of the year, to complete our development pipeline and to put us in a position to handle the debt maturities that will be occurring over the next twelve months, we have taken the following steps:

                                             INTEREST              TERM AND            PRINCIPAL
LENDER                                         RATE                SECURITY             AMOUNT
------                                   ----------------   ----------------------   -------------
Fleet National Bank and Bank of America  LIBOR + 2.25%      2 yr. unsecured          $20.0 million
Closed 01/00

Wells Fargo Bank                         LIBOR + 1.75%      5 yr. secured            $29.5 million
Closed 07/00

Woodmen of the World Life Insurance      8.86% fixed        10 yr. secured           $16.7 million
Society
Closed 08/00

New York Life Insurance Company          9.125% fixed       5 yr. secured            $ 9.2 million
Closed 09/00 (renewal)

    We have extended the maturities for our four lines of credit with Bank of America, Bank One, Fleet National Bank and SouthTrust Bank until at least June 30, 2002. This additional long-term financing, the proceeds from the property sales, and internally generated cash flow will be used to fund expansions over the next twelve months.

    The financing transactions and the approximate 150 basis point increase in LIBOR rates over the last twelve months have effectively increased the average interest rate (including amortization of loan costs) on our outstanding debt from 8.2% in 1999 to an estimated 8.7% in 2000. Because of the long-term nature of the leases with tenants, we cannot immediately pass through the higher interest expense caused by this increase in market rates, which has begun to have an impact on earnings. At September 30, 2000, our total outstanding debt was $337.0 million, approximately 60% of the outstanding long-term debt represented unsecured borrowings and approximately 70% of our real estate portfolio was unencumbered.

    We maintain revolving lines of credit with Bank of America, Bank One, Fleet National Bank and SouthTrust Bank that provide for unsecured borrowings up to $100 million, of which $68.7 million was available for additional borrowings at September 30, 2000. As a general matter, we plan to utilize our lines of credit as an interim source of funds to acquire, develop and expand factory outlet centers and to repay the credit lines with longer-term debt or equity when we determine that market conditions are favorable. Under joint shelf registration, Tanger Factory Outlet Centers, Inc, the sole owner of the Operating Partnership's general partner, and the Operating Partnership could issue up to $100 million in additional equity securities and $100 million in additional debt securities. With the decline in the real estate debt and equity markets, we may not, in the short term, be able to access these markets on favorable terms. We believe the decline is temporary and we may utilize these funds as the markets improve to continue our external growth. In the interim, we may consider other strategies to generate additional capital to reinvest in attractive opportunities. These strategies may include the use of operational and developmental joint ventures, selling certain properties that do not meet our long-term investment criteria, selling land outparcels at existing properties as well as other related strategies. Based on cash provided by operations, existing credit facilities, ongoing negotiations with certain financial institutions and funds available under the shelf registration, we believe that we have access to the necessary financing to fund the planned capital expenditures during 2001.

    We anticipate that adequate cash will be available to fund our operating and administrative expenses, regular debt service obligations, and the payment of dividends in accordance with REIT requirements in both the short and long term. Although we receive most of our rental payments on a monthly basis, distributions to shareholders are made quarterly and interest payments on the senior, unsecured notes are made semi-annually. Amounts accumulated for such payments will be used in the interim to reduce the outstanding borrowings under the existing lines of credit or invested in short-term money market or other suitable instruments. Certain of our debt agreements limit the payment of dividends such that dividends will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of funds from operations on a cumulative basis from the date of the agreement.

    In May 2000, the demand notes receivable totaling $3.4 million from Stanley K. Tanger, the Company's Chairman of the Board and Chief Executive Officer of the general partner, were converted into two separate term notes of which $2.5 million is due from Mr. Tanger and $845,000 is due from Steven B. Tanger, President and Chief Operating Officer of the general partner. The notes amortize evenly over five years with principal and interest at a rate of 8% per annum due quarterly. The balances of these notes at September 30, 2000 were $2.4 million and $810,000, respectively.

    On October 12, 2000, the Board of Directors of the general partner declared a $.6075 cash dividend per common unit payable on November 15, 2000 to each unitholder of record on October 31, 2000. The Board of Directors of the general partner also declared a cash dividend of $.5474 per preferred unit payable on November 15, 2000 to each unitholder of record on October 31, 2000.

MARKET RISK

    We are exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

    We negotiate long-term fixed rate debt instruments and enter into interest rate swap agreements to manage our exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments based on a contractual principal amount and time period. Payments or receipts on the agreements are recorded as adjustments to interest expense. At September 30, 2000, we had interest rate swap agreements effective through January 2002 with a notional amount of $20 million. Under this agreement, we receive a floating interest rate based on the 30 day LIBOR index and pay a fixed interest rate of 6.5%. These swaps effectively change our payment of interest on $20 million of variable rate debt for the contract period to a fixed rate of 8.75%.

    The fair value of the interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At September 30, 2000, we would have received $12,000 to terminate the agreements. A 1% decrease in the 30-day LIBOR index would decrease this amount received by approximately $238,000. The fair value is based on dealer quotes, considering current interest rates.

    The fair market value of long-term fixed interest rate debt is subject to market risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our total long-term debt at September 30, 2000 was $332.0 million and the recorded value was $337.0 million. A 1% increase from prevailing interest rates at September 30, 2000 would result in a decrease in fair value of total long-term debt by approximately $5.2 million. Fair values were determined from quoted market prices, where available, using current interest rates considering credit ratings and the remaining terms to maturity.

NEW ACCOUNTING PRONOUNCEMENTS

    During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires entities to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at their fair value. In June 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133-an amendment of the FASB Statement No. 133" that revises SFAS No. 133 to become effective in the first quarter of 2001. We anticipate that, due to our limited use of derivative instruments, the adoption of SFAS No. 133 will not have a significant effect on our results of operations or our financial position.

FUNDS FROM OPERATIONS

    We believe that for a clear understanding of the historical operating results of the Operating Partnership, FFO should be considered along with net income as presented in the unaudited financial statements included elsewhere in this report. FFO is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare one equity REIT with another on the basis of operating performance. FFO is generally defined as net income (loss), computed in accordance with generally accepted accounting principles, or GAAP, before extraordinary items and gains (losses) on sale of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate. We caution that the calculation of FFO may vary from entity to entity and as such our presentation of FFO may not be comparable to other similarly titled measures of other reporting companies. FFO does not represent net income or cash flow from operations as defined by generally accepted accounting principles and should not be considered an alternative to net income as an indication of operating performance or to cash from operations as a measure of liquidity. FFO is not necessarily indicative of cash flows available to fund distributions to unitholders and other cash needs.

    In October 1999, the National Association of Real Estate Investment Trusts, or NAREIT, issued interpretive guidance regarding the calculation of FFO. NAREIT's leadership determined that FFO should include both recurring and non-recurring operating results, except those results defined as extraordinary items under generally accepted accounting principles and gains and losses from sales of depreciable operating property. All REITS are encouraged to implement the recommendations of this guidance effective for fiscal periods beginning in 2000 for all periods presented in financial statements or tables. We adopted the new NAREIT clarification as of January 1, 2000 which had no impact on amounts previously reported as FFO.

    Below is a calculation of FFO for the nine months ended September 30, 2000 and 1999 and for the years ended December 31, 1999, 1998 and 1997 as well as actual cash flow and other data for those respective periods:

                                                                  NINE MONTHS
                                                                     ENDED                    YEAR ENDED
                                                                 SEPTEMBER 30,               DECEMBER 31,
                                                              -------------------   ------------------------------
                                                                2000       1999       1999       1998       1997
                                                                ----       ----       ----       ----       ----
                                                                             (DOLLARS IN THOUSANDS)
Net income..................................................  $  4,608   $ 13,052   $ 20,866   $ 15,643   $ 17,583

Adjusted for:
  Extraordinary item-loss on early extinguishment of debt...        --        345        345        460         --
  Depreciation and amortization uniquely significant to real
    estate..................................................    19,323     18,363     24,603     21,939     18,257
  (Gain) loss on sale or disposal of real estate............     5,935     (1,313)    (4,141)      (994)        --
                                                              --------   --------   --------   --------   --------
  Funds from operations (1).................................  $ 29,866   $ 30,447   $ 41,673   $ 37,048   $ 35,840
                                                              ========   ========   ========   ========   ========
Weighted average units outstanding (2)......................    11,703     11,711     11,697     11,844     11,000
                                                              ========   ========   ========   ========   ========
Cash flows provided by (used in):
  Operating activities......................................  $ 30,240   $ 33,801   $ 43,169   $ 35,791   $ 39,232
  Investing activities......................................   (15,504)   (20,918)   (45,959)   (79,236)   (93,636)
  Financing activities......................................   (15,037)   (19,019)    (3,043)    46,172     55,444

------------------------------

(1) Includes gain on sales of outparcels of land of $908 and $687 for the nine months ended September 30, 2000 and 1999 and $687 for the year ended December 31, 1999.

(2) Assumes the preferred units and unit options are converted to common units.

ECONOMIC CONDITIONS AND OUTLOOK

    The majority of our leases contain provisions designed to mitigate the impact of inflation. Such provisions include clauses for the escalation of base rent and clauses enabling us to receive percentage rentals based on tenants' gross sales (above predetermined levels, which we believe often are lower than traditional retail industry standards) that generally increase as prices rise. Most of the leases require the tenant to pay their share of property operating expenses, including common area maintenance, real estate taxes, insurance and advertising and promotion, thereby reducing exposure to increases in costs and operating expenses resulting from inflation.

    While factory outlet stores continue to be a profitable and fundamental distribution channel for brand name manufacturers, some retail formats are more successful than others. As typical in the retail industry, certain tenants have closed, or will close, certain stores by terminating their lease prior to its natural expiration or as a result of filing for protection under bankruptcy laws.

    As part of our strategy of aggressively managing our assets, we are strengthening the tenant base in several of our centers by adding strong new anchor tenants, such as Polo, Nike, GAP, Tommy Hilfiger and Nautica. To accomplish this goal, stores may remain vacant for a longer period of time in order to recapture enough space to meet the size requirement of these upscale, high volume tenants. As of September 30, 2000, our centers were 95% occupied.

    As of September 30, 2000, we renewed approximately 498,000 square feet, or 71% of the square feet scheduled to expire in 2000. The existing tenants renewed at an average base rental rate approximately 5% higher than the expiring rate. An additional 27,400 feet, or 4%, was in renewal negotiation or was to be negotiated during the fourth quarter with existing tenants. As of September 30, 2000, we were in the process of re-leasing approximately 175,000 square feet of space that was not renewed this year by the existing tenants during the first nine months of 2000. In addition, approximately 12% of our lease portfolio is scheduled to expire during 2001. Consistent with our long-term strategy of remerchandising centers, we will continue to hold space off the market until an appropriate tenant is identified. While we believe this strategy will add value to our centers in the long-term, it may reduce our average occupancy rate by one to two percent over the next twelve to eighteen months. If we are unable to successfully renew or re-lease a significant amount of this space on favorable economic terms, the loss in rent could have a material adverse effect on our results of operations.

                            BUSINESS AND PROPERTIES

    We are one of the largest owners and operators of factory outlet centers in the United States. We are organized to operate as a REIT. We are a fully-integrated, self-administered and self-managed real estate company that focuses exclusively on developing, acquiring, owning and operating factory outlet centers. We provide all development, leasing and management services for our centers. As of December 31, 2000, we owned and operated 29 centers with total GLA of approximately 5.2 million square feet. These centers were 96% occupied, contained approximately 1,100 stores and represented over 250 store brands as of such date.

THE OPERATING PARTNERSHIP

    The centers and other assets of the Company are held by, and all of the Company's operations are conducted by, the Operating Partnership. Prior to 1999, the Company owned the majority of the units of partnership interest issued by the Operating Partnership, which we refer to as the Units, and served as its sole general partner. During 1999, the Company transferred its ownership of Units into two wholly owned subsidiaries, the Tanger GP Trust and the Tanger LP Trust. The Tanger GP Trust controls the Operating Partnership as its sole general partner. The Tanger LP Trust holds a limited partnership interest. All of the remaining Units are owned by the Tanger Family in an entity named The Tanger Family Limited Partnership, or TFLP. TFLP holds a limited partnership interest in and is a minority owner of, the Operating Partnership. Stanley K. Tanger, the Company's Chairman of the Board and Chief Executive Officer, is the sole general partner of TFLP.

    As of December 31, 2000, the Company's wholly owned subsidiaries owned 7,918,911 Units and 80,600 preferred partnership units, the Preferred Units, which are convertible into approximately 726,203 limited partnership Units, and TFLP owned 3,033,305 Units. TFLP's Units are exchangeable, subject to certain limitations to preserve the Company's status as a REIT, on a one-for-one basis for common shares of the Company. Preferred Units are automatically converted into limited partnership Units to the extent of any conversion of preferred shares of the Company into common shares of the Company. As of December 31, 2000, management of the Company beneficially owned approximately 27% of all outstanding common shares of the Company (assuming the preferred shares of the Company and the TFLP Units are exchanged for common shares of the Company but without giving effect to the exercise of any outstanding stock and partnership Unit options).

    Each Preferred Unit entitles the wholly owned subsidiaries of the Company to receive distributions from the Operating Partnership in an amount equal to the distribution payable on each preferred share of the Company, prior to the payment by the Operating Partnership of distributions on any other Units. Preferred Units will be automatically converted by holders into limited partnership Units to the extent that the preferred shares of the Company are converted into common shares of the Company and will be redeemed by the Operating Partnership to the extent that such preferred shares are redeemed by the Company.

THE COMPANY

    We are a fully integrated real estate company, focusing exclusively on factory outlet centers. The Company expects to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. To maintain its qualification as a REIT for federal income tax purposes, the Company is required to distribute at least 90% of its taxable income each year. Dividends on preferred shares are included as distributions for this purpose. Historically, the Company's distributions have exceeded, and the Company expects that its distributions will continue to exceed, taxable income in each year. As a result, and because a portion of the distributions may constitute a return of capital, the Company's, and therefore our consolidated net worth may decline. However, we do not believe that consolidated net worth is a meaningful reflection of net real estate values.

ORGANIZATIONAL CHART

                                    [CHART]

THE FACTORY OUTLET CONCEPT

    Factory outlets are manufacturer-operated retail stores that sell primarily first quality, branded products at significant discounts from regular retail prices charged by department stores and specialty stores. Factory outlet centers offer numerous advantages to both consumers and manufacturers. Manufacturers selling in factory outlet stores are often able to charge customers lower prices for brand name and designer products by eliminating the third party retailer. Factory outlet centers also typically have lower operating costs than other retailing formats. Factory outlet centers enable manufacturers to optimize the size of production runs while continuing to maintain control of their distribution channels. In addition, factory outlet centers benefit manufacturers by permitting them to sell out-of-season, overstocked or discontinued merchandise without alienating department stores or hampering the manufacturer's brand name, as is often the case when merchandise is distributed via discount chains.

    Our factory outlet centers range in size from 11,000 to 729,366 square feet of GLA and are typically located at least 10 miles from densely populated areas, where major department stores and manufacturer-owned full-price retail stores are usually located. Manufacturers prefer these locations so that they do not compete directly with their major customers and their own stores. Many of our factory outlet centers are located near tourist destinations to attract tourists who consider shopping to be a recreational activity. These centers are typically situated in close proximity to interstate highways that provide accessibility and visibility to potential customers.

    We believe that factory outlet centers continue to present attractive opportunities for capital investment by the Company, particularly with respect to strategic re-merchandising plans and expansions of existing centers. We believe that under present conditions such development or expansion costs, coupled with current market lease rates, permit attractive investment returns. We further believe, based upon our contacts with present and prospective tenants, that many companies, including prospective new entrants into the factory outlet business, desire to open a number of new factory outlet stores in the next several years, particularly where there are successful factory outlet centers in which such companies do not have significant presence or where there are few factory outlet centers.

    Factory outlet center industry sales per square foot have grown at an average rate of 6.2% per year since 1996 to $255 per square foot in 1999. Also since 1996, total factory outlet sales have grown at an average rate of 7.2% per year through 1999. While new center openings have declined from the decade high of 32 openings in 1993 to five openings in 1999, manufacturers have increased their participation in this distribution channel, increasing the total number of stores in outlet centers 68% from 1991 to 1999, an average annual growth rate of 6.7%. Total factory outlet center industry GLA grew from 39.3 million square feet to 56.2 million square feet in the 1993 to 1999 period, an average annual growth rate of 6.0%. All of the foregoing information was obtained or derived from the trade publication VALUE RETAIL NEWS, May 2000 edition.

OUR FACTORY OUTLET CENTERS

    Each of our factory outlet centers carries the Tanger brand name. We believe that both national manufacturers and consumers recognize the Tanger brand as one that provides outlet shopping centers where consumers can trust the brand, quality and price of the merchandise they purchase directly from the manufacturers.

    As one of the original participants in this industry, we have developed long-standing relationships with many national and regional manufacturers. Because of our established relationships with many manufacturers, we believe we are well positioned to capitalize on industry growth.

    As of September 30, 2000, we had a diverse tenant base comprised of over 250 different well-known, upscale, national designer or brand name store concepts, such as Dana Buchman, Liz Claiborne, Reebok, Rockport, Coach, Polo Ralph Lauren, Polo Jeans, GAP and Banana Republic. Most of the factory outlet stores are directly operated by the respective manufacturer.

    No single tenant or their affiliates accounted for 10% or more of combined base and percentage rental revenues during 1999, 1998 and 1997. As of September 30, 2000, our largest tenant, Liz Claiborne, including all of its store concepts, accounted for approximately 6.0% of our total GLA. Because our typical tenant is a large, national manufacturer, we have not experienced any material problems with respect to rent collections or lease defaults.

    Revenues from fixed rents and operating expense reimbursements accounted for approximately 90% of our total revenues in 1999. Revenues from contingent sources, such as percentage rents, which fluctuate depending on tenants' sales performance, accounted for approximately 6% of 1999 revenues. As a result, only a small portion of our revenues are dependent on contingent revenue sources.

BUSINESS HISTORY

    Stanley K. Tanger, the Company's founder, Chairman and Chief Executive Officer, entered the factory outlet center business in 1981. Prior to founding the Company, Stanley K. Tanger and his son, Steven B. Tanger, the Company's President and Chief Operating Officer, built and managed a successful family-owned apparel manufacturing business, Tanger/Creighton Inc., which included the operation of five factory outlet stores. Based on their knowledge of the apparel and retail industries, as well as their experience operating the factory outlet stores of Tanger/Creighton Inc., the Tangers recognized that there would be a demand for factory outlet centers where a number of manufacturers could operate in a single location and attract a large number of shoppers.

    From 1981 to 1986, Stanley K. Tanger solely developed the first successful factory outlet centers. Steven B. Tanger joined the company in 1986 and by May 1993, together, the Tangers had developed 17 centers with a total GLA of approximately 1.5 million square feet. In May 1993, the Company completed its IPO, making Tanger Factory Outlet Centers, Inc. the first publicly traded outlet center company. Since its IPO in May 1993, the Company has developed nine centers and acquired seven centers and, together with expansions of existing centers net of centers disposed of, added approximately 3.7 million square feet of GLA to its portfolio, bringing its portfolio of properties as of December 31, 2000 to 29 centers totaling approximately 5.2 million square feet of GLA.

BUSINESS OBJECTIVES AND STRATEGIES

    - INCREASE CASH FLOW AND THE LONG-TERM VALUE OF THE REAL ESTATE
      PORTFOLIO. Our strategy is to increase revenues through new development, selective acquisitions and expansions of factory outlet centers while minimizing our operating expenses by designing low maintenance properties and achieving economies of scale. We continue to focus on strengthening our tenant base in our centers by replacing low volume tenants with high volume anchor tenants, such as Nike, GAP, Old Navy, Banana Republic, Polo Ralph Lauren, Tommy Hilfiger and Nautica.

    - DEVELOP AND ACQUIRE NEW PROPERTIES. We typically seek opportunities to develop or acquire new centers in locations that have at least
      3.5 million people residing within an hour's drive, an average household income within a 50-mile radius of at least $35,000 per year and access to frontage on a major or interstate highway with a traffic count of at least 35,000 cars per day. We will vary our minimum conditions based on the particular characteristics of a site, especially if the site is located near or at a tourist destination. Our current goal is to target sites that are large enough to support centers with approximately 75 stores totaling at least 300,000 square feet of GLA.

    - MAINTAIN A STRONG AND FLEXIBLE FINANCIAL POSITION. We intend to achieve a strong and flexible financial position by: (1) maintaining a quality portfolio of strong income producing properties, (2) managing our leverage position relative to our portfolio when pursuing new development and expansion opportunities, (3) extending and sequencing debt maturities,
      (4) managing our interest rate risk, (5) maintaining our liquidity and
      (6) accessing internally generated sources of capital by maintaining a low distribution payout ratio and subsequently reinvesting a significant portion of our cash flow into our portfolio.

    - BRAND NAME RECOGNITION OF TANGER OUTLET CENTERS. Each of our factory outlet centers carries the Tanger brand name. We believe that both national manufacturers and consumers recognize the Tanger brand as one that provides outlet shopping centers where consumers can trust the brand, quality and price of the merchandise they purchase directly from the manufacturers.

    - MAINTAIN APPROPRIATE INFRASTRUCTURE TO ACTIVELY MANAGE PORTFOLIO. During the 20 years we have been in operation, we have been successful in identifying new and exciting brand name tenants. Members of our management group have gained extensive experience in developing and refining systems for property development, marketing, operation and investment as well as actively monitoring and managing our portfolio of properties. Our experience in the real estate and outlet center industry has produced in-house efficiency with respect to virtually every aspect of outlet center development and management.

COMPETITIVE STRENGTHS

    We believe that our key competitive strengths are:

    DIVERSE TENANT BASE AND GEOGRAPHIC DISTRIBUTION. We believe that our centers are well diversified both geographically and by tenant. We are not dependent upon any single property or tenant. We have a diverse tenant base comprised of over 250 different well-known, upscale, national designer or brand name store concepts, such as Liz Claiborne, Reebok, Tommy Hilfiger, Polo Ralph Lauren, GAP, Nautica and Nike. No single tenant or their affiliates accounted for 10% or more of combined base and percentage rental revenues during 1999, 1998 and 1997. As of September 30, 2000, our largest tenant, Liz Claiborne, including all of its store concepts, accounted for approximately 6% of our total GLA.

    EXPERIENCED MANAGEMENT TEAM. Our management team, led by Stanley K. Tanger and Steven B. Tanger, the Company's President and Chief Operating Officer, has extensive experience developing and managing factory outlet centers. Over the past 20 years, we have successfully developed 24 centers and acquired seven, and we currently manage approximately 5.2 million square feet of GLA. Over the last five years, we have increased total revenue from $68.6 million to $108.8 million, and EBITDA from $41.1 million to $67.8 million. Additionally, as of December 31, 2000, our management beneficially owned approximately 27% of all our outstanding common shares (assuming our preferred shares and the partnership units are exchanged for our common shares but without giving effect to the exercise of any outstanding stock and partnership unit options).

    PROVEN MERCHANDISING STRATEGY. Over the past 20 years, we have successfully identified new and exciting brand name tenants for our centers. We believe our brand name and low occupancy costs are attractive to our tenants and are assets to our ongoing strategy to re-merchandise selected centers by replacing low volume tenants with high volume tenants such as Nike, GAP, Old Navy, Banana Republic, Polo Ralph Lauren, Tommy Hilfiger and Nautica. We believe this strategy has contributed to an increase in our average same-space sales per square foot of approximately 27% from September 1996 through December 2000.

    SUCCESSFUL DEVELOPMENT AND EXPANSION EXPERIENCE. We are one of the largest owners and operators of factory outlet centers in the United States. We provide all development, leasing and management services for our centers. Since the IPO in May 1993, we have developed, acquired and expanded our portfolio by 3.7 million square feet. As of December 31, 2000, we owned and operated 29 centers with a total GLA of approximately 5.2 million square feet. These centers were 96% occupied, contained approximately 1,100 stores and represented over 250 store brands as of such date.

    LONG-STANDING, LOYAL TENANT RELATIONSHIPS. As one of the original participants in the outlet industry, we have developed long-standing relationships with many national and regional manufacturers. Our relationship with Polo Ralph Lauren began in 1984 with one of their first outlet stores. Our relationship with Liz Claiborne began in 1986 with their first outlet store. Our relationship with LL Bean began in 1987 with their first outlet store. Our relationship with Brooks Brothers began in 1991 with their first outlet store. Each of these relationships has expanded over time and continues today.

PROPERTIES

    The table below set forth certain information with respect to our existing centers as of December 31, 2000.

                                                                     MORTGAGE
                                                                       DEBT
                                              GLA(I)        %       OUTSTANDING        FEE OR
LOCATION                                     (SQ. FT.)   OCCUPIED     (000'S)       GROUND LEASE
--------                                     ---------   --------   -----------   -----------------
Barstow, CA................................    105,950      76%             --           Fee
Blowing Rock, NC...........................    105,448      99%       $  9,898           Fee
Boaz, AL...................................     80,730     100%             --           Fee
Bourne, MA.................................     23,417     100%             --           Fee
Branson, MO................................    277,494     100%             --           Fee
Casa Grande, AZ............................    184,768      88%             --           Fee
Commerce, GA...............................    185,750      90%          9,120           Fee
Commerce II, GA............................    342,556      97%         29,500           Fee
Dalton, GA.................................    173,430      96%         11,506           Fee
Fort Lauderdale, FL........................    165,000     100%             --           Fee
Gonzales, LA...............................    245,098     100%             --           Fee
Kittery I, ME..............................     59,694     100%          6,547           Fee
Kittery II, ME.............................     24,703     100%             --           Fee
Lancaster, PA..............................    255,059      99%         15,099           Fee
Locust Grove, GA...........................    248,854      99%             --           Fee
Martinsburg, WV............................     49,252      93%             --           Fee
Nags Head, NC..............................     82,254      99%          6,717           Fee
North Branch, MN...........................    134,480      97%             --           Fee
North Conway, NH (Clover)..................     11,000     100%             --           Fee
North Conway, NH (LL Bean).................     50,915     100%             --           Fee
Pigeon Forge, TN...........................     94,750     100%             --      Ground Lease
Riverhead, NY..............................    729,366      94%             --    Ground Lease (ii)
San Marcos, TX.............................    401,343      98%         19,543           Fee
Sanibel, FL................................    198,956      98%             --           Fee
Sevierville, TN............................    353,952     100%             --      Ground Lease
Seymour, IN................................    141,051      74%             --           Fee
Terrell, TX................................    177,435      84%             --           Fee
West Branch, MI............................    112,420     100%          7,304           Fee
Williamsburg, IA...........................    277,230      99%         20,080           Fee
                                             ---------     ----       --------    -----------------
Total......................................  5,292,355      96%       $135,314
                                             =========     ====       ========

------------------------

(i) GLA includes square feet of space not yet open as of December 31, 2000, which totaled 113,212 square feet (including 9,800 square feet at Commerce II, GA, 46,278 at Riverhead, NY and 57,134 at San Marcos, TX).

(ii) The original Riverhead, NY center is subject to a ground lease which may be renewed at our option for up to seven additional terms of five years each. The land on which the Riverhead, NY center expansion is located is owned by us.

    As of December 31, 2000, our portfolio consisted of 29 centers located in 20 states. The centers range in size from 11,000 to 729,366 square feet. These centers are typically strip shopping centers that enable customers to view all of the shops from the parking lot, minimizing the time needed to shop. The centers are generally located near tourist destinations or along major interstate highways to provide visibility and accessibility to potential customers.

    Certain of our centers serve as collateral for mortgage notes payable. Of our 29 centers, we own the land underlying 26 and have ground leases on three. The land on which the Pigeon Forge, TN and Sevierville, TN centers are located are subject to long-term ground leases expiring in 2086 and 2046, respectively. The land on which the original Riverhead, NY center is located, approximately 47 acres, is also subject to a ground lease with an initial term expiring in 2004, with renewal at our option for up to seven additional terms of five years each. The land on which the Riverhead, NY center expansion is located, containing approximately 43 acres, is owned by us.

    The term of our typical tenant lease ranges from five to 10 years. Generally, leases provide for the payment of fixed monthly rent in advance. There are often contractual base rent increases during the initial term of the lease. In addition, the rental payments are customarily subject to upward adjustments based upon tenant sales volume. Most leases provide for payment by the tenant of real estate taxes, insurance, common area maintenance, advertising and promotion expenses incurred by the applicable center. As a result, substantially all operating expenses for the centers are borne by the tenants.

SIGNIFICANT PROPERTY

    We believe that our centers are well diversified geographically and by tenant. We are not dependent upon any single property or tenant. The center in Riverhead, NY is our only center that comprises more than 10% of consolidated total assets or consolidated total gross revenues. The Riverhead, NY center represented 20% of our consolidated total assets and 19% of our consolidated gross revenue for the year ended December 31, 2000. The Riverhead, NY center was originally constructed in 1994 and now totals 729,366 square feet.

    Tenants at the Riverhead, NY center principally conduct retail sales operations. The occupancy rate as of the end of 2000, 1999 and 1998 was 94%, 99% and 97%, respectively. Average annualized base rental rates during 2000, 1999 and 1998 were $19.72, $19.15 and $18.89 per weighted average GLA, respectively.

LEASE EXPIRATIONS

    The following table sets forth as of September 30, 2000, scheduled lease expirations, assuming none of the tenants exercise renewal options. Most leases are renewable for five-year terms at the tenant's option.

                                                                                                % OF GROSS
                                              APPROX.          AVERAGE                       ANNUALIZED BASE
                                                GLA        ANNUALIZED BASE    ANNUALIZED     RENT REPRESENTED
                              # LEASES(1)   (SQ. FT.)(1)    RENT/SQ. FT.     BASE RENT(2)   BY EXPIRING LEASES
                              -----------   ------------   ---------------   ------------   ------------------
2000........................        35          92,236         $ 9.71        $   895,323                 1%
2001........................       156         535,889          12.50          6,699,911                10%
2002........................       221         886,380          14.43         12,792,072                20%
2003........................       201         864,383          14.53         12,558,077                19%
2004........................       187         940,437          14.51         13,645,628                21%
2005........................       127         553,315          16.26          8,998,844                14%
2006........................        43         241,323          15.39          3,712,780                 6%
2007........................        14          73,920          15.05          1,112,790                 2%
2008........................         8          59,888          13.96            836,203                 1%
2009........................         9          53,576          11.07            592,889                --
2010 and after..............        30         405,686           9.04          3,665,969                 6%
                                 -----       ---------         ------        -----------        ----------
  Total.....................     1,031       4,707,033         $13.92        $65,510,486               100%
                                 =====       =========         ======        ===========        ==========

------------------------

(1) Excludes leases that have been entered into but which tenant has not yet taken possession, vacant suites and month-to-month leases.

(2) Base rent is defined as the minimum payments due, excluding periodic contractual fixed increases.

TENANTS

    The following table sets forth certain information with respect to our 10 largest tenants and their store concepts as of September 30, 2000.

                                                               NUMBER        GLA      % OF TOTAL
                                                              OF STORES   (SQ. FT.)      GLA
                                                              ---------   ---------   ----------
Liz Claiborne, Inc.:
  Liz Claiborne.............................................      25        249,868       5.0%
  Elizabeth.................................................       7         26,584       0.5%
  DKNY Jeans................................................       4         11,820       0.2%
  Dana Buchman..............................................       3          6,600       0.1%
  Claiborne Mens............................................       2          6,100       0.1%
                                                                 ---      ---------      ----
                                                                  41        300,972       6.0%

Phillips-Van Heusen Corporation:
  Bass Shoe.................................................      20        135,816       2.7%
  Van Heusen................................................      20         85,623       1.7%
  Geoffrey Beene............................................       8         31,680       0.6%
  Izod......................................................      12         26,517       0.5%
                                                                 ---      ---------      ----
                                                                  60        279,636       5.6%

GAP, Inc.:
  GAP.......................................................      14        120,187       2.4%
  Banana Republic...........................................       5         33,823       0.7%
  Old Navy..................................................       2         30,000       0.6%
                                                                 ---      ---------      ----
                                                                  21        184,010       3.7%

                                                               NUMBER        GLA      % OF TOTAL
                                                              OF STORES   (SQ. FT.)      GLA
                                                              ---------   ---------   ----------
Reebok International, Ltd.:
  Reebok....................................................      19        153,461       3.1%
  Rockport..................................................       4         11,900        .2%
                                                                 ---      ---------      ----
                                                                  23        165,361       3.3%

Bass Pro Outdoor World......................................       1        165,000       3.3%

Sara Lee Corporation:
  L'eggs, Hanes, Bali.......................................      24        103,809       2.1%
  Coach.....................................................      10         24,196       0.5%
  Socks Galore..............................................       6          7,430       0.1%
                                                                 ---      ---------      ----
                                                                  40        135,435       2.7%

Dress Barn, Inc.............................................      16        108,828       2.2%

American Commercial, Inc.:
  Mikasa Factory Store......................................      12         98,000       2.0%

Polo Ralph Lauren:
  Polo Ralph Lauren.........................................       8         62,806       1.3%
  Polo Jeans................................................       6         21,960       0.4%
  Club Monaco...............................................       1          3,885       0.1%
                                                                 ---      ---------      ----
                                                                  15         88,651       1.8%

Brown Group Retail, Inc.:
  Factory Brand Shoe........................................      19         68,580       1.4%
  Naturalizer...............................................       6         16,040       0.3%
                                                                 ---      ---------      ----
                                                                  25         84,620       1.7%

Total of All Tenants Listed in Table........................     254      1,610,513      32.2%
                                                                 ===      =========      ====

RENTAL AND OCCUPANCY RATES

    The following table sets forth information regarding the expiring leases during each of the years presented.

                                                   RENEWED BY EXISTING
                             TOTAL EXPIRING              TENANTS          RE-LEASED TO NEW TENANTS
                        ------------------------   --------------------   -------------------------
                                        % OF                     % OF                      % OF
                           GLA      TOTAL CENTER      GLA      EXPIRING       GLA        EXPIRING
        YEAR            (SQ. FT.)       GLA        (SQ. FT.)     GLA       (SQ. FT.)        GLA
---------------------   ---------   ------------   ---------   --------   -----------   -----------
    1999                 715,197         14         606,450       85        22,882           3
    1998                 548,504         11         407,837       74        38,526           7
    1997                 238,250          5         195,380       82        18,600           8
    1996                 149,689          4         134,639       90        15,050          10
    1995                  93,650          3          91,250       97         2,400           3

    The following table sets forth the average base rental rate increases per square foot upon re-leasing stores that were turned over or renewed during each of the years presented.

                               RENEWALS OF EXISTING LEASES              STORES RE-LEASED TO NEW TENANTS(1)
                        ------------------------------------------   -----------------------------------------
                                    AVERAGE ANNUALIZED BASE RENTS               AVERAGE ANNUALIZED BASE RENTS
                                           ($ PER SQ. FT.)                             ($ PER SQ. FT.)
                                    ------------------------------              ------------------------------
                           GLA                               %         GLA
        YEAR            (SQ. FT.)   EXPIRING     NEW      INCREASE   (SQ.FT.)   EXPIRING     NEW      % CHANGE
---------------------   ---------   --------   --------   --------   --------   --------   --------   --------
    1999                 606,450     $14.36     $14.36         --    240,851     $15.51     $16.57        7
    1998                 407,387     $13.83     $14.07          2    220,890      15.33     $13.87       (9)
    1997                 195,380     $14.21     $14.41          1    171,421      14.59     $13.42       (8)
    1996                 134,639     $12.44     $14.02         13     78,268      14.40     $14.99        4
    1995                  91,250     $11.54     $13.03         13     59,455      13.64     $14.80        9

------------------------

(1) The square footage re-leased to new tenants for 1999, 1998, 1997, 1996 and 1995 contains 22,882, 38,526, 18,600, 15,050 and 2,400 square feet, respectively, that was re-leased to new tenants upon expiration of an existing lease during the applicable year.

    The following table shows certain information on rents and occupancy rates for the centers during each of the years presented.

                                                                                      AGGREGATE
                                          AVERAGE                                     PERCENTAGE
                            %         ANNUALIZED BASE     GLA (SQ. FT.)   NUMBER OF     RENTS
        YEAR            LEASED(1)   RENT PER SQ. FT.(2)    AT YEAR END     CENTERS     (000'S)
---------------------   ---------   -------------------   -------------   ---------   ----------
    1999                   97             $ 13.85           5,149,000        31         $3,141
    1998                   97             $ 13.88           5,011,000        31         $3,087
    1997                   98             $ 14.04           4,458,000        30         $2,637
    1996                   99             $ 13.89           3,739,000        27         $2,017
    1995                   99             $ 13.92           3,507,000        27         $2,068

------------------------

(1) As of December 31 of each year shown.

(2) Represents total base rental revenue divided by weighted average GLA of the portfolio, which amount does not take into consideration fluctuations in occupancy throughout the year.

OCCUPANCY COSTS

    We believe that our ratio of average tenant occupancy cost (which includes base rent, common area maintenance, real estate taxes, insurance, advertising and promotions) to average sales per square foot is low relative to other forms of retail distribution. The following table sets forth, for each of the years presented, tenant occupancy costs per square foot as a percentage of reported tenant sales per square foot.

                                 OCCUPANCY COSTS AS A
        YEAR                      % OF TENANT SALES
---------------------            --------------------
        1999                              7.8
        1998                              7.9
        1997                              8.2
        1996                              8.7
        1995                              8.5

PROPERTY DEVELOPMENT AND EXPANSION

    We have recently completed expansion projects on three of our existing properties (Riverhead, NY, Lancaster, PA and Sevierville, TN) totaling approximately 63,000 square feet. We are currently constructing approximately 57,000 square feet of expansion space at our center in San Marcos, TX, which is scheduled to open in the second half of 2001. In addition, we are planning, but have not yet begun, construction on a further 59,000 square foot expansion on our adjacent San Marcos, TX land, which is anticipated for stabilization in the fourth quarter of 2001.

    We have an option to purchase the retail portion of a site at the Bourne Bridge Rotary in Cape Cod, MA. Based on tenant demand, we plan to develop a new 250,000 square foot outlet center at this location. The entire site will contain more than 750,000 square feet of mixed-use entertainment, retail, office and residential community built in the style of a Cape Cod Village. The local and state planning authorities are currently reviewing the project, and final approvals are anticipated before the end of 2001. Due to the extensive amount of site work and road construction, stores are not expected to open until mid 2003.

SALES AND MARKETING STRATEGY

    We maintain a dedicated in-house leasing department of 13 employees as of December 31, 2000, excluding senior management, through which we conduct our sales and marketing activities to potential tenants. Our strategy is to provide our tenant customer base with high quality outlet centers under the nationally recognized Tanger name managed by industry experts with extensive experience. Our development, leasing and merchandising expertise are significant marketing points we emphasize when marketing new tenants and when working with existing tenants to expand the scope of their brand name within the outlet distribution channel.

    Our sales and marketing personnel carry out all functions of the leasing process, from site selection to a full service introduction and initial opening of a manufacturer's outlet store. Our senior management and sales and marketing personnel maintain regular contact with senior management of our tenant base.

    The success of our strategy is evidenced by the high renewal rates we have been able to achieve and the very high occupancy rates we have been able to maintain. Throughout our 20 years in operation, our year end occupancy level has been at least 96%.

COMPETITION

    We carefully consider the degree of existing and planned competition in a proposed area before deciding to develop, acquire or expand a new center. Our centers compete for customers primarily with factory outlet centers built and operated by different developers, traditional shopping malls and full- and off-price retailers. However, we believe that the majority of our customers visit factory outlet centers because they are intent on buying name-brand products at discounted prices. Traditional full- and off-price retailers are often unable to provide such a variety of name-brand products at attractive prices.

    Tenants of factory outlet centers typically avoid direct competition with major retailers and their own specialty stores, and, therefore, generally insist that the outlet centers be located not less than 10 miles from the nearest major department store or the tenants' own specialty stores. For this reason, our centers compete only to a very limited extent with traditional malls in or near metropolitan areas.

    We believe that we compete favorably with as many as three large national developers of factory outlet centers and numerous small developers. Competition with other factory outlet centers for new tenants is generally based on cost, location, quality and mix of the centers' existing tenants, and the degree and quality of the support and marketing services provided. As a result of these factors and due to the strong tenant relationships that presently exist with the current major outlet developers, we believe there are significant barriers to entry into the outlet center industry by new developers. We believe that our centers have an attractive tenant mix, as a result of our decision to lease substantially all of our space to manufacturer operated stores rather than to off-price retailers, and also as a result of the strong brand identity of our major tenants.

INSURANCE

    We believe that as a whole our properties are covered by adequate comprehensive liability, fire, flood and extended loss insurance provided by reputable companies with commercially reasonable and customary deductibles and limits. Specified types and amounts of insurance are required to be carried by each tenant under the lease agreement with us. There are however, types of losses, like those resulting from wars or earthquakes, which may either be uninsurable or not economically insurable in some or all of our locations. An uninsured loss could result in a loss to the Company and the Operating Partnership of both their capital investment and anticipated profits from the affected property.

EMPLOYEES

    As of December 31, 2000, we had approximately 160 full-time employees, located at our corporate headquarters in North Carolina, our regional office in New York and our 21 business offices. At that date, we also employed approximately 170 part-time employees at various locations.

ENVIRONMENTAL MATTERS

    There are no recorded amounts resulting from environmental liabilities as there are no known material loss contingencies with respect thereto. Future claims for environmental liabilities are not measurable given the uncertainties surrounding whether there exists a basis for any such claims to be asserted and, if so, whether any claims will, in fact, be asserted. Furthermore, no condition is known to exist that would give rise to a material environmental liability for site restoration, post-closure and monitoring commitments, or other costs that may be incurred upon the sale or disposal of a property. Management has no plans to abandon any of the properties and is unaware of any other material loss contingencies.

LEGAL PROCEEDINGS

    We are not presently involved in any material litigation nor, to our knowledge, is any material litigation threatened against us, other than routine litigation arising in the ordinary course of business.

                           MANAGEMENT OF THE COMPANY

    The following table sets forth certain information concerning the executive officers of the Company:

NAME                                          AGE                           POSITION
----                                        --------   ---------------------------------------------------
Stanley K. Tanger.........................     77      Founder, Chairman of the Board of Directors and
                                                       Chief Executive Officer

Steven B. Tanger..........................     52      Director, President and Chief Operating Officer

Rochelle G. Simpson.......................     61      Secretary and Executive Vice
                                                       President--Administration and Finance

Willard A. Chafin, Jr.....................     63      Executive Vice President--Leasing, Site Selection,
                                                       Operations and Marketing

Frank C. Marchisello, Jr..................     42      Senior Vice President--Chief Financial Officer

Joseph H. Nehmen..........................     51      Senior Vice President--Operations

Carrie A. Warren..........................     37      Senior Vice President--Marketing

Virginia R. Summerell.....................     42      Treasurer and Assistant Secretary

Kevin M. Dillon...........................     42      Vice President--Construction

    The following is a biographical summary of the experience of the executive officers of the Company:

    STANLEY K. TANGER. Mr. Tanger is the founder, Chief Executive Officer and Chairman of the Board of Directors of the Company. He also served as President from inception of the Company to December 1994. Mr. Tanger opened one of the country's first outlet shopping centers in Burlington, North Carolina in 1981. Before entering the factory outlet center business, Mr. Tanger was President and Chief Executive Officer of his family's apparel manufacturing business, Tanger/Creighton, Inc., for 30 years.

    STEVEN B. TANGER. Mr. Tanger is a director of the Company and was named President and Chief Operating Officer effective January 1, 1995. Previously,
Mr. Tanger served as Executive Vice President since joining the Company in 1986. He has been with Tanger-related companies for most of his professional career, having served as Executive Vice President of Tanger/Creighton for 10 years. He is responsible for all phases of project development, including site selection, land acquisition and development, leasing, marketing and overall management of existing outlet centers. Mr. Tanger is a graduate of the University of North Carolina at Chapel Hill and the Stanford University School of Business Executive Program. Mr. Tanger is the son of Stanley K. Tanger.

    ROCHELLE G. SIMPSON. Ms. Simpson was named Executive Vice President--Administration and Finance in January 1999. She previously held the position of Senior Vice President--Administration and Finance since
October 1995. She is also the Secretary of the Company and previously served as Treasurer from May 1993 through May 1995. She entered the factory outlet center business in January 1981, in general management and as chief accountant for Stanley K. Tanger and later became Vice President--Administration and Finance of the predecessor company. Ms. Simpson oversees the accounting and finance departments and has overall management responsibility for the Company's headquarters.

    WILLARD A. CHAFIN, JR. Mr. Chafin was named Executive Vice President--Leasing, Site Selection, Operations and Marketing of the Company in January 1999. Mr. Chafin previously held the position of Senior Vice President--Leasing, Site Selection, Operations and Marketing since
October 1995. He joined the Company in April 1990, and since has held various executive positions where his major responsibilities included supervising the Marketing, Leasing and Property Management Departments, and leading the Asset Management Team. Prior to joining the Company, Mr. Chafin was the Director of Store Development for the Sara Lee Corporation, where he spent 22 years. Before joining Sara Lee, Mr. Chafin was employed by Sears Roebuck & Co. for seven years in advertising/sales promotion, inventory control and merchandising.

    FRANK C. MARCHISELLO, JR. Mr. Marchisello was named Senior Vice President and Chief Financial Officer in January 1999. He was named Vice President and Chief Financial Officer in November 1994. Previously, he served as Chief Accounting Officer since joining the Company in January 1993 and Assistant Treasurer since February 1994. He was employed by Gilliam, Coble & Moser, certified public accountants, from 1981 to 1992, the last six years of which he was a partner of the firm in charge of various real estate clients.
Mr. Marchisello is a graduate of the University of North Carolina at Chapel Hill and is a certified public accountant.

    JOSEPH H. NEHMEN. Mr. Nehmen was named Senior Vice President of Operations in January 1999. He joined the Company in September 1995 and was named Vice President of Operations in October 1995. Mr. Nehmen has over 20 years experience in private business. Prior to joining Tanger, Mr. Nehmen was owner of Merchants Wholesaler, a privately held distribution company in St. Louis, Missouri. He is a graduate of Washington University. Mr. Nehmen is the son-in-law of Stanley K. Tanger and brother-in-law of Steven B. Tanger.

    VIRGINIA R. SUMMERELL. Ms. Summerell was named Treasurer of the Company in May 1995 and Assistant Secretary in November 1994. Previously, she held the position of Director of Finance since joining the Company in August 1992, after nine years with NationsBank. Her major responsibilities include maintaining banking relationships, oversight of all project and corporate finance transactions and development of treasury management systems. Ms. Summerell is a graduate of Davidson College and holds an MBA from the Babcock School at Wake Forest University.

    CARRIE A. WARREN. Ms. Warren was named Senior Vice President--Marketing in May 2000. Previously, she held the positions of Vice President--Marketing since September 1996 and Assistant Vice President--Marketing since joining the Company in December 1995. Prior to joining Tanger, Ms. Warren was with Prime Retail, L.P. for four years where she served as Regional Marketing Director responsible for coordinating and directing marketing for five outlet centers in the southeast region. Prior to joining Prime Retail, L.P., Ms. Warren was Marketing Manager for North Hills, Inc. for five years and also served in the same role for the Edward J. DeBartolo Corp. for two years. Ms. Warren is a graduate of East Carolina University.

    KEVIN M. DILLON. Mr. Dillon was named Vice President--Construction in October 1997. Previously, he held the position of Director of Construction from September 1996 to October 1997 and Construction Manager from November 1993, the month he joined the Company, to September 1996. Prior to joining the Company, Mr. Dillon was employed by New Market Development Company for six years where he served as Senior Project Manager. Prior to joining New Market, Mr. Dillon was the Development Director of Western Development Company where he spent six years.

                            ADDITIONAL INDEBTEDNESS

    We maintain revolving lines of credit with Bank of America, Bank One, Fleet National Bank, and SouthTrust Bank that provide for unsecured borrowings of up to $100 million. Interest is payable based on alternative interest rate bases at our option. We have extended the maturities for our four lines of credit with these banks until at least June 30, 2002. Amounts available under these facilities at September 30, 2000 totaled $68.7 million, subject to borrowing conditions. The Company also has a $20.0 million unsecured term loan maturing in January 2002 which bears interest at LIBOR plus 2.25%. All of these agreements require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends.

    Certain of our properties, which had a net book value of approximately $137.8 million at September 30, 2000, serve as collateral for $135.8 million principal amount of mortgage loans with various financial institutions. Our mortgage loans had maturities ranging from April 2005 to September 2010 and interest rates ranging from 7.875% to 9.770% at September 30, 2000. All of those mortgage loans except one bear fixed rates of interest. We entered into an interest rate swap agreement that effectively fixed the interest rate on $25.0 million of the $29.5 million floating rate mortgage loan at 7.72%. All of our mortgage loans except the floating rate mortgage loan contain prepayment penalty clauses.

    In addition, at September 30, 2000 we had two issues of outstanding public debt consisting of $75 million of our 8 3/4% notes due 2001 and $75 million of our 7 7/8% notes due 2004.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY SUPPLEMENTS AND, TO THE EXTENT INCONSISTENT, REPLACES THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS UNDER THE CAPTION "DESCRIPTION OF DEBT SECURITIES."

    You can find the definitions of certain terms used in this description under the subheading "--Definitions Used for the Debt Securities." In this description, the words "Operating Partnership" refer only to Tanger Properties Limited Partnership and not to any of its subsidiaries.

GENERAL

    The notes constitute a series of Senior Debt Securities (which are more fully described in the accompanying Prospectus) to be issued under a senior indenture, dated as of March 1, 1996, among the Operating Partnership, the Company and State Street Bank and Trust Company, as trustee. When we refer to the indenture, we include all supplements, amendments or modifications to the indenture. Initially the notes will be limited to an aggregate principal amount of $100,000,000 and will be subject to the issuance of additional notes in the future having the same terms other than the date of original issuance and the date on which interest begins to accrue so as to form one series with the notes offered hereby. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

    The following summary sets forth the material terms and provisions of the notes and indenture governing the notes. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as registered holders of the notes. We have filed copies of the senior indenture as an exhibit to the registration statement which includes this prospectus supplement. Certain defined terms used in this description but not defined below under "--Definitions Used for the Debt Securities" have the meanings assigned to them in the indenture.

    The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

    The notes will be direct, unsecured obligations of the Operating Partnership and will rank equally with each other and with all other unsecured and unsubordinated indebtedness of the Operating Partnership from time to time outstanding. The notes will be unconditionally guaranteed by the Company. The guarantees will rank equally in right of payment to all senior obligations of the Company, and senior in right of payment to all future subordinated obligations of the Company. However, the notes and guarantees will be effectively subordinated to the prior claims of creditors under our secured indebtedness. As of September 30, 2000, on a pro forma basis after giving effect to the use of proceeds from this offering, the Operating Partnership would have had $340.1 million of indebtedness outstanding, $135.8 million of which would have consisted of secured indebtedness. See "Capitalization." Subject to certain limitations set forth in the indenture, and as described under "--Certain Covenants" below, the Operating Partnership may incur additional secured and unsecured indebtedness from time to time.

    The notes will mature on February 15, 2008 and and will not be subject to redemption prior to the maturity date. The notes will not be subject to any mandatory sinking fund. The notes will be issued only in fully registered, book-entry form without coupons, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "--Book-Entry System."

    Except as described under "--Merger, Consolidation or Sale" and "--Certain Covenants" below and under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying prospectus, the indenture does not contain any other provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford registered holders of the notes protection in the event of:

    - a highly leveraged or similar transaction involving the Operating Partnership, the Company as the sole shareholder of the general partner of the Operating Partnership, or any Affiliate of either such party,

    - a change of control, or

    - a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the registered holders of the notes.

    In addition, subject to the limitations set forth under "--Merger, Consolidation or Sale" and "--Certain Covenants" below or under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying prospectus, the Operating Partnership may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the notes. The Operating Partnership and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Operating Partnership.

GUARANTEE

    The Company will unconditionally guarantee the due and punctual payment of principal of and interest on the notes as these payments become due and payable.

PRINCIPAL AND INTEREST

    The notes will bear interest at an annual rate of 9 1/8% from February 15, 2001 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid or duly provided for, payable semi-annually in arrears on each February 15 and August 15, commencing August 15, 2001 (each, an "Interest Payment Date"), to the persons (the "Holders") in whose names the applicable notes are registered in the security register applicable to the notes at the close of business 15 calendar days prior to the applicable Interest Payment Date, regardless of whether such day is a Business Day, as defined below. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

    The principal of each note payable on the maturity date will be paid against presentation and surrender of such note at the corporate trust office of the Trustee, 61 Broadway, 15th Floor, New York, New York 10006, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

    If any Interest Payment Date or the maturity date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the maturity date, as the case may be, to the date of such payment on such next Business Day. "Business Day" means any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to be closed.

MERGER, CONSOLIDATION OR SALE

    In addition to the restrictions on merger, consolidation or sale contained in the accompanying prospectus (see "Description of Debt Securities--Merger, Consolidation or Sale"), the Operating

Partnership will not consolidate with or merge with or into any corporation or partnership or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its assets to any other corporation or partnership unless, after giving pro forma effect to the consolidation, merger, sale, conveyance, transfer, lease or other disposition, the Operating Partnership or successor entity could incur at least $1.00 of Debt (other than Permitted Debt) in accordance with the Indenture covenants limiting the incurrence of Debt.

CERTAIN COVENANTS

    LIMITATIONS ON INCURRENCE OF DEBT. The Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt, other than Permitted Debt if immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles, or GAAP, is greater than 60% of the sum of:

    (1) the Operating Partnership's Total Assets as of the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt; and

    (2) any increase in the Total Assets since the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Debt (such increase together with the Operating Partnership's Total Assets shall be referred to as the "Adjusted Total Assets").

    In addition to the other limitations on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt if, for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred, the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge shall have been less than 2.0 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that:

    (1) such Debt and any other Debt incurred by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period;

    (2) the repayment or retirement of any other Debt by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period);

    (3) any income earned as a result of any increase in Adjusted Total Assets since the end of such four-quarter period had been earned, on an annualized basis, during such period; and

    (4) in the case of any acquisition or disposition by the Operating Partnership or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

    In addition to any other limitations on the incurrence of Debt, the Operating Partnership will not permit any Restricted Subsidiary to incur any Debt, other than Permitted Debt.

    In addition to the other limitations on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Secured Debt, whether owned at the date of the Indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of the Operating Partnership and its Subsidiaries on a consolidated basis is greater than 40% of the Operating Partnership's Adjusted Total Assets.

    For purposes of this covenant, Debt is deemed to be "incurred" by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof.

    LIMITATIONS ON DISTRIBUTIONS. The Operating Partnership will not make any distribution, by reduction of capital or otherwise (other than distributions payable in securities evidencing interests in the Operating Partnership's capital for the purpose of acquiring interests in real property or otherwise) unless, immediately after giving pro forma effect to such distribution:

    (1) no default under the Indenture or event of default under any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any Debt of the Operating Partnership, the Company or any Subsidiary shall have occurred and be continuing;

    (2) the Operating Partnership could incur at least $1.00 of Debt (other than intercompany Debt) under the terms of the Indenture; and

    (3) the aggregate sum of all distributions made after the date of the Indenture shall not exceed the sum of:

       (a) 95% of the aggregate cumulative Funds From Operations of the Operating Partnership accrued on a cumulative basis from the date of the Indenture until the end of the last fiscal quarter prior to the contemplated payment; and

       (b) the aggregate Net Cash Proceeds received by the Operating Partnership after the date of the Indenture from the issuance and sale of Capital Stock of the Operating Partnership or the Company to the extent such proceeds are contributed to the Operating Partnership; PROVIDED, HOWEVER, that the foregoing limitation shall not apply to any distribution or other action which is necessary to maintain the Company's status as a REIT under the Code, if the aggregate principal amount of all outstanding Debt of the Company and the Operating Partnership on a consolidated basis at such time is less than 60% of Adjusted Total Assets.

    Notwithstanding the foregoing, the Operating Partnership will not be prohibited from making the payment of any distribution within 30 days of the declaration thereof if at such date of declaration such payment would have complied with the provisions of the immediately preceding paragraph.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Operating Partnership will not, and will not permit any Subsidiary to, directly or indirectly, enter into any transaction, or series of transactions, with an Affiliate unless:

    (1) such transaction, or series of transactions, is on terms that are no less favorable than those available in an arm's-length transaction with unrelated third parties;

    (2) with respect to any transaction, or series of transactions, with total consideration equal to or greater than $5.0 million, the Operating Partnership shall have delivered an officer's certificate certifying that such transaction, or series of transactions, complies with clause (1) above and such transaction, or series of transactions, has been approved by a majority of the Disinterested Directors, or in the case of transactions included in this clause (2) for which there are no Disinterested Directors, the Operating Partnership shall have obtained a written opinion from a nationally recognized investment banking, appraisal or other appropriate expert firm to the effect that such transaction, or series of transactions, is fair to the Operating Partnership or Subsidiary from a financial point of view; and

    (3) with respect to any transaction, or series of transactions, with total consideration in excess of $15.0 million, the Operating Partnership shall obtain a written opinion from a nationally recognized investment banking, appraisal or appropriate expert firm as described above.

    LIMITATION ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES. The Operating Partnership will not, and will not permit any Restricted Subsidiary to, create or allow to exist any encumbrance that would restrict the ability of a Restricted Subsidiary to:

    (1) pay dividends on Capital Stock;

    (2) pay Debt owed to the Operating Partnership or any Subsidiary;

    (3) make loans or advances to the Operating Partnership or any Subsidiary;

    (4) transfer any property or assets to the Operating Partnership or any Subsidiary; or

    (5) guarantee any Debt of the Operating Partnership or any Subsidiary.

    LIMITATION ON THE SALE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES. The Operating Partnership will not permit any Restricted Subsidiary to issue any Capital Stock (other than to the Operating Partnership or a Restricted Subsidiary) and shall not permit any Person (other than the Operating Partnership or a Subsidiary) to own any Capital Stock of any Restricted Subsidiary; PROVIDED, HOWEVER, that the foregoing shall not prohibit the issuance or sale of all, but not less than all, of the issued and outstanding Capital Stock of any Subsidiary owned by the Operating Partnership or any Subsidiary in accordance with the provisions of the Indenture.

DEFINITIONS USED FOR THE DEBT SECURITIES

    As used herein:

    "AFFILIATE" of any specified Person means:

    (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

    (2) any other Person that owns, directly or indirectly, 10% or more of such specified Person's Voting Stock or any executive officer, director, manager or trustee of any such specified Person or other Person or, with respect to any natural person, any person having a relationship with such person by blood, marriage or adoption not more remote than first cousin. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "ANNUAL SERVICE CHARGE" as of any date means the amount which is expensed or capitalized in the immediately preceding four fiscal quarter period for interest on Debt, excluding amounts relating to the amortization of deferred financing costs.

    "CAPITAL STOCK" of any Person means any and all shares, interests, rights to purchase warrants, options, participations, rights in or other equivalents (however designated) of such Person's capital stock or other equity participations, including partnership interests, whether general or limited, in such Person, including any preferred stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock, whether now outstanding or hereafter issued.

    "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income of the Operating Partnership and its Subsidiaries (1) plus amounts which have been deducted for:

    (a) interest on Debt of the Operating Partnership and its Subsidiaries,

    (b) provision for taxes of the Operating Partnership and its Subsidiaries based on income,

    (c) amortization of debt discount,

    (d) depreciation and amortization,

    (e) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period,

    (f) amortization of deferred charges, and

    (g) provisions for or realized losses on properties;

(2) LESS amounts which have been included for gains on properties.

    "CONSOLIDATED NET INCOME" for any period means the amount of consolidated net income (or loss) of the Operating Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

    "DEBT" means any indebtedness, whether or not contingent, in respect of:

    (1) borrowed money evidenced by bonds, notes, debentures or similar instruments;

    (2) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property;

    (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable; or

    (4) any lease of property which would be reflected on a consolidated balance sheet as a capitalized lease in accordance with GAAP, in the case of items of indebtedness under (1) through (3) above to the extent that any such items (other than letters of credit) would appear as a liability on a consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person.

    "DISINTERESTED DIRECTOR" means, with respect to any transaction or series of transactions which a majority of the Disinterested Directors of the Company are required to approve under the terms of the Indenture, a member of the Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of transactions.

    "FUNDS FROM OPERATIONS" for any period means the Consolidated Net Income of the Operating Partnership and its Subsidiaries for such period without giving effect to depreciation and amortization uniquely significant to real estate, gains or losses from extraordinary items, gains or losses on sales of real estate, gains or losses with respect to the disposition of investments in marketable securities and any provision/benefit for income taxes for such period, plus the allocable portion, based on the Operating Partnership's ownership interest, of funds from operations of unconsolidated joint ventures, all determined on a consistent basis.

    "NET CASH PROCEEDS" means the proceeds of any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to the Operating Partnership or any Subsidiary), net of attorney's fees, accountant's fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "PERMITTED DEBT" means Indebtedness of the Operating Partnership, the Company or any Subsidiary owing to any Subsidiary, the Company or the Operating Partnership pursuant to an intercompany note, PROVIDED that such Indebtedness is expressly subordinated in right of payment to the Securities; PROVIDED FURTHER that any disposition, pledge or transfer of such Indebtedness to a Person (other than the Operating Partnership or another Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the Operating Partnership, the Company or a Subsidiary, as the case may be, and not Permitted Indebtedness as defined herein.

    "RESTRICTED SUBSIDIARY" means any Subsidiary of the Operating Partnership unless such Subsidiary is an Unrestricted Subsidiary or is designated as an Unrestricted Subsidiary pursuant to the terms of the Indenture.

    "SECURED DEBT" means any Debt secured by any mortgage, pledge, lien, charge, encumbrance or security interest of any kind upon any property of the Operating Partnership or any Subsidiary.

    "SUBSIDIARY" means any entity of which at the time of determination the Operating Partnership or one or more other Subsidiaries owns or controls, directly or indirectly, more than 50% of the shares of Voting Stock.

    "TOTAL ASSETS" as of any date means the sum of (1) the Undepreciated Real Estate Assets and (2) all other assets of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with GAAP (but excluding intangibles and accounts receivables).

    "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

    "UNRESTRICTED SUBSIDIARY" means:

    (1) any Subsidiary that at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors, as provided below) and

    (2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary so long as:

       (a) neither the Operating Partnership nor any Restricted Subsidiary is directly or indirectly liable for any Debt of such Subsidiary,

       (b) no default with respect to any Debt of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Debt of the Operating Partnership or any other Subsidiary to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its stated maturity,

       (c) neither the Operating Partnership nor any Restricted Subsidiary has a contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, with such Subsidiary other than those that might be obtained at the time from persons who are not Affiliates of the Operating Partnership, and

       (d) neither the Operating Partnership nor any Restricted Subsidiary has any obligation (1) to subscribe for additional shares of Capital Stock or other equity interest in such Subsidiary or (2) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a copy of the board resolutions giving effect to such designation. The Board of Directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary if, immediately after giving effect to such designation, there would be no event of default under the Indenture, or any event that after notice or passage of time would be an event of default, and the Operating Partnership could incur $1.00 of additional Debt (other than intercompany Debt) in accordance with the Indenture covenants limiting the incurrence of Debt.

    "VOTING STOCK" means stock having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees (or persons performing similar functions), provided that stock that carries only the right to vote conditionally on the happening of an event shall not be considered Voting Stock.

    Reference is made to the section entitled "Description of Debt Securities--Certain Covenants" in the accompanying prospectus for a description of additional covenants applicable to the notes. Compliance with the covenants described herein and such additional covenants with respect to the notes generally may not be waived by the Board of Directors of the Company, as the sole shareholder of the general partner of the Operating Partnership, or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding notes consent to such waiver; PROVIDED, HOWEVER, that the defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the notes, including with respect to the covenants described in this prospectus supplement.

BOOK-ENTRY SYSTEM

    The notes will be issued as global securities. See the section entitled "Description of Debt Securities--Global Securities" in the accompanying prospectus. The Depository Trust Company, or "DTC," will be the Depository with respect to the notes. The notes will be issued as fully registered securities in the name of Cede & Co., DTC's partnership nominee, and will be deposited with DTC. DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant would then keep a record of its clients who purchased the notes. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

    The notes will be in book-entry only form, and we will not deliver securities in certificated form to individual purchasers of the notes, and no person owning a beneficial interest in a global security will be treated as a holder for any purpose under the Indenture. Accordingly, owners of such beneficial interests must rely on the procedures of DTC and the participant through which such person owns its interest in order to exercise any rights of a holder under such global security or the Indenture. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and laws may impair the ability to transfer beneficial interests in a global security.

    DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing corporation" registered under
Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants, or Direct Participants, deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

    Other organizations, such as securities brokers and dealers, banks and trust companies that work through a Direct Participant, also use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

    A number of Direct Participants or their representatives, together with other entities, own DTC.

    We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we and the Trustee will have no direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

    It is DTC's current practice, when it receives any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Customary practices between the participants and owners of beneficial interests, as in the case with securities held for the account of customers registered in "street name," will govern payments by participants to owners of beneficial interests in the global securities, and voting by participants. However, these payments will be the responsibility of the participants and not of DTC, the Trustee, or us.

    Notes represented by a global security will be exchangeable for notes in certificated form with the same terms in authorized denominations only if:

    - DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law and we do not appoint a successor depository within 90 days;

    - an Event of Default under the Indenture with respect to the notes has occurred and is continuing and the beneficial owners representing a majority in principal amount of the notes represented by the global security advise DTC to cease acting as depository; or

    - we determine at any time that all notes shall no longer be represented by a global security.

    DTC may discontinue providing its services as securities depository with respect to global securities at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, securities in certificated form are required to be printed and delivered.

    We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, securities in certificated form will be printed and delivered.

    The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT AND PAYMENT

    The underwriters will pay for the notes in immediately available funds. We will make all payments due on the notes in immediately available funds so long as such notes are in book-entry form.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement and related terms agreement (together, the "Underwriting Agreement") among us, the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the notes set forth opposite their names below. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that when such conditions are satisfied the underwriters will be obligated to purchase all of the notes.

                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                       OF NOTES
                                                              ----------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................    $ 90,000,000
Banc of America Securities LLC..............................      10,000,000
                                                                ------------
          Total.............................................    $100,000,000
                                                                ============

    The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at such price less a concession not in excess of .25% of the principal amount. The underwriters may allow, and such dealers may reallow, a discount not in excess of .125% of the principal amount on sales to certain other dealers. After the initial public offering of the notes, the public offering price, concession and discount may be changed.

    The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes, but are not obligated to do so and may discontinue market making at any time without notice. We can give no assurance as to the liquidity of, or any trading market for, the notes.

    In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize the price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell a greater aggregate principal amount of notes than is set forth on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither we nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any underwriter makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    We have agreed to indemnify the several underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

    It is expected that delivery of the notes will be made against payment therefor on February 15, 2001, which is the fourth business day following the date hereof (such settlement cycle being herein referred to as "T+4"). Purchasers of notes should note that the ability to settle secondary market trades of the notes effected on the date of pricing may be affected by the T+4 settlement.

    From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform investment banking and/or commercial banking services for, us and our affiliates in the ordinary course of business. We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $400,000.

    Affiliates of Banc of America Securities LLC are lenders under the term loan and one of the lines of credit described under "Use of Proceeds" above. Because more than 10% of the net proceeds of this offering will be used to repay amounts outstanding under such loan and line of credit, this offering will be made pursuant to the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. This rule requires that the yield of a debt security be no lower than the yield recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as qualified independent underwriter with respect to the offering. The yield on the notes will be no lower than that recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

                                    EXPERTS

    The consolidated financial statements of Tanger Properties Limited Partnership as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Tanger Factory Outlet Centers, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

    Latham & Watkins, New York, New York will pass upon the validity of the notes and guarantees offered by this prospectus supplement. Brown & Wood LLP, New York, New York, will pass upon various legal matters for the underwriters relating to the offering. Brown & Wood LLP will rely on Vernon, Vernon, Wooten, Brown, Andrews & Garrett, P.A., Burlington, North Carolina, counsel to the Operating Partnership and the Company, as to certain matters of North Carolina law.

                         INDEX TO FINANCIAL STATEMENTS
                     TANGER PROPERTIES LIMITED PARTNERSHIP

                                                                PAGE
                                                              --------
Balance Sheets--September 30, 2000 (unaudited) and
  December 31, 1999.........................................     F-2

Statements of Operations for the three and nine months ended
  September 30, 2000 and 1999 (unaudited)...................     F-3

Statements of Cash Flows for the nine months ended
  September 30, 2000 and 1999 (unaudited)...................     F-4

Notes to Financial Statements (unaudited)...................     F-5

Report of Independent Accountants...........................     F-8

Balance Sheets--December 31, 1999 and 1998..................     F-9

Statements of Operations for the years ended December 31,
  1999, 1998 and 1997.......................................    F-10

Statements of Partners' Equity for the years ended
  December 31, 1999, 1998 and 1997..........................    F-11

Statements of Cash Flows for the years ended December 31,
  1999, 1998 and 1997.......................................    F-12

Notes to Financial Statements...............................    F-13

Report of Independent Accountants...........................    F-23

Schedule III--Real Estate and Accumulated Depreciation for
  the Year Ended December 31, 1999..........................    F-24

                     TANGER PROPERTIES LIMITED PARTNERSHIP

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2000            1999
                                                              -------------   ------------
                                                               (UNAUDITED)
ASSETS
  Rental Property
    Land....................................................    $  60,303       $  63,045
    Buildings, improvements and fixtures....................      498,830         484,277
    Developments under construction.........................       21,778          18,894
                                                                ---------       ---------
                                                                  580,911         566,216
    Accumulated depreciation................................     (117,367)       (104,511)
                                                                ---------       ---------
    Rental property, net....................................      463,544         461,705
    Cash and cash equivalents...............................          200             501
    Deferred charges, net...................................        8,872           8,176
    Other assets............................................       15,422          19,469
                                                                ---------       ---------
      Total assets..........................................    $ 488,038       $ 489,851
                                                                =========       =========

LIABILITIES AND PARTNERS' EQUITY
Liabilities
  Long-term debt
    Senior, unsecured notes.................................    $ 150,000       $ 150,000
    Mortgages payable.......................................      135,759          90,652
    Unsecured term note.....................................       20,000              --
    Unsecured lines of credit...............................       31,289          88,995
                                                                ---------       ---------
                                                                  337,048         329,647
  Construction trade payables...............................       13,110           6,287
  Accounts payable and accrued expenses.....................       13,472          12,863
                                                                ---------       ---------
      Total liabilities.....................................      363,630         348,797
                                                                ---------       ---------
Commitments
Partners' equity
  General partner...........................................        1,699           1,927
  Limited partners..........................................      122,709         139,127
                                                                ---------       ---------
      Total partners' equity................................      124,408         141,054
                                                                ---------       ---------
      Total liabilities and partners' equity................    $ 488,038       $ 489,851
                                                                =========       =========

   The accompanying notes are an integral part of these financial statements.

                     TANGER PROPERTIES LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS

                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                                                        THREE MONTHS ENDED         NINE MONTHS ENDED
                                                           SEPTEMBER 30,             SEPTEMBER 30,
                                                        -------------------       -------------------
                                                          2000       1999           2000       1999
                                                        --------   --------       --------   --------
                                                            (UNAUDITED)               (UNAUDITED)
REVENUES
  Base rentals........................................  $17,492    $17,151        $52,912    $51,314
  Percentage rentals..................................      898        888          1,902      1,774
  Expense reimbursements..............................    7,791      7,107         22,138     20,316
  Other income........................................    1,165      1,759          3,501      2,803
                                                        -------    -------        -------    -------
    Total revenues....................................   27,346     26,905         80,453     76,207
                                                        -------    -------        -------    -------
EXPENSES
  Property operating..................................    8,751      7,993         24,458     22,221
  General and administrative..........................    1,862      1,880          5,489      5,409
  Interest............................................    6,852      5,957         20,451     17,968
  Depreciation and amortization.......................    6,537      6,200         19,512     18,525
                                                        -------    -------        -------    -------
    Total expenses....................................   24,002     22,030         69,910     64,123
                                                        -------    -------        -------    -------
Income before gain or loss on sale of real estate and
  extraordinary item..................................    3,344      4,875         10,543     12,084
Gain (loss) on sale of real estate....................       --      1,313         (5,935)     1,313
                                                        -------    -------        -------    -------
Income before extraordinary item......................    3,344      6,188          4,608     13,397
Extraordinary item--Loss on early extinguishment of
  debt................................................       --         --             --       (345)
                                                        -------    -------        -------    -------
Net income............................................    3,344      6,188          4,608     13,052
Less applicable preferred unit distributions..........     (449)      (481)        (1,382)    (1,441)
                                                        -------    -------        -------    -------
Income available to common unitholders................    2,895      5,707          3,226     11,611
Income allocated to limited partners..................   (2,855)    (1,591)        (3,181)    (3,234)
                                                        -------    -------        -------    -------
Income allocated to general partner...................  $    40    $ 4,116        $    45    $ 8,377
                                                        =======    =======        =======    =======
Basic earnings per common unit:
  Income before extraordinary item....................  $   .26    $   .52        $   .30    $  1.10
  Extraordinary item..................................       --         --             --       (.03)
                                                        -------    -------        -------    -------
  Net income..........................................  $   .26    $   .52        $   .30    $  1.07
                                                        =======    =======        =======    =======
Diluted earnings per common unit:
  Income before extraordinary item....................  $   .26    $   .52        $   .29    $  1.10
  Extraordinary item..................................       --         --             --       (.03)
                                                        -------    -------        -------    -------
  Net income..........................................  $   .26    $   .52        $   .29    $  1.07
                                                        =======    =======        =======    =======
  Distributions paid per common unit..................  $   .61    $   .61        $  1.82    $  1.81
                                                        =======    =======        =======    =======

   The accompanying notes are an integral part of these financial statements.

                     TANGER PROPERTIES LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                  (UNAUDITED)
OPERATING ACTIVITIES
  Net income................................................  $  4,608   $ 13,052
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................    19,512     18,525
    Amortization of deferred financing costs................       928        758
    Loss on early extinguishment of debt....................        --        345
    Loss (gain) on disposal or sale of real estate..........     5,935     (1,313)
    Gain on sale of outparcels of land......................      (908)      (687)
    Straight-line base rent adjustment......................       170       (211)
Increase (decrease) due to changes in:
    Other assets............................................      (614)       (95)
    Accounts payable and accrued expenses...................       609      3,427
                                                              --------   --------
      Net cash provided by operating activities.............    30,240     33,801
                                                              --------   --------
INVESTING ACTIVITIES
  Additions to rental properties............................   (25,896)   (26,613)
  Additions to deferred lease costs.........................    (1,894)    (1,709)
  Net proceeds from sale of real estate.....................     8,598      1,987
  Insurance proceeds from casualty losses...................     4,046      7,853
  Advances to officer, net of repayments....................      (358)    (2,436)
                                                              --------   --------
      Net cash used in investing activities.................   (15,504)   (20,918)
                                                              --------   --------
FINANCING ACTIVITIES
  Repurchase of partnership units...........................        --       (958)
  Cash distributions paid...................................   (21,254)   (21,164)
  Proceeds from mortgages payable...........................    46,160     66,500
  Repayments on mortgages payable...........................    (1,053)   (48,192)
  Proceeds from revolving lines of credit...................    93,924     74,448
  Repayments on revolving lines of credit...................  (131,630)   (88,650)
  Additions to deferred financing costs.....................    (1,184)    (1,015)
  Proceeds from exercise of unit options....................        --         12
                                                              --------   --------
      Net cash used in financing activities.................   (15,037)   (19,019)
                                                              --------   --------
Net decrease in cash and cash equivalents...................      (301)    (6,136)
Cash and cash equivalents, beginning of period..............       501      6,334
                                                              --------   --------
Cash and cash equivalents, end of period....................  $    200   $    198
                                                              ========   ========

------------------------

Supplemental schedule of non-cash investing activities:

The Operating Partnership purchases capital equipment and incurs costs relating to construction of new facilities, including tenant finishing allowances. Expenditures included in construction trade payables as of September 30, 2000 and 1999 amounted to $13,110 and $6,692, respectively.

   The accompanying notes are an integral part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

                                  (UNAUDITED)

1.  INTERIM FINANCIAL STATEMENTS

    The unaudited Financial Statements of Tanger Properties Limited Partnership, a North Carolina limited partnership (the "Operating Partnership"), have been prepared pursuant to generally accepted accounting principles and should be read in conjunction with the Financial Statements and Notes thereto of the Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1999. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's ("SEC") rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading.

    The accompanying Financial Statements reflect, in the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements. All such adjustments are of a normal and recurring nature.

2.  DEVELOPMENT AND DISPOSITION OF RENTAL PROPERTIES

    During the first nine months of 2000, the Operating Partnership added 70,100 square feet to the portfolio in Commerce, GA, Sevierville, TN and San Marcos, TX. In addition, the Operating Partnership has approximately 244,300 square feet of expansion space under construction in four centers located in Riverhead, NY, Lancaster, PA, Sevierville, TN and San Marcos, TX.

    In June 2000, the Operating Partnership sold its centers in Lawrence, KS and McMinnville, OR. Net proceeds received from the sale totaled $7.1 million. As a result of the sale, the Operating Partnership recognized a loss on sale of real estate of $5.9 million. The combined net operating income of these two centers represented approximately 1% of the total portfolio's operating income. During the third quarter, the Operating Partnership also sold two land outparcels at its San Marcos center for net proceeds of $752,000 and has included in other income a gain on sale of $482,000. During the first nine months of 2000, the Operating Partnership in total has sold four land outparcels for net proceeds of $1.5 million and has included in other income a gain on sale of $908,000.

    Commitments to complete construction of the expansions to the existing properties and other capital expenditure requirements amounted to approximately $5.7 million at September 30, 2000. Commitments for construction represent only those costs contractually required to be paid by the Operating Partnership. Interest costs capitalized during the three months ended September 30, 2000 and 1999 amounted to $328,000 and $293,000, respectively, and for the nine months ended September 30, 2000 and 1999 amounted to $687,000 and $903,000, respectively.

3.  OTHER ASSETS

    In May 2000, the demand notes receivable totaling $3.4 million from Stanley
K. Tanger, Chairman of the Board and Chief Executive Officer of the general partner, were converted into two separate term notes of which $2.5 million is due from Mr. Tanger and $845,000 is due from Steven B. Tanger, President of the general partner. The notes amortize evenly over five years with principal and interest at a rate of 8% per annum due quarterly. The balances of these notes at September 30, 2000 were $2.4 million and $810,000, respectively.

                               SEPTEMBER 30, 2000

                                  (UNAUDITED)

4.  LONG-TERM DEBT

    On September 8, 2000, the Operating Partnership refinanced its five year $9.2 million secured loan with New York Life Insurance Company at a fixed interest rate of 9.125%.

    On August 29, 2000, the Operating Partnership entered into a ten year secured term loan with Woodmen of the World Life Insurance Society for $16.7 million with interest payable at a fixed rate of 8.86%. The proceeds were used to reduce amounts outstanding under the existing lines of credit.

    On July 28, 2000, the Operating Partnership entered into a five year secured term loan with Wells Fargo Bank for $29.5 million with interest payable at LIBOR plus 1.75%. The proceeds were used to reduce amounts outstanding under the existing lines of credit.

    In January 2000, the Operating Partnership entered into a $20.0 million two year unsecured term loan with interest payable at LIBOR plus 2.25%. The proceeds were used to reduce amounts outstanding under the existing lines of credit. Also in January 2000, the Operating Partnership entered into interest rate swap agreements on notional amounts totaling $20.0 million at a cost of $162,000. The agreements mature in January 2002. The swap agreements have the effect of fixing the interest rate on the new $20.0 million loan at 8.75%.

    At September 30, 2000, the Operating Partnership had revolving lines of credit with an unsecured borrowing capacity of $100 million, of which $68.7 million was available for additional borrowings.

5.  EARNINGS PER UNIT

    The following table sets forth a reconciliation of the numerators and denominators in computing earnings per unit in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share (in thousands, except per unit amounts):

                                                         THREE MONTHS ENDED        NINE MONTHS ENDED
                                                            SEPTEMBER 30,            SEPTEMBER 30,
                                                         -------------------      -------------------
                                                           2000       1999          2000       1999
                                                         --------   --------      --------   --------
Numerator:
  Income before extraordinary item.....................  $ 3,344    $ 6,188       $ 4,608    $13,397
  Less applicable preferred unit distributions.........     (449)      (481)       (1,382)    (1,441)
                                                         -------    -------       -------    -------
  Income available to common unitholders--numerator for
    basic and diluted earnings per unit................  $ 2,895    $ 5,707       $ 3,226    $11,956
                                                         =======    =======       =======    =======
Denominator:
  Basic weighted average common units..................   10,938     10,883        10,919     10,895
  Effect of outstanding unit options...................       49         68            25         21
                                                         -------    -------       -------    -------
  Diluted weighted average common units................   10,987     10,951        10,944     10,916
                                                         =======    =======       =======    =======
Basic earnings per unit before extraordinary item......  $   .26    $   .52       $   .30    $  1.10
                                                         =======    =======       =======    =======
 Diluted earnings per unit before extaordinary item....  $   .26    $   .52       $   .29    $  1.10
                                                         =======    =======       =======    =======

    The computation of diluted earnings per unit excludes options to purchase common units when the exercise price is greater than the average market price of the common units for the period. The market price of the common units is considered to be equivalent to the market price of the common shares of

                               SEPTEMBER 30, 2000

                                  (UNAUDITED)

Tanger Factory Outlet Centers, Inc., the sole owner of the Operating Partnership's general partner. Options excluded totaled 631,000 and 341,000 for the three months ended September 30, 2000 and 1999, respectively, and 1,226,000 and 652,000 for the nine months ended September 30, 2000 and 1999, respectively. The assumed conversion of preferred units to common units as of the beginning of the year would have been anti-dilutive.

    At September 30, 2000 and December 31, 1999, the ownership interests of the Operating Partnership consisted of the following:

                                                                 2000         1999
                                                              ----------   ----------
Preferred units.............................................      80,600       85,270
                                                              ----------   ----------
Partnership units:
  General partner...........................................     150,000      150,000
  Limited partners..........................................  10,802,216   10,760,140
                                                              ----------   ----------
      Total.................................................  10,952,216   10,910,140
                                                              ==========   ==========

6.  SUBSEQUENT EVENTS

    On November 9, 2000, the Operating Partnership terminated its contract to purchase twelve acres of land in Dania Beach/Ft. Lauderdale, Florida from Bass Pro Outdoor World, L.P. ("Bass Pro"). Conditions that were required to have been satisfied prior to consummation of the Operating Partnership's purchase of the property, including the ability to obtain a building permit and the satisfaction by the seller of various title and other matters, had not been satisfied by the scheduled closing date of November 3, 2000. In accordance with, and as a result of the termination of the purchase contract, Bass Pro has thirty business days in which to exercise an option to reacquire the existing Outdoor World building owned by the Operating Partnership at the site. The Operating Partnership is in the process of determining the final cost associated with the termination of the contract, which will be written off in the fourth quarter, or should Bass Pro exercise its option to repurchase, at the time of close.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of TANGER PROPERTIES LIMITED PARTNERSHIP:

    In our opinion, the accompanying balance sheets and the related statements of operations, partners' equity and cash flows present fairly, in all material respects, the financial position of Tanger Properties Limited Partnership at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Operating Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers LLP

Greensboro, NC

January 26, 2000

                     TANGER PROPERTIES LIMITED PARTNERSHIP

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              ---------   --------
ASSETS
  Rental Property
    Land....................................................  $  63,045   $ 53,869
    Buildings, improvements and fixtures....................    484,277    458,546
    Developments under construction.........................     18,894     16,832
                                                              ---------   --------
                                                                566,216    529,247
    Accumulated depreciation................................   (104,511)   (84,685)
                                                              ---------   --------
    Rental property, net....................................    461,705    444,562
  Cash and cash equivalents.................................        501      6,334
  Deferred charges, net.....................................      8,176      8,218
  Other assets..............................................     19,469     12,454
                                                              ---------   --------
      Total assets..........................................  $ 489,851   $471,568
                                                              =========   ========
LIABILITIES AND PARTNERS' EQUITY
Liabilities
  Long-term debt
    Senior, unsecured notes.................................  $ 150,000   $150,000
    Mortgages payable.......................................     90,652     72,790
    Lines of credit.........................................     88,995     79,695
                                                              ---------   --------
                                                                329,647    302,485
  Construction trade payables...............................      6,287      9,224
  Accounts payable and accrued expenses.....................     12,863     10,496
                                                              ---------   --------
      Total liabilities.....................................    348,797    322,205
                                                              ---------   --------
Commitments
Partners' equity
  General partner...........................................      1,927    128,746
  Limited partners..........................................    139,127     20,617
                                                              ---------   --------
      Total partners' equity................................    141,054    149,363
                                                              ---------   --------
      Total liabilities and partners' equity................  $ 489,851   $471,568
                                                              =========   ========

   The accompanying notes are an integral part of these financial statements.

                     TANGER PROPERTIES LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS

                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
REVENUES
  Base rentals..............................................  $ 69,180   $66,187    $56,807
  Percentage rentals........................................     3,141     3,087      2,637
  Expense reimbursements....................................    27,910    26,852     24,665
  Other income..............................................     3,785     1,640      1,162
                                                              --------   -------    -------
    Total revenues..........................................   104,016    97,766     85,271
                                                              --------   -------    -------
EXPENSES
  Property operating........................................    30,585    29,106     26,269
  General and administrative................................     7,298     6,669      6,145
  Interest..................................................    24,239    22,028     16,835
  Depreciation and amortization.............................    24,824    22,154     18,439
  Asset write-down..........................................        --     2,700         --
                                                              --------   -------    -------
    Total expenses..........................................    86,946    82,657     67,688
                                                              --------   -------    -------
Income before gain on disposal or sale of real estate, and
  extraordinary item........................................    17,070    15,109     17,583
Gain on disposal or sale of real estate.....................     4,141       994         --
                                                              --------   -------    -------
Income before extraordinary item............................    21,211    16,103     17,583
Extraordinary item--Loss on early extinguishment of debt....      (345)     (460)        --
                                                              --------   -------    -------
Net income..................................................    20,866    15,643     17,583
Less applicable preferred unit distributions................    (1,917)   (1,911)    (1,808)
                                                              --------   -------    -------
Income available to partners................................    18,949    13,732     15,775
Income allocated to the limited partners....................    (5,278)   (3,816)    (4,756)
                                                              --------   -------    -------
Income allocated to the general partner.....................  $ 13,671   $ 9,916    $11,019
                                                              ========   =======    =======
Basic earnings per unit:
  Income before extraordinary item..........................  $   1.77   $  1.30    $  1.57
  Extraordinary item........................................     (0.03)    (0.04)        --
                                                              --------   -------    -------
  Net income................................................  $   1.74   $  1.26    $  1.57
                                                              ========   =======    =======
Diluted earnings per unit:
  Income before extraordinary item..........................  $   1.77   $  1.28    $  1.55
  Extraordinary item........................................     (0.03)    (0.04)        --
                                                              --------   -------    -------
  Net income................................................  $   1.74   $  1.24    $  1.55
                                                              ========   =======    =======

   The accompanying notes are an integral part of these financial statements.

                     TANGER PROPERTIES LIMITED PARTNERSHIP

                         STATEMENTS OF PARTNERS' EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                        (IN THOUSANDS, EXCEPT UNIT DATA)

                                                             GENERAL    LIMITED    TOTAL PARTNERS'
                                                             PARTNER    PARTNERS       EQUITY
                                                            ---------   --------   ---------------
Balance, December 31, 1996................................  $ 110,657   $ 25,599       $136,256
Conversion of 15,730 preferred units into 141,726
  partnership units.......................................         --         --             --
Issuance of 29,700 units upon exercise of unit options....        703         --            703
Issuance of 1,080,000 units to general partner in exchange
  for proceeds from a common share offering...............     29,241         --         29,241
Compensation under unit Option Plan.......................        234        104            338
Net income................................................     12,827      4,756         17,583
Preferred distributions ($19.55 per unit).................     (1,789)        --         (1,789)
Distributions to partners ($2.17 per unit)................    (15,224)    (6,583)       (21,807)
                                                            ---------   --------       --------
Balance, December 31, 1997................................    136,649     23,876        160,525
Conversion of 2,419 preferred units into 21,790
  partnership units.......................................         --         --             --
Issuance of 31,880 units upon exercise of share and unit
  options.................................................        762         --            762
Repurchase and retirement of 10,000 partnership units.....       (216)        --           (216)
Compensation under Unit Option Plan.......................        142         53            195
Net income................................................     11,827      3,816         15,643
Preferred distributions ($21.17 per unit).................     (1,894)        --         (1,894)
Distributions to partners ($2.35 per unit)................    (18,524)    (7,128)       (25,652)
                                                            ---------   --------       --------
Balance, December 31, 1998................................    128,746     20,617        149,363
Conversion of 3,000 preferred units into 27,029
  partnership units.......................................         --         --             --
Issuance of 500 units upon exercise of unit options.......         12         --             12
Repurchase and retirement of 48,300 partnership units.....       (958)        --           (958)
Transfer of partnership interest..........................   (120,557)   120,557             --
Net income................................................     15,588      5,278         20,866
Preferred distributions ($21.76 per unit).................     (1,918)        --         (1,918)
Distributions to partners ($2.42 per unit)................    (18,986)    (7,325)       (26,311)
                                                            ---------   --------       --------
Balance, December 31, 1999................................  $   1,927   $139,127       $141,054
                                                            =========   ========       ========

   The accompanying notes are an integral part of these financial statements.

                     TANGER PROPERTIES LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998       1997
                                                              ---------   --------   ---------
OPERATING ACTIVITIES
  Net income................................................  $  20,866   $ 15,643   $  17,583
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................     24,824     22,154      18,439
    Amortization of deferred financing costs................      1,005      1,076       1,094
    Loss on early extinguishment of debt....................        345        460          --
    Asset write-down........................................         --      2,700          --
    Gain on disposal or sale of real estate.................     (4,141)      (994)         --
    Gain on sale of outparcels of land......................       (687)        --          --
    Straight-line base rent adjustment......................       (214)      (688)       (347)
    Compensation under Unit Option Plan.....................         --        195         338
  Increase (decrease) due to changes in:
    Other assets............................................     (1,196)    (2,161)     (1,591)
    Accounts payable and accrued expenses...................      2,367     (2,594)      3,716
                                                              ---------   --------   ---------
      Net cash provided by operating activities.............     43,169     35,791      39,232
                                                              ---------   --------   ---------
INVESTING ACTIVITIES
  Acquisition of rental properties..........................    (15,500)   (44,650)    (37,500)
  Additions to rental properties............................    (34,224)   (35,252)    (54,795)
  Additions to deferred lease costs.........................     (1,862)    (1,895)     (1,341)
  Net proceeds from sale of real estate.....................      1,987      2,561          --
  Net insurance proceeds from property losses...............      6,451         --          --
  Advances to officer.......................................     (2,811)        --          --
                                                              ---------   --------   ---------
      Net cash used in investing activities.................    (45,959)   (79,236)    (93,636)
                                                              ---------   --------   ---------
FINANCING ACTIVITIES
  Contributions from the general partner....................         --         --      29,241
  Repurchase of partnership units...........................       (958)      (216)         --
  Cash distributions paid...................................    (28,229)   (27,546)    (23,596)
  Proceeds from mortgages payable...........................     66,500         --      75,000
  Repayments on mortgages payable...........................    (48,638)    (1,260)     (1,154)
  Proceeds from revolving lines of credit...................    118,555    152,760     118,450
  Repayments on revolving lines of credit...................   (109,255)   (78,065)   (141,250)
  Additions to deferred financing costs.....................     (1,030)      (263)     (1,950)
  Proceeds from exercise of unit options....................         12        762         703
                                                              ---------   --------   ---------
      Net cash provided by (used in) financing activities...     (3,043)    46,172      55,444
                                                              ---------   --------   ---------
Net increase (decrease) in cash and cash equivalents........     (5,833)     2,727       1,040
Cash and cash equivalents, beginning of period..............      6,334      3,607       2,567
                                                              ---------   --------   ---------
Cash and cash equivalents, end of period....................  $     501   $  6,334   $   3,607
                                                              =========   ========   =========

   The accompanying notes are an integral part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION OF THE OPERATING PARTNERSHIP

    Tanger Properties Limited Partnership, a North Carolina limited partnership (the "Operating Partnership"), develops, owns and operates factory outlet centers. Recognized as one of the largest owners and operators of factory outlet centers in the United States, the Company owned and operated 31 factory outlet centers located in 22 states with a total gross leasable area of approximately
5.1 million square feet at the end of 1999. The Company provides all development, leasing and management services for its centers.

    The Operating Partnership is controlled by Tanger Factory Outlet
Centers, Inc. (the "Company"), a fully-integrated, self-administered, self-managed real estate investment trust ("REIT") as the sole shareholder of the Operating Partnership's general partner, Tanger GP Trust. Prior to 1999, the Company owned the majority of the units of partnership interest issued by the Operating Partnership (the "Units") and served as its sole general partner. During 1999, the Company transferred its ownership of Units into two wholly-owned subsidiaries, the Tanger GP Trust and the Tanger LP Trust, with Tanger GP Trust as the sole general partner and Tanger LP Trust as a limited partner. The Tanger Family Limited Partnership ("TFLP"), holds the remaining Units as a limited partner. Stanley K. Tanger, the Company's Chairman of the Board and Chief Executive Officer, is the sole general partner of TFLP.

    As of December 31, 1999, the Tanger GP Trust owned 150,000 Units, the Tanger LP Trust owned 7,726,835 Units and 85,270 Preferred Units (which are convertible into approximately 795,309 limited partnership Units) and TFLP owned 3,033,305 Units. TFLP's Units are exchangeable, subject to certain limitations to preserve the Company's status as a REIT, on a one-for-one basis for common shares of the Company. Preferred Units are automatically converted into limited partnership Units to the extent of any conversion of preferred shares of the Company into common shares of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION--Allocation of income to the partners is based on each partner's respective ownership of Units issued by the Operating Partnership.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    OPERATING SEGMENTS--The Operating Partnership aggregates the financial information of all its centers into one reportable operating segment because the centers all have similar economic characteristics and provide similar products and services to similar types and classes of customers.

    RENTAL PROPERTIES--Rental properties are recorded at cost less accumulated depreciation. Costs incurred for the acquisition, construction, and development of properties are capitalized. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. The Operating Partnership generally uses estimated lives ranging from 25 to 33 years for buildings, 15 years for land improvements and seven years for equipment. Expenditures for ordinary maintenance and repairs are charged to operations as incurred while significant renovations and improvements, including tenant finishing allowances, that improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life.

    Buildings, improvements and fixtures consist primarily of permanent buildings and improvements made to land such as landscaping and infrastructure and costs incurred in providing rental space to tenants. Interest costs capitalized during 1999, 1998 and 1997 amounted to $1,242,000, $762,000, and $1,877,000, and development costs capitalized amounted to $1,711,000, $1,903,000, and $1,637,000, respectively. Depreciation expense for each of the years ended December 31, 1999, 1998 and 1997 was $23,095,000, $20,873,000, and
$17,327,000, respectively.

    The pre-construction stage of project development involves certain costs to secure land control and zoning and complete other initial tasks essential to the development of the project. These costs are transferred from other assets to developments under construction when the pre-construction tasks are completed. Costs of potentially unsuccessful pre-construction efforts are charged to operations.

    CASH AND CASH EQUIVALENTS--All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash and cash equivalents. Cash balances at a limited number of banks may periodically exceed insurable amounts. The Operating Partnership believes that it mitigates its risk by investing in or through major financial institutions. Recoverability of investments is dependent upon the performance of the issuer.

    DEFERRED CHARGES--Deferred lease costs consist of fees and costs incurred to initiate operating leases and are amortized over the average minimum lease term. Deferred financing costs include fees and costs incurred to obtain long-term financing and are being amortized over the terms of the respective loans. Unamortized deferred financing costs are charged to expense when debt is retired before the maturity date.

    IMPAIRMENT OF LONG-LIVED ASSETS--Rental property held and used by an entity is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, the Operating Partnership compares the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognizes an impairment loss in an amount by which the carrying amount exceeds its fair value. The Operating Partnership believes that no material impairment existed at December 31, 1999.

    DERIVATIVES--The Operating Partnership selectively enters into interest rate protection agreements to mitigate changes in interest rates on its variable rate borrowings. The notional amounts of such agreements are used to measure the interest to be paid or received and do not represent the amount of exposure to loss. None of these agreements are used for speculative or trading purposes. The cost of these agreements are included in deferred financing costs and are amortized on a straight-line basis over the life of the agreements. As of December 31, 1999, the Operating Partnership had no such agreements.

    REVENUE RECOGNITION--Base rentals are recognized on a straight line basis over the term of the lease. Substantially all leases contain provisions which provide additional rents based on tenants' sales volume ("percentage rentals") and reimbursement of the tenants' share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized when the applicable space is re-leased, or, otherwise are amortized over the remaining lease term. Business interruption insurance proceeds received are recognized as other income over the estimated period of interruption.

    INCOME TAXES--As a partnership, the allocated share of income or loss for the year is included in the income tax returns of the partners; accordingly, no provision has been made for Federal income taxes in the accompanying financial statements.

    CONCENTRATION OF CREDIT RISK--The Operating Partnership's management performs ongoing credit evaluations of its tenants. Although the tenants operate principally in the retail industry, the properties are geographically diverse. No single tenant accounted for 10% or more of combined base and percentage rental income during 1999, 1998 or 1997.

    SUPPLEMENTAL CASH FLOW INFORMATION--The Operating Partnership purchases capital equipment and incurs costs relating to construction of new facilities, including tenant finishing allowances. Expenditures included in construction trade payables as of December 31, 1999, 1998 and 1997 amounted to $6,287,000, $9,224,000, and $12,913,000, respectively. Interest paid, net of interest capitalized, in 1999, 1998 and 1997 was $23,179,000, $20,690,000, and
$12,337,000, respectively. Other assets at December 31, 1999 include a property loss receivable of $4.2 million from the Operating Partnership's property insurance carrier.

3. DEFERRED CHARGES

    Deferred charges as of December 31, 1999 and 1998 consist of the following (in thousands):

                                                              1999       1998
                                                            --------   --------
Deferred lease costs......................................  $11,110    $ 9,551
Deferred financing costs..................................    5,866      5,691
                                                            -------    -------
                                                             16,976     15,242
Accumulated amortization..................................    8,800      7,024
                                                            -------    -------
                                                            $ 8,176    $ 8,218
                                                            =======    =======

    Amortization of deferred lease costs for the years ended December 31, 1999, 1998 and 1997 was $1,459,000, $1,019,000, and $873,000, respectively.
Amortization of deferred financing costs, included in interest expense in the accompanying statements of operations, for the years ended December 31, 1999, 1998 and 1997 was $1,005,000, $1,076,000, and $1,094,000 respectively. During
1999 and 1998, the Operating Partnership expensed the remaining unamortized financing costs totaling $345,000 and $460,000 related to debt extinguished prior to its respective maturity date. Such amounts are shown as extraordinary items in the accompanying statements of operations.

4. OTHER ASSETS

    Included in other assets are notes receivable totaling $2.8 million from Stanley K. Tanger, the Chairman of the Board and Chief Executive Officer of the Company. Mr. Tanger and the Operating Partnership have entered into demand note agreements whereby he may borrow up to $3.5 million through various advances from the Operating Partnership for an investment in a separate e-commerce business venture. The notes bear interest at a rate of 8% per annum and are collateralized by Mr. Tanger's limited partnership interest in Tanger Investments Limited Partnership. Mr. Tanger intends to fully repay the loan.

    Also included in other assets is a receivable of $4.2 million from the Operating Partnership's property insurance carrier. This amount, which was collected in January 2000, represents the unpaid portion of an insurance settlement of $13.4 million related to the loss of the Operating Partnership's outlet center in Stroud, Oklahoma. The center was destroyed by a tornado in May 1999. Approximately $1.9 million of the settlement proceeds represented business interruption insurance. The business interruption proceeds are being amortized to other income over a period of fourteen months. The unrecognized portion of the business interruption proceeds at December 31, 1999 totaled $985,200. The remaining portion of the settlement, net of related expenses, was considered replacement proceeds for the portion of the center that was totally destroyed. As a result, the Operating Partnership recognized a gain on disposal of $4.1 million during 1999. The remaining carrying value for this property consists of land and related site work totaling $1.7 million.

5. ASSET WRITE-DOWN

    During 1998, the Operating Partnership discontinued the development of its Concord, North Carolina, Romulus, Michigan and certain other projects as the economics of these transactions did not meet an adequate return on investment for the Operating Partnership. As a result, the Operating Partnership recorded a $2.7 million charge in the fourth quarter of 1998 to write-off the carrying amount of these projects, net of proceeds received from the sale of the Operating Partnership's interest in the Concord project to an unrelated third party.

6. LONG-TERM DEBT

    Long-term debt at December 31, 1999 and 1998 consists of the following (in thousands):

                                                            1999       1998
                                                          --------   --------
8.75% Senior, unsecured notes, maturing March 2001......  $ 75,000   $ 75,000
7.875% Senior, unsecured notes, maturing
  October 2004..........................................    75,000     75,000
Mortgage notes with fixed interest at:
  8.625%, maturing September 2000.......................     9,460      9,805
  8.92%, maturing January 2002..........................        --     47,405
  9.77%, maturing April 2005............................    15,351     15,580
  7.875%, maturing April 2009...........................    65,841         --
Revolving lines of credit with variable interest rates
  ranging from either prime less .25% to prime or from
  LIBOR plus 1.55% to LIBOR plus 1.60%..................    88,995     79,695
                                                          --------   --------
                                                          $329,647   $302,485
                                                          ========   ========

    The Operating Partnership maintains revolving lines of credit which provide for borrowing up to $100 million. The agreements expire at various times through the year 2002. Interest is payable based on alternative interest rate bases at the Operating Partnership's option. Amounts available under these facilities at December 31, 1999 totaled $11.0 million. Certain of the Operating Partnership's properties, which had a net book value of approximately $88.9 million at December 31, 1999, serve as collateral for the fixed rate mortgages.

    The credit agreements require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of distributions such that distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of funds from operations on a cumulative basis. All three existing fixed rate mortgage notes are with insurance companies and contain prepayment penalty clauses.

    During March 1999, the Operating Partnership refinanced its 8.92% notes. The refinancing reduced the interest rate to 7.875%, increased the loan amount to $66.5 million and extended the maturity date to April 2009. The additional proceeds were used to reduce amounts outstanding under the revolving lines of credit.

    Maturities of the existing long-term debt are as follows (in thousands):

YEAR                                                           AMOUNT       %
----                                                          --------   --------
2000........................................................  $ 10,654       3
2001........................................................   117,291      36
2002........................................................    49,381      15
2003........................................................     1,497      --
2004........................................................    76,618      23
Thereafter..................................................    74,206      23
                                                              --------     ---
                                                              $329,647     100
                                                              ========     ===

    In January 2000, the Operating Partnership entered into a $20.0 million two year unsecured term loan with interest payable at LIBOR plus 2.25%. The proceeds were used to reduce amounts outstanding under the existing lines of credit. Also in January 2000, the Operating Partnership entered into interest rate swap agreements on notional amounts totaling $20.0 million at a cost of $162,000. The agreements mature in January 2002. The swap agreements have the effect of fixing the interest rate on the new $20.0 million loan at 8.75%.

7. DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

    In October 1998, the Operating Partnership entered into an interest rate swap agreement effective through October 2001 with a notional amount of $20 million that fixed the 30 day LIBOR index at 5.47%. The Operating Partnership terminated this agreement in June 1999. The Operating Partnership had a similar agreement with a notional amount of $10 million at a fixed 30 day LIBOR index of 5.99% that expired during 1998. The impact of these agreements had an insignificant effect on interest expense during 1999, 1998 and 1997.

    In anticipation of offering the senior, unsecured notes due 2004, the Operating Partnership entered into an interest rate protection agreement on October 3, 1997 which fixed the index on the 10 year US Treasury rate at 5.995% for 30 days on a notional amount of $70 million. The transaction settled on October 21, 1997, the trade date of the $75 million offering, and, as a result of an increase in the US Treasury rate, the Operating Partnership received proceeds of $714,000. Such amount is being amortized as a reduction to interest expense over the life of the notes. The overall effective interest rate on the notes, after giving consideration to these proceeds, is 7.75%.

    The carrying amount of cash equivalents approximates fair value due to the short-term maturities of these financial instruments. The fair value of long-term debt at December 31, 1999, which is estimated as the present value of future cash flows, discounted at interest rates available at the reporting date for new debt of similar type and remaining maturity, was approximately $324.4 million.

8. PARTNERSHIP EQUITY

    At December 31, 1999 and 1998, the ownership interests of the Operating Partnership consisted of the following:

                                                          1999         1998
                                                       ----------   ----------
Preferred units......................................      85,270       88,270
                                                       ----------   ----------
Partnership Units:
  General partner....................................     150,000    7,897,606
  Limited partners...................................  10,760,140    3,033,305
                                                       ----------   ----------
    Total............................................  10,910,140   10,930,911
                                                       ==========   ==========

    During 1997, the Company completed an additional public offering of 1,080,000 common shares at a price of $29.0625 per share, receiving net proceeds of approximately $29.2 million. The net proceeds, which were contributed to the Operating Partnership in exchange for 1,080,000 Units, were used to acquire, expand and develop factory outlet centers and for general corporate purposes.

    The Series A Cumulative Convertible Redeemable Preferred Shares (the "Preferred Shares") were sold to the public during 1993 in the form of Depositary Shares, each representing 1/10 of a Preferred Share. Proceeds from this offering, net of underwriters discount and estimated offering expenses, were contributed to the Operating Partnership in return for preferred partnership Units. The Preferred Shares have a liquidation preference equivalent to $25 per Depositary Share and dividends accumulate per Depositary Share equal to the greater of (i) $1.575 per year or (ii) the dividends on the common shares or portion thereof, into which a depositary share is convertible. The Preferred Shares rank senior to the common shares in respect of dividend and liquidation rights.

    The Preferred Shares are convertible at the option of the holder at any time into common shares at a rate equivalent to .901 common shares for each Depositary Share. Preferred partnership Units are automatically converted into limited partnership Units to the extent of any conversion of the Company's Series A Preferred Shares into the Company's common shares. At December 31, 1999, 768,269 common shares of the Company (and 768,269 Units of the Operating Partnership) were reserved for the conversion of Depositary Shares (and Preferred Units). The Preferred Shares and Depositary Shares may be redeemed at the option of the Company, in whole or in part, at a redemption price of $25 per Depositary Share, plus accrued and unpaid dividends.

    The Company's Board of Directors has authorized the repurchase of up to $6 million of the Company's common shares. Proceeds required to repurchase these common shares are funded by the Operating Partnership in exchange for an equivalent number of partnership units in the Operating Partnership. The timing and amount of purchases will be at the discretion of management. During 1999 and 1998, the Company purchased and retired 48,300 and 10,000 common shares at a price of $958,000 and $216,000, respectively. The amount authorized for future repurchases remaining at December 31, 1999 totaled $4.8 million.

9. EARNINGS PER UNIT

    A reconciliation of the numerators and denominators in computing earnings per share in accordance with Statement of Financial Accounting Standards
No. 128, Earnings per Share, for the years ended December 31, 1999, 1998 and 1997 is set forth as follows (in thousands, except per unit amounts):

                                 1999     1998     1997
                                -------  -------  -------
Numerator:
  Income before extraordinary
    item......................  $21,211  $16,103  $17,583
  Less applicable preferred
    unit distributions........   (1,917)  (1,911)  (1,808)
                                -------  -------  -------
  Income available to the
    general and limited
    partners--numerator for
    basic and diluted earnings
    per unit..................  $19,294  $14,192  $15,775
                                =======  =======  =======
Denominator:
  Basic weighted average
    partnership units.........   10,894   10,919   10,061
  Effect of outstanding unit
    options...................       10      121      110
                                -------  -------  -------
  Diluted weighted average
    partnership units.........   10,904   11,040   10,171
                                =======  =======  =======
Basic earnings per unit before
  extraordinary item..........  $  1.77  $  1.30  $  1.57
                                =======  =======  =======
Diluted earnings per unit
  before extaordinary item....  $  1.77  $  1.28  $  1.55
                                =======  =======  =======

    Options to purchase units excluded from the computation of diluted earnings per unit during 1999 and 1998 because the exercise price was greater than the average market price of the Company's common shares totaled 651,418 and 244,775 units. During 1997, all options had exercise prices less than the average market price. The assumed conversion of the preferred units as of the beginning of each year would have been anti-dilutive.

10. EMPLOYEE BENEFIT PLANS

    The Company has a non-qualified and incentive share option plan ("The Share Option Plan") and the Operating Partnership has a non-qualified Unit option plan ("The Unit Option Plan"). Units received upon exercise of Unit options are exchangeable for common shares of the Company. The Operating Partnership accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized.

    Had compensation cost for these plans been determined for options granted since January 1, 1995 consistent with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), the Operating Partnership's net income and earnings per unit would have been reduced to the following pro forma amounts (in thousands, except per unit amounts):

                                                                1999       1998       1997
                                                              --------   --------   --------
Net income: As reported.....................................  $20,866    $15,643    $17,583
          Pro forma.........................................  $20,599    $15,409    $17,403

Basic EPS: As reported......................................  $  1.74    $  1.26    $  1.57
          Pro forma.........................................  $  1.71    $  1.24    $  1.55

Diluted EPS: As reported....................................  $  1.74    $  1.24    $  1.55
           Pro forma........................................  $  1.71    $  1.23    $  1.54

    Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999 and 1998, respectively: expected distribution yields of 10%; expected lives ranging from 5 years to 7 years; expected volatility 20%; and risk-free interest rates ranging from 4.72% to 5.50%.

    The Company and the Operating Partnership may issue up to a combined 1,750,000 shares and units under The Share Option Plan and The Unit Option Plan. The Company and the Operating Partnership have granted 1,343,070 options, net of options forfeited, through December 31, 1999. Under both plans, the option exercise price is determined by the Share and Unit Option Committee of the Board of Directors. Non-qualified share and Unit options granted expire 10 years from the date of grant and are exercisable in five equal installments commencing one year from the date of grant.

    Options outstanding at December 31, 1999 have exercise prices between $22.125 and $30.50, with a weighted average exercise price of $24.55 and a weighted average remaining contractual life of 6.2 years.

    Unamortized share compensation, which relates to options that were granted at an exercise price below the fair market value at the time of grant, was fully amortized in 1998. Compensation expense recognized during 1998 and 1997 was $195,000, and $338,000, respectively.

    A summary of the status of the Operating Partnership's plan at December 31, 1999, 1998 and 1997 and changes during the years then ended is presented in the table and narrative below:

                                                            1999                 1998                 1997
                                                     -------------------  -------------------  -------------------
                                                                WTD AVG              WTD AVG              WTD AVG
                                                       UNITS    EX PRICE    UNITS    EX PRICE    UNITS    EX PRICE
                                                     ---------  --------  ---------  --------  ---------  --------
Outstanding at beginning of year...................  1,030,660   $25.16     847,230   $23.67    888,950    $23.69
Granted............................................    226,800    22.13     262,600    30.15         --        --
Exercised..........................................       (500)    23.80    (28,280)   23.94    (29,700)    23.68
Forfeited..........................................    (29,470)   26.94     (50,890)   26.94    (12,020)    24.41
                                                     ---------   ------   ---------   ------    -------    ------
Outstanding at end of year.........................  1,227,490   $24.55   1,030,660   $25.16    847,230    $23.67
                                                     ---------   ------   ---------   ------    -------    ------
Exercisable at end of year.........................    718,630   $23.97     592,320   $23.41    456,350    $23.37
Weighted average fair value of options granted.....  $    1.05            $    1.60                  --

    The Operating Partnership has a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Code (the "401(k) Plan"), which covers substantially all officers and employees of the Operating Partnership. The 401(k) Plan permits employees of the Operating Partnership, in accordance with the provisions of Section 401(k) of the Code, to defer up to 20% of their eligible compensation on a pre-tax basis subject to certain maximum amounts. Employee contributions are fully vested and are matched by the Operating Partnership at a rate of compensation deferred to be determined annually at the Operating Partnership's discretion. The matching contribution is subject to vesting under a schedule providing for 20% annual vesting starting with the third year of employment and 100% vesting after seven years of employment. The employer matching contribution expense for the years 1999, 1998 and 1997 was immaterial.

11. SUPPLEMENTARY INCOME STATEMENT INFORMATION

    The following amounts are included in property operating expenses for the years ended December 31, 1999, 1998 and 1997 (in thousands):

                                                     1999       1998       1997
                                                   --------   --------   --------
Advertising and promotion........................  $ 8,579    $ 9,069    $ 8,452
Common area maintenance..........................   12,296     11,929     11,113
Real estate taxes................................    7,396      6,202      5,004
Other operating expenses.........................    2,314      1,906      1,700
                                                   -------    -------    -------
                                                   $30,585    $29,106    $26,269
                                                   =======    =======    =======

12. LEASE AGREEMENTS

    The Operating Partnership is the lessor of a total of 1,310 stores in 31 factory outlet centers, under operating leases with initial terms that expire from 2000 to 2017. Most leases are renewable for five years at the lessee's option. Future minimum lease receipts under noncancellable operating leases as of December 31, 1999 are as follows (in thousands):

2000.......................................................            $ 63,730
2001.......................................................              56,549
2002.......................................................              46,886
2003.......................................................              32,125
2004.......................................................              20,449
Thereafter.................................................              44,106
                                                                       --------
                                                                       $263,845
                                                                       ========

13. COMMITMENTS AND CONTINGENCIES

    At December 31, 1999, commitments for construction of new developments and additions to existing properties amounted to $3.0 million. Commitments for construction represent only those costs contractually required to be paid by the Operating Partnership.

    The Operating Partnership purchased the rights to lease land on which two of the outlet centers are situated for $1,520,000. These leasehold rights are being amortized on a straight-line basis over 30 and 40 year periods. Accumulated amortization was $566,000 and $517,000 at December 31, 1999 and 1998, respectively.

    The Operating Partnership's noncancellable operating leases, with initial terms in excess of one year, have terms that expire from 2000 to 2085. Annual rental payments for these leases aggregated $1,481,000, 1,090,000, and $778,000, for the years ended December 31, 1999, 1998 and 1997, respectively. Minimum lease payments for the next five years and thereafter are as follows (in thousands):

2000........................................................            $ 1,821
2001........................................................              1,759
2002........................................................              1,705
2003........................................................              1,550
2004........................................................              1,507
Thereafter..................................................             55,164
                                                                        -------
                                                                        $63,506
                                                                        =======

    The Operating Partnership is also subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. In management's opinion, the ultimate resolution of these matters will have no material effect on the Operating Partnership's results of operations or financial condition.

14. ACQUISITIONS

    During 1998, the Operating Partnership completed the acquisitions of two factory outlet centers containing approximately 359,000 square feet of gross leasable area for purchase prices that aggregated $44.7 million. The acquisitions were accounted for using the purchase method whereby the purchase price was allocated to assets acquired based on their fair values. The results of operations of the acquired properties have been included in the results of operations since the applicable acquisition date.

    The pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the acquisitions occurred at the beginning of each period presented, nor does it purport to represent the results of operations for future periods. The following unaudited summarized pro forma results of operations reflect adjustments to present the historical information as if all of the acquisitions had occurred as of January 1, 1998 (unaudited and in thousands, except per unit data).

                                                                1998
                                                              --------
Total revenues..............................................  $100,840
Income before extraordinary item............................    16,366
Net income..................................................    15,906
Basic net income per unit:
  Income before extraordinary item..........................      1.32
  Net income................................................      1.28
Diluted net income per unit:
  Income before extraordinary item..........................      1.31
  Net income................................................      1.27

                       REPORT OF INDEPENDENT ACCOUNTANTS

    Our report on the financial statements of Tanger Properties Limited Partnership is included on page F-1 of this Form 10-K. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index on page 26 of this Form 10-K.

    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          PricewaterhouseCoopers LLP

Greensboro, North Carolina
January 26, 2000

                     TANGER PROPERTIES LIMITED PARTNERSHIP
                                  SCHEDULE III
                    REAL ESTATE AND ACCUMULATED DEPRECIATION
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                                      COSTS CAPITALIZED
                                                                                        SUBSEQUENT TO
                                                              INITIAL COST               ACQUISITION
                                                               TO COMPANY              (IMPROVEMENTS)
              DESCRIPTION                                -----------------------   -----------------------
---------------------------------------                              BUILDINGS,                BUILDINGS,
OUTLET CENTER                                                       IMPROVEMENTS              IMPROVEMENTS
     NAME               LOCATION          ENCUMBRANCES     LAND      & FIXTURES      LAND      & FIXTURES      LAND
--------------   ----------------------   ------------   --------   ------------   --------   ------------   --------
Barstow          Barstow, CA                $    --      $ 3,941      $ 12,533      $   --      $  1,110     $ 3,941
Blowing Rock     Blowing Rock, NC                --        1,963         9,424          --         2,032       1,963
Boaz             Boaz, AL                        --          616         2,195          --         1,673         616
Bourne           Bourne, MA                      --          899         1,361          --           255         899
Branch           North Branch, MN                --          304         5,644         249         2,514         553
Branson          Branson, MO                     --        4,557        25,040          --         6,146       4,557
Casa Grande      Casa Grande, AZ                 --          753         9,091          --         1,233         753
Clover           North Conway, NH                --          393           672          --           246         393
Commerce I       Commerce, GA                 9,460          755         3,511         492         8,318       1,247
Commerce II      Commerce, GA                    --        1,262        14,046         541        16,986       1,803
Dalton           Dalton, GA                  11,658        1,641        15,596          --            54       1,641
Ft. Lauderdale   Ft. Lauderdale, FL                        9,412         6,986          --            --       9,412
Gonzales         Gonzales, LA                    --          947        15,895          17         3,908         964
Kittery-I        Kittery, ME                  6,634        1,242         2,961         229         1,288       1,471
Kittery-II       Kittery, ME                     --          921         1,835         529           236       1,450
Lancaster        Lancaster, PA               15,351        3,691        19,907          --         6,341       3,691
Lawrence         Lawrence, KS                    --        1,013         5,542         429           865       1,442
LL Bean          North Conway, NH                --        1,894         3,351          --         1,026       1,894
Locust Grove     Locust Grove, GA                --        2,558        11,801          --         7,304       2,558
Martinsburg      Martinsburg, WV                 --          800         2,812          --         1,256         800
McMinnville      McMinnville, OR                 --        1,071         8,162           6           748       1,077
Nags Head        Nags Head, NC                   --        1,853         6,679          --         1,016       1,853
Pigeon Forge     Pigeon Forge, TN                --          299         2,508          --         1,639         299
Riverhead        Riverhead, NY                   --           --        36,374       6,152        66,736       6,152
San Marcos       San Marcos, TX              19,802        1,895         9,440          17        11,006       1,912
Sanibel          Sanibel, FL                     --        4,916        23,196          --         2,121       4,916
Sevierville      Sevierville, TN                 --           --        18,495          --        22,242          --
Seymour          Seymour, IN                     --        1,671        13,249          --           693       1,671
Stroud           Stroud, OK                      --          446         2,242          --            --         446
Terrell          Terrell, TX                     --          778        13,432          --         4,387         778
West Branch      West Branch, MI              7,401          350         3,428         121         4,382         471
Williamsburg     Williamsburg, IA            20,346          706         6,781         716        11,221       1,422
                                            -------      -------      --------      ------      --------     -------
                                            $90,652      $53,547      $314,189      $9,498      $188,982     $63,045
                                            =======      =======      ========      ======      ========     =======

                     GROSS AMOUNT
                      CARRIED AT
                    CLOSE OF PERIOD
                      12/31/99(1)
                -----------------------
--------------   BUILDINGS,
OUTLET CENTER   IMPROVEMENTS
     NAME        & FIXTURES     TOTAL
--------------  ------------   --------
Barstow           $ 13,643     $ 17,584
Blowing Rock        11,456       13,419
Boaz                 3,868        4,484
Bourne               1,616        2,515
Branch               8,158        8,711
Branson             31,186       35,743
Casa Grande         10,324       11,077
Clover                 918        1,311
Commerce I          11,829       13,076
Commerce II         31,032       32,835
Dalton              15,650       17,291
Ft. Lauderdale       6,986       16,398
Gonzales            19,803       20,767
Kittery-I            4,249        5,720
Kittery-II           2,071        3,521
Lancaster           26,248       29,939
Lawrence             6,407        7,849
LL Bean              4,377        6,271
Locust Grove        19,105       21,663
Martinsburg          4,068        4,868
McMinnville          8,910        9,987
Nags Head            7,695        9,548
Pigeon Forge         4,147        4,446
Riverhead          103,110      109,262
San Marcos          20,446       22,358
Sanibel             25,317       30,233
Sevierville         40,737       40,737
Seymour             13,942       15,613
Stroud               2,242        2,688
Terrell             17,819       18,597
West Branch          7,810        8,281
Williamsburg        18,002       19,424
                  --------     --------
                  $503,171     $566,216
                  ========     ========

                     TANGER PROPERTIES LIMITED PARTNERSHIP
                                  SCHEDULE III
                    REAL ESTATE AND ACCUMULATED DEPRECIATION
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                                        LIFE USED TO
                                                                                          COMPUTE
                                                                                        DEPRECIATION
                     OUTLET CENTER                        ACCUMULATED      DATE OF       IN INCOME
                          NAME                            DEPRECIATION   CONSTRUCTION    STATEMENT
--------------------------------------------------------  ------------   ------------   ------------
Barstow.................................................    $  3,647           1995          (2)
Blowing Rock............................................         786           1997(3)       (2)
Boaz....................................................       1,600           1988          (2)
Bourne..................................................         757           1989          (2)
Branch..................................................       2,966           1992          (2)
Branson.................................................       7,739           1994          (2)
Casa Grande.............................................       4,133           1992          (2)
Clover..................................................         419           1987          (2)
Commerce I..............................................       3,923           1989          (2)
Commerce II.............................................       4,454           1995          (2)
Dalton..................................................         930           1998(3)       (2)
Ft. Lauderdale..........................................          44           1999(3)       (2)
Gonzales................................................       6,578           1992          (2)
Kittery-I...............................................       2,175           1986          (2)
Kittery-II..............................................         923           1989          (2)
Lancaster...............................................       5,913           1994(3)       (2)
Lawrence................................................       1,839           1993          (2)
LL Bean.................................................       1,786           1988          (2)
Locust Grove............................................       4,547           1994          (2)
Martinsburg.............................................       1,876           1987          (2)
McMinnville.............................................       3,021           1993          (2)
Nags Head...............................................         685           1997(3)       (2)
Pigeon Forge............................................       1,754           1988          (2)
Riverhead...............................................      14,376           1993          (2)
San Marcos..............................................       4,984           1993          (2)
Sanibel.................................................       1,112           1998(3)       (2)
Sevierville.............................................       2,878           1997(3)       (2)
Seymour.................................................       3,920           1994          (2)
Stroud..................................................         948           1992          (2)
Terrell.................................................       4,738           1994          (2)
West Branch.............................................       2,672           1991          (2)
Williamsburg............................................       6,568           1991          (2)
                                                            --------        -------          --
                                                            $104,511
                                                            ========

------------------------

(1) Aggregate cost for federal income tax purposes is approximately $559,611,000

(2) The Operating Partnership generally uses estimated lives ranging from 25 to 33 years for buildings and 15 years for land improvements. Tenant finishing allowances are depreciated over the initial lease term.

(3) Represents year acquired

                     TANGER PROPERTIES LIMITED PARTNERSHIP
                                  SCHEDULE III
                    REAL ESTATE AND ACCUMULATED DEPRECIATION
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

    The changes in total real estate for the three years ended December 31, 1999 are as follows:

                                                                1999       1998       1997
                                                              --------   --------   --------
Balance, beginning of year..................................  $529,247   $454,708   $358,361
Acquisition of real estate..................................    15,500     44,650     37,500
Improvements................................................    31,343     31,599     59,519
Dispositions and other......................................    (9,874)    (1,710)      (672)
                                                              --------   --------   --------
Balance, end of year........................................  $566,216   $529,247   $454,708
                                                              ========   ========   ========

    The changes in accumulated depreciation for the three years ended December 31, 1999 are as follows:

                                                                1999       1998       1997
                                                              --------   --------   --------
Balance, beginning of year..................................  $ 84,685   $64,177    $46,907
Depreciation for the period.................................    23,095    20,873     17,327
Dispositions and other......................................    (3,269)     (365)       (57)
                                                              --------   -------    -------
Balance, end of year........................................  $104,511   $84,685    $64,177
                                                              ========   =======    =======

PROSPECTUS

                                  $100,000,000
                      TANGER FACTORY OUTLET CENTERS, INC.
  PREFERRED SHARES, DEPOSITARY SHARES, COMMON SHARES AND COMMON SHARE WARRANTS
                                  $100,000,000
                     TANGER PROPERTIES LIMITED PARTNERSHIP
                                DEBT SECURITIES

    Tanger Factory Outlet Centers, Inc., may from time to time offer:

    (1) our preferred shares, par value $.01 per share;

    (2) our preferred shares represented by depositary shares;

    (3) our common shares, par value $.01 per share; or

    (4) warrants to purchase our common shares, with an aggregate public offering price of up to $100,000,000 on terms to be determined at the time of the offering.

    Tanger Factory Outlet Centers, Inc is referred to in this prospectus as the Company and Tanger Properties Limited Partnership referred to in this prospectus as the Operating Partnership. The Operating Partnership may from time to time offer in one or more series its unsecured debt securities, which may either be senior or subordinated with an aggregate public offering price of up to $100,000,000 on terms to be determined at the time of the offering.

    The preferred shares, depositary shares, common shares, warrants to purchase our common shares and debt securities may be offered, separately or together, in separate series, in amounts, at prices and on terms that will be set forth in one or more prospectus supplements to this prospectus. If any debt securities issued by the Operating Partnership are rated below investment grade at the time of issuance, then the Company will unconditionally guarantee the payment of principal and a premium, if any, and interest on the debt securities so rated, to the extent and on the terms described herein and in any accompanying prospectus supplement to this prospectus. We may also guarantee debt securities rated investment grade to the extent and on the terms described herein and in the accompanying prospectus supplement.

    The specific terms of the securities offered by this prospectus will be set forth in each prospectus supplement and will include, where applicable:

    -- in the case of our preferred shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, exchange, voting and other rights, and any initial public offering price;

    -- in the case of our depositary shares, the fractional share of preferred shares represented by each such depositary share;

    -- in the case of our common shares, any initial public offering price;

    -- in the case of the warrants to purchase our common shares, the duration, offering price, exercise price and detachability;

    -- in the case of debt securities, the specific title, rank, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or book-entry), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the holder, terms for sinking fund payments, applicability and terms of any guarantee, and any initial public offering price; and

    -- in addition, the specific terms may include limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a real estate investment trust ("REIT") for federal income tax purposes.

    Each prospectus supplement will also contain information, where applicable, about United States federal income tax considerations, and any exchange listing of, the securities covered by the prospectus supplement.

    See "Risk Factors" beginning on page 4 of this Prospectus for a description of certain factors that should be considered by purchasers of our securities.

    Our common shares are traded on the New York Stock Exchange under the symbol "SKT." On January 31, 2001, the last reported sale price of our common shares was $22.20 per share.

    Our securities may be offered directly, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of our securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. None of our securities may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of those securities.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The date of this prospectus is January 31, 2001.

                                   PROSPECTUS

                                                                PAGE
                                                                ----

The Company and the Operating Partnership...................       3
Risk Factors................................................       4
Use of Proceeds.............................................       6
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Share Dividends...............       6
Where You Can Find More Information.........................       7
Forward-Looking Statements..................................       8
Description of Debt Securities..............................       8
Description of Common Shares................................      26
Description of Common Share Warrants........................      28
Description of Preferred Shares.............................      29
Description of Depositary Shares............................      39
Material Federal Income Tax Considerations to Tanger Factory
  Outlet Centers, Inc.......................................      43
Tax Aspects of the Operating Partnership....................      50
Plan of Distribution........................................      52
Experts.....................................................      53
Legal Matters...............................................      53

                   THE COMPANY AND THE OPERATING PARTNERSHIP

    We are one of the largest owners and operators of factory outlet centers in the United States. We are organized to operate as an equity real estate investment trust, or REIT. We are a fully-integrated, self-administered and self-managed real estate company that focuses exclusively on developing, acquiring, owning and operating factory outlet centers. We provide all development, leasing and management services for our centers. As of December 31, 2000, we owned and operated 29 centers with a total gross leasable area, or GLA, of approximately 5.2 million square feet. These centers were 96% occupied, contained approximately 1,100 stores and represented over 250 store brands as of such date.

    The Company's wholly owned subsidiary, Tanger GP Trust, serves as the general partner of the Operating Partnership. The factory outlet centers and other assets of the Company's business are owned by, and all of its operations, are conducted by the Operating Partnership. Accordingly, the descriptions of the business, employees and properties of the Company are also descriptions of the business, employees and properties of the Operating Partnership.

ORGANIZATIONAL CHART

                                     [LOGO]

    In order to maintain our qualification as a REIT for federal income tax purposes, we are required to distribute at least 90% of our taxable income each year.

    The Company and the Operating Partnership are organized under the laws of the state of North Carolina and maintain their principal executive offices at 3200 Northline Avenue, Suite 360, Greensboro, North Carolina 27408.

                                  RISK FACTORS

    You should carefully consider the following risk factors and other information in this prospectus and the related prospectus supplement before deciding to buy our securities:

    WE FACE COMPETITION FROM SEVERAL REAL ESTATE COMPANIES.

    Numerous developers and real estate companies are engaged in the development or ownership of manufacturers' outlet centers and other commercial properties and compete with us in seeking tenants for outlet centers. This results in competition for the acquisition of prime properties and for tenants who will lease space in our existing and subsequently acquired outlet centers.

    THE MANUFACTURER'S OUTLET CENTER INDUSTRY HAS A RELATIVELY SHORT OPERATING HISTORY, THEREFORE PAST PERFORMANCE MAY NOT BE INDICATIVE OF OUR FUTURE PERFORMANCE.

    Although the manufacturers' outlet center industry has grown over the last several years, the industry represents a relatively new segment of the retailing industry and, therefore, the long-term performance of these centers may not be comparable to, and cash flows may not be as predictable as, traditional retail malls.

    THE ECONOMIC PERFORMANCE AND THE VALUE OF OUR MANUFACTURER'S OUTLET CENTERS ARE DEPENDENT ON SEVERAL MARKET FACTORS.

    Real property investments are subject to varying degrees of risk. The economic performance and values of real estate may be affected by many factors, including changes in the national, regional and local economic climate, local conditions such as an oversupply of space or a reduction in demand for real estate in the area, the attractiveness of the properties to tenants, competition from other available space, the ability of the owner to provide adequate maintenance and insurance and increased operating costs.

    WE MAY BE UNABLE TO SUCCESSFULLY BID FOR AND DEVELOP ECONOMICALLY ATTRACTIVE MANUFACTURER'S OUTLET CENTERS.

    We intend to actively pursue manufacturers' outlet center development projects, including the expansion of existing centers. These projects generally require expenditure of capital on projects that may not be completed as well as various forms of government and other approvals. We cannot be assured that we will be able to get financing on acceptable terms or be able to get the necessary approvals.

    OUR EARNINGS AND THEREFORE OUR PROFITABILITY IS ENTIRELY DEPENDENT ON RENTAL INCOME FROM REAL PROPERTY.

    Substantially all of our income is derived from rental income from real property. Our income and funds for distribution would be adversely affected if a significant number of our tenants were unable to meet their obligations to us or if we were unable to lease a significant amount of space in our centers on economically favorable lease terms. In addition, the terms of manufacturers' outlet store tenant leases traditionally have been significantly shorter than in traditional segments of retailing. There can be no assurance that any tenant whose lease expires in the future will renew such lease or that we will be able to re-lease space on economically favorable terms.

    WE ARE SUBSTANTIALLY DEPENDENT ON THE SUCCESS OF OUR RETAILERS TO GENERATE SALES.

    Our operations are necessarily subject to the changes in operations of our retail tenants. A portion of our rental revenues are derived from percentage rents that directly depend on the sales volume of certain tenants. In addition, in recent years, a number of retailers have experienced financial difficulties. The bankruptcy of a major tenant or number of tenants may have a material adverse effect on our results of operations.

    WE MAY BE SUBJECT TO ENVIRONMENTAL REGULATION.

    Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property and may be responsible for paying for the disposal or treatment of hazardous or toxic substances released on or in our property or disposed of by us, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). This liability may be imposed whether or not we knew about, or were responsible for, the presence of hazardous or toxic substances.

    WE ARE REQUIRED BY LAW TO MAKE DISTRIBUTIONS TO OUR SHAREHOLDERS.

    To obtain the favorable tax treatment associated with our REIT status, generally, we will be required to distribute to our common and preferred shareholders at least 90% of our net taxable income each year. We depend upon distributions or other payments from the Operating Partnership to make distributions to our common and preferred shareholders.

    OUR FAILURE TO QUALIFY AS A REIT COULD SUBJECT OUR EARNINGS TO CORPORATE LEVEL TAXATION.

    We believe that we have operated and intend to operate in a manner so as to permit us to qualify as a REIT under the Internal Revenue Code of 1986, as amended. However, no assurance can be given that we have qualified or will remain qualified as a REIT. If in any taxable year we were to fail to qualify as a REIT, we would not be allowed a deduction for distributions to shareholders in computing taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Such a failure to qualify for taxation as a REIT is likely to have an adverse effect on the market value and marketability of our securities.

    WE DEPEND ON DISTRIBUTIONS FROM OUR OPERATING PARTNERSHIP TO MEET OUR FINANCIAL OBLIGATIONS, INCLUDING GUARANTEE OBLIGATIONS.

    Our operations are conducted by the operating partnership, and our only asset is our interests in the Operating Partnership. As a result, we depend upon distributions or other payments from the Operating Partnership in order to meet our financial obligations, including our obligations under any guarantees or to pay dividends to our common and preferred shareholders. Any guarantee will be effectively subordinated to existing and future liabilities of the Operating Partnership. At September 30, 2000, the Operating Partnership had
$337.0 million of indebtedness outstanding, of which $135.8 million was secured debt. The Operating Partnership is a party to loan agreements with various bank lenders which requires the Operating Partnership to comply with various financial and other covenants before it may make distributions to us. Although the Operating Partnership presently is in compliance with such covenants, there is no assurance that it will continue to be in compliance and that it will be able to continue to make distributions to us.

                                USE OF PROCEEDS

    We intend to contribute all of the proceeds from the sale of securities of the Company to the Operating Partnership. Unless otherwise described in the applicable prospectus supplement, the Operating Partnership intends to use the net proceeds from the sale of our securities for general purposes, which may include the development or the acquisition of additional portfolio properties as suitable opportunities arise, the expansion and improvement of certain centers in the Operating Partnership's portfolio, and the repayment of certain secured or unsecured indebtedness outstanding at such time.

 RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED SHARE DIVIDENDS

    The following table set forth ratios of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends for the periods shown. The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of net income before income before gain or (loss) on sale of real estate, minority interest and extraordinary items plus fixed charges. Fixed charges consist of interest costs (including capitalized interest), amortization of debt issuance costs and that portion of rental expense estimated to be attributed to interest.

                       RATIO OF EARNINGS TO FIXED CHARGES

       NINE MONTHS ENDED
         SEPTEMBER 30,                           YEARS ENDED DECEMBER 31,
--------------------------------   ----------------------------------------------------
        2000              1999       1999       1998       1997       1996       1995
---------------------   --------   --------   --------   --------   --------   --------
1.46                      1.58       1.61       1.62       1.82       1.98       2.22

           RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
                                SHARE DIVIDENDS

       NINE MONTHS ENDED
         SEPTEMBER 30,                           YEARS ENDED DECEMBER 31,
--------------------------------   ----------------------------------------------------
        2000              1999       1999       1998       1997       1996       1995
---------------------   --------   --------   --------   --------   --------   --------
1.37                      1.47       1.50       1.50       1.66       1.71       1.79

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 (Reg. No. 333-39365/333-39365-01) with respect to the securities we are offering. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference rooms in Washington, D.C.; New York, New York; and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms.

    SEC rules allow us to include some of the information required to be in the registration statement by incorporating that information by reference to documents we file with them. That means we can disclose important information to you by referring you those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information in such documents that is deemed not to be filed) until we sell all of the securities covered by this prospectus:

    - Annual Report on Form 10-K for the year ended December 31, 1999;

    - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

    - Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

    - Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

    - Current Reports on Form 8-K, filed on January 29, 2001 and January 31, 2001; and

    - Proxy Statement on Schedule 14A, dated May 16, 2000.

You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

           Tanger Factory Outlet Centers, Inc.
           Attention: Investor Relations
           3200 Northline Avenue, Suite 360
           Greensboro, NC 27408
           (336) 292-3010

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Company and the Operating Partnership, including, among other things:

       -- our anticipated growth strategies;

       -- our intention to acquire additional properties;

       -- anticipated trends in our business, including trends in the market for long-term net leases of freestanding, multiple tenant manufacturer's outlet center properties;

       -- future expenditures for development projections; and

       -- availability of capital to finance our business.

    Additional factors that may cause risks, uncertainties and assumptions include those discussed in the section entitled "Business" in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "Annual Report"), including the subheadings entitled "The Company's Factory Outlet Center," "The Factory Outlet Concept," "Business and Operating Strategy," "Capital Strategy," "Competition" and "Recent Developments," and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

    You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since those dates.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

    The following description of the terms of the debt securities sets forth certain general terms and provisions of our debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered, the extent, if any, to which such general provisions may apply to our debt securities and any modifications of or additions to the general terms of the debt securities applicable in the case of the debt securities will be described in the prospectus supplement relating to such debt securities.

    Our senior debt securities will be issued under an indenture, dated as of March 1, 1996 between the Operating Partnership, the Company and State Street Bank and Trust Company, as trustee and the subordinated debt securities are to be issued under an indenture to be dated as of a date on or prior to the first issuance of subordinated debt securities, as supplemented from time to time between the Operating Partnership, the Company and State Street Bank and Trust Company, as trustee. The senior indenture was filed as an exhibit to our Current Report on Form 8-K dated January 31, 2001 and the form of the subordinated indenture was filed as an exhibit to the Registration Statement of which this prospectus is a part and are available for inspection at the corporate trust office of the trustee at 61 Broadway, 15th Floor, New York, New York 10006 or as described above under "Where You Can Find More Information."

    The indentures are subject to, and governed by, the Trust Indenture Act of 1939, as amended, or the TIA. The statements made hereunder relating to the indentures and the debt securities to be issued thereunder are summaries of certain provisions of those agreements and are not complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and such debt securities.

    Our debt securities will be direct, unsecured obligations of the Operating Partnership. The indebtedness represented by the senior debt securities will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. The indebtedness represented by the subordinated debt securities will be subordinated in right of payment to the prior payment in full of all senior indebtedness of the Operating Partnership (including the senior debt securities) as described under "Subordination" below. The indentures provide that our debt securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the general partner of the Operating Partnership or as established in one or more indentures supplemental to the indenture. All debt securities of one series need not be issued at the same time and may vary as to interest rate or formula, maturity and other provisions and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of such series.

    If any of the debt securities are rated below investment grade by any nationally recognized statistical rating organization at the time of issuance, such debt securities will be unconditionally guaranteed by Tanger Factory Outlet Centers Inc. as to payment of principal, premium, if any, and interest in respect thereof.

    The indentures provide or will provide that we may, but need not, designate more than one trustee for the indenture, each with respect to one or more series of our debt securities. Any trustee under an indenture may resign or be removed with respect to one or more series of our debt securities, and a successor trustee may be appointed to act with respect to that series. If two or more persons are acting as trustee to different series of our debt securities, each trustee shall be a trustee of a trust under the applicable indenture separate and apart from the trust administered by any other trustee and, except as otherwise indicated in this prospectus, any action taken by a trustee may be taken by that trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the applicable indenture.

    This summary sets forth certain general terms and provisions of the indentures, our debt securities and any guarantee. For a detailed description of a specific series of debt securities, you should consult the prospectus supplement for that series. The prospectus supplement may contain any of the following information where applicable:

    (1) the title of those debt securities;

    (2) the aggregate principal amount of those debt securities and any limit on the aggregate principal amount;

    (3) the percentage of the principal amount at which those debt securities will be issued and, if other than 100% of the principal amount thereof, the portion of the principal amount payable upon acceleration of the maturity;

    (4) the date or dates, or the method for determining the date or dates, on which the principal of (and premium, if any, on) those debt securities will be payable;

    (5) the rate or rates (which may be fixed or variable), or the method by which the rate or rates shall be determined, at which those debt securities will bear interest, if any;

    (6) the date or dates, or the method for determining the date or dates, from which any interest will accrue, the dates upon which that interest will be payable, the record dates for Payment of that interest, or the method by which any of those dates shall be determined, the persons to whom that interest shall be payable, and the basis upon which that interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    (7) the place or places where the principal of (and premium, if any) and interest, if any, on debt securities will be payable, where debt securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon the Operating Partnership or the Company, as applicable, relating to the debt securities, any applicable guarantees and the applicable Indenture may be served;

    (8) the date or dates on which, the period or periods within which, the price or prices at which and the terms and conditions upon which those debt securities may be redeemed, as a whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

    (9) the obligation, if any, of the Operating Partnership to redeem, repay or purchase those debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of those debt securities of the Operating Partnership to offer to redeem, repay or purchase those debt securities, and the date or dates on which, the period or periods within which, the price or prices at which and the terms and conditions upon which such those debt securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to this obligation;

   (10) if other than U.S. dollars, the currency or currencies in which those debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

   (11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on those debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be, based on one or more currencies, currency units or composite currencies) and the manner in which those amounts shall be determined;

   (12) any additions to, modifications of or deletions from the terms of the events of default or covenants with respect to those debt securities;

   (13) whether those debt securities will be issued in certificated or book-entry form or both, and, if so, the identity of the depositary and the terms of the depositary arrangement for those debt securities;

   (14) whether those debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000 and terms and conditions relating thereto;

   (15) with respect to those series of debt securities rated below investment grade at the time of issuance, the applicability and specific terms of the related guarantees;

   (16) if the defeasance and covenant defeasance provisions of the applicable indenture for those debt securities are to be inapplicable, or any modifications to such provisions;

   (17) whether and under what circumstances the Operating Partnership will pay additional amounts as contemplated in the applicable indenture on those debt securities in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such debt securities in lieu of making such payment;

   (18) if other than the trustee, the identity of each security registrar and/or paying agent; and

   (19) any other terms of those debt securities not inconsistent with the provisions of the applicable indenture.

    The debt securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof. Any material, special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.

    Except as described in "Merger, Consolidation or Sale" or as may be set forth in the applicable prospectus supplement, the indentures do not contain any provisions that would limit the ability of the Operating Partnership or the Company to incur indebtedness or that would afford holders of debt securities protection in the event of:

    (1) a highly leveraged or similar transaction involving the Operating Partnership, the management of the Operating Partnership or the Company, or any affiliate of any such party,

    (2) a change of control, or

    (3) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership or the Company that may adversely affect the holders of the debt securities.

    However, our organizational documents contain certain restrictions on ownership and transfers of our common shares and preferred shares that are designed to preserve our status as a REIT and may act to prevent or hinder a change of control. See "Description of Common Shares" and "Description of Preferred Shares." In addition, subject to the limitations set forth under "Merger, Consolidation or Sale," the Operating Partnership or the Company may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership or the Company, that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the debt securities.

    Reference is made to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants of the Company and the Operating Partnership that are described below, including any addition of a covenant or other provision providing event risk or similar protection. Reference is made to "Certain Covenants" below and to the description of any additional covenants with respect to a series of Debt Securities in the applicable prospectus supplement. Except as otherwise described in the applicable prospectus supplement, compliance with such covenants generally may not be waived with respect to a series of debt securities by the Board of Directors of the Company as sole shareholder of the general partner of the Operating Partnership or by the trustee unless the holders of at least a majority in principal amount of all outstanding debt securities of such series consent to such waiver, except to the extent that the defeasance and covenant defeasance provisions of the indenture described under "Discharge, Defeasance and Covenant Defeasance" below apply to such series of debt securities. See "Modification of the Indenture."

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

    Unless otherwise described in the applicable prospectus supplement, the debt securities of any series which are registered securities, other than registered securities issued in book-entry form (which may be in any denomination) will be issuable in denominations of $1,000 and integral multiples thereof, and the debt securities which are bearer securities, other than bearer securities issued in global form (which may be of any denomination), shall be issuable in denominations of $5,000.

    Unless otherwise specified in the applicable prospectus supplement, the principal of (and premium, if any) and interest on any series of debt securities will be payable at the corporate trust office of the applicable trustee PROVIDED that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the security register or by wire transfer of funds to such person at an account maintained within the United States.

    Any interest not punctually paid or duly provided for on any interest payment date with respect to a debt security will forthwith cease to be payable to the holder on the applicable record date and may either be paid to the person in whose name such debt security is registered at the close of business on a special record date for the payment of such defaulted interest to be fixed by the applicable trustee, notice whereof shall be given to the holder of such debt security not less than 10 days prior to such special record date, or may be paid at any time in any other lawful manner, all as more completely described in the indenture.

    Subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series will be exchangeable for other debt securities of the same series and rank and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such debt securities at the corporate trust office of the applicable trustee referred to above. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for registration of transfer thereof at the corporate trust office of the applicable trustee. Every debt security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities, but the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable prospectus supplement refers to any transfer agent (in addition to the applicable trustee) initially designated by the Operating Partnership with respect to any series of debt securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each place of payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of debt securities.

    Neither the Operating Partnership nor the applicable trustee shall be required to:

    (1) issue, register the transfer of or exchange any debt securities if such debt security may be among those selected for redemption during a period beginning at the opening of business 15 days before selection of the debt securities to be redeemed and ending at the close of business on the day of such selection;

    (2) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or

    (3) issue, register the transfer of or exchange any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid.

MERGER, CONSOLIDATION OR SALE

    Each Indenture provides that the Operating Partnership or the Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity PROVIDED that:

    (1) either the Operating Partnership or the Company, as the case may be, shall be the continuing entity, or the successor entity (if other than the Operating Partnership or the Company, as the case may be) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the debt securities issued under such indenture, in the case of any successor to the Operating Partnership, or any applicable guarantee, in the case of any successor to the Company and the due and punctual performance and observance of all of the covenants and conditions contained in such indenture and, as applicable, such debt securities or guarantees;

    (2) immediately after giving effect to such transaction no event of default, and no event which, after notice or the lapse of time, or both, would become such an event of default, under such indenture shall have occurred and be continuing; and

    (3) an officer's certificate and legal opinion covering such conditions shall be delivered to the applicable trustee.

CERTAIN COVENANTS

    LIMITATIONS ON INCURRENCE OF INDEBTEDNESS. The Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness (as defined below), other than Permitted Indebtedness (as defined below), if, immediately after giving effect to the incurrence of such additional Indebtedness, the aggregate principal amount of all outstanding Indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with U.S. generally accepted accounting principles, or GAAP, is greater than 60% of the sum of:

    (1) the Operating Partnership's Total Assets (as defined below) as of the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Indebtedness; and

    (2) any increase in the Total Assets since the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Indebtedness (such increase together with the Total Assets being referred to as the "Adjusted Total Assets").

    In addition to the other limitations on the incurrence of Indebtedness, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness if, for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred, the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) shall have been less than 2.0 to 1, on a pro forma basis after giving effect to the incurrence of such Indebtedness and to the application of the proceeds therefrom, and calculated on the assumption that:

    (1) such Indebtedness and any other Indebtedness incurred by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of such period;

    (2) the repayment or retirement of any other Indebtedness by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period);

    (3) any income earned as a result of any increase in Adjusted Total Assets since the end of such four-quarter period had been earned, on an annualized basis, during such period; and

    (4) in the case of an acquisition or disposition by the Operating Partnership or any Subsidiary or any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness had incurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

    In addition to the other limitations on the incurrence of Indebtedness, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Secured Indebtedness (as defined below), whether owned at the date of the indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such additional Secured Indebtedness, the aggregate principal amount of all outstanding Secured Indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis is greater than 40% of the Operating Partnership's Adjusted Total Assets.

    For purposes of this covenant, Indebtedness is deemed to be "incurred" by the Operating Partnership or its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof.

    RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS. The Operating Partnership will not make any distribution, by reduction of capital or otherwise (other than distributions payable in securities evidencing interests in the Operating Partnership's capital for the purpose of acquiring interests in real property or otherwise) unless, immediately after giving pro forma effect to such distribution:

    (a) no default under the Indenture or event of default under any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any Indebtedness of the Operating Partnership, the Company or any Subsidiary shall have occurred or be continuing and

    (b) the aggregate sum of all distributions made after the date of the Indenture shall not exceed the sum of

        (i) 95% of the aggregate cumulative Funds From Operations (as defined below) of the Operating Partnership accrued on a cumulative basis from the date of the Indenture until the end of the last fiscal quarter prior to the contemplated payment, and

        (ii) the aggregate Net Cash Proceeds (as defined below) received by the Operating Partnership after the date of the Indenture from the issuance and sale of Capital Stock (as defined below) of the Operating Partnership or the Company to the extent such proceeds are contributed to the Operating Partnership; PROVIDED, HOWEVER, that the foregoing limitation shall not apply to any distribution or other action which is necessary to maintain the Company's status as a REIT under the Code, if the aggregate principal amount of all outstanding Indebtedness of the Company and the Operating Partnership on a consolidated basis at such time is less than 60% of Adjusted Total Assets.

    Notwithstanding the foregoing, the Operating Partnership will not be prohibited from making the payment of any distribution within 30 days of the declaration thereof if at such date of declaration such payment would have complied with the provisions of the immediately preceding paragraph.

    EXISTENCE. Except as permitted under "Merger, Consolidation or Sale," each of the Company and the Operating Partnership will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; PROVIDED, HOWEVER, that neither the Company nor the Operating Partnership shall be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities.

    MAINTENANCE OF CENTERS. Each of the Company and the Operating Partnership will be required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company and the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; PROVIDED, HOWEVER, that the Operating Partnership, the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing for value their respective properties except as otherwise provided in "Merger, Consolidation or Sale."

    INSURANCE. The Company and the Operating Partnership will be required to, and will be required to cause each of its respective Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and having a rating of at least A:VIII in Best's Key Rating Guide.

    PAYMENT OF TAXES AND OTHER CLAIMS. Each of the Company and the Operating Partnership will be required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent,

    (1) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of it or any Subsidiary; and

    (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership, the Company or any Subsidiary; PROVIDED, HOWEVER, that neither the Company nor the Operating Partnership shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

    PROVISION OF FINANCIAL INFORMATION. Whether or not the Operating Partnership or the Company is subject to Section 13 or 15(d) of the Exchange Act and for so long as any debt securities are outstanding, the Company and the Operating Partnership will, to the extent permitted under the Exchange Act, be required to file with the Commission the annual reports, quarterly reports and other documents which the Company and the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or 15(d) of the Exchange Act (the "Financial Statements") if the Company and the Operating Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company and the Operating Partnership would have been required so to file such documents if the Company and the Operating Partnership were so subject.

    The Company and the Operating Partnership will also in any event (x) within 15 days of each Required Filing Date

    (1) transmit by mail to all Holders of debt securities, as their names and addresses appear in the Security Register, without cost to such Holders copies of the annual reports and quarterly reports which the Company and the Operating Partnership would have been required to file with the Commission pursuant to Sections 13 or 15(d) of the Exchange Act if the Company and the Operating Partnership were subject to such Sections, and

    (2) file with the applicable trustee, copies of the annual reports, quarterly reports and other documents which the Company and the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company and the Operating Partnership were subject to such Sections, and

(y) if filing such documents by the Company and the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder.

DEFINITIONS USED FOR THE DEBT SECURITIES

    As used herein,

    "ANNUAL SERVICE CHARGE" as of any date means the amount which is expensed or capitalized in the immediately preceding four fiscal quarter period for interest on Indebtedness, excluding amounts relating to the amortization of deferred financing costs.

    "CAPITAL STOCK" of any Person means any and all shares, interests, rights to purchase warrants, options, participations, rights in or other equivalents (however designated) of such Person's capital stock or other equity participations, including partnership interests, whether general or limited, in such Person, including any preferred stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock, whether now outstanding or hereafter issued.

    "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income of the Operating Partnership and its Subsidiaries

    (1) plus amounts which have been deducted for

       (a) interest on Indebtedness of the Operating Partnership and its Subsidiaries,

       (b) provision for taxes of the Operating Partnership and its Subsidiaries based on income,

       (c) amortization of debt discount,

       (d) depreciation and amortization,

       (e) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period,

       (f) amortization of deferred charges, and

       (g) provisions for or realized losses on properties,

    (2) less amounts which have been included for gains on properties.

    "CONSOLIDATED NET INCOME" for any period means the amount of consolidated net income (or loss) of the Operating Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

    "FUNDS FROM OPERATIONS," or FFO, means for any period the Consolidated Net Income of the Operating Partnership and its Subsidiaries for such period without giving effect to depreciation and amortization uniquely significant to real estate, gains or losses from extraordinary items, gains or losses on sales of real estate, gains or losses with respect to the disposition of investments in marketable securities and any provision/benefit for income taxes for such period, plus the allocable portion, based on the Operating Partnership's ownership interest, of funds from operations of unconsolidated joint ventures, all determined on a consistent basis.

    "INDEBTEDNESS" means any indebtedness, whether or not contingent, in respect of

    (1) borrowed money evidenced by bonds, notes, debentures or similar instruments,

    (2) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property,

    (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable; or

    (4) any lease of property as lessee which would be reflected on a consolidated balance sheet as a capitalized lease in accordance with GAAP, in the case of items of indebtedness under (1) through (3) above to the extent that any such items (other than letters of credit) would appear as a liability on a consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person.

    "NET CASH PROCEEDS" means the proceeds of any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to the Operating Partnership or any Subsidiary), net of attorney's fees, accountant's fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "PERMITTED INDEBTEDNESS" means Indebtedness of the Operating Partnership, the Company or any Subsidiary owing to any Subsidiary, the Company or the Operating Partnership pursuant to an intercompany note, PROVIDED that such Indebtedness is expressly subordinated in right of payment to the Securities; PROVIDED FURTHER that any disposition, pledge or transfer of such Indebtedness to a Person (other than the Operating Partnership or another Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the Operating Partnership, the Company or a Subsidiary, as the case may be, and not Permitted Indebtedness as defined herein.

    "SECURED INDEBTEDNESS" means any Indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or security interest of any kind upon any property of the Operating Partnership or any Subsidiary.

    "SUBSIDIARY" means any entity of which at the time of determination the Operating Partnership or one or more other Subsidiaries owns or controls, directly or indirectly, more than 50% of the shares of Voting Stock.

    "TOTAL ASSETS" as of any date means the sum of (1) Undepreciated Real Estate Assets and (2) all other assets of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with GAAP (but excluding intangibles and accounts receivables).

    "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

    "VOTING STOCK" means stock having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees (or persons performing similar functions), PROVIDED that stock that carries only the right to vote conditionally on the happening of an event shall not be considered Voting Stock.

ADDITIONAL COVENANTS

    Any additional or different covenants of the Company and the Operating Partnership with respect to any series of debt securities will be set forth in the prospectus supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    Under each indenture, an event of default with respect to any series of debt securities issuable thereunder means any one of the following events:

    (1) default for 30 days in the payment of any installment of interest on any debt security of any series when due and payable;

    (2) default in the payment of the principal of (or premium, if any, on) any debt security of such series at its maturity;

    (3) default in making any sinking fund payment as required for any debt security of such series;

    (4) default in the performance, or breach, of any covenant or warranty contained in the applicable indenture (other than a covenant added to the applicable indenture solely for the benefit of a series of debt securities issued thereunder other than that series), continued for 60 days after written notice as provided in the applicable indenture;

    (5) default in the payment of an aggregate principal amount exceeding $5,000,000 of any evidence of recourse indebtedness of the Operating Partnership or the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled;

    (6) failure of the Operating Partnership or the Company within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order in excess of $5,000,000 which is not stayed on appeal or contested in good faith,

    (7) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company, the Operating Partnership or any Significant Subsidiary (as defined in Regulation S-X promulgated under the Securities Act) or either of its property; and

    (8) any other event of default provided with respect to a particular series of debt securities of the Operating Partnership.

    If an event of default with respect to debt securities of any series at the time outstanding (other than one for certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee as described above, which event of default shall result in an automatic acceleration) occurs and is continuing, then the applicable trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all of the debt securities of that series to be due and payable immediately by written notice thereof to the Operating Partnership and the Company (if the debt securities are guaranteed by the Company) (and to the applicable trustee if given by the holders).

    However, at any time after the declaration of acceleration with respect to debt securities of a series (or of all debt securities then outstanding under the applicable indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority in principal amount of outstanding debt securities of that series (or of all debt securities then outstanding under such indenture, as the case may be) may rescind and annul such acceleration and its consequences if:

    (1) the Operating Partnership or the Company (if the debt securities are guaranteed by the Company) had paid or deposited with the applicable trustee all required payments of the principal of (and premium, if any) and interest on the debt securities of such series (or of all debt securities then outstanding under such indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable trustee and

    (2) all events of default, other than the non-payment of accelerated principal of (and premium, if any) and interest on the debt securities of such series (or of all debt securities then Outstanding under such Indenture, as the case may be) have been cured or waived as provided in such indenture.

    The indentures also provide or will provide that the holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then Outstanding under the applicable indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default:

    (1) in the payment of the principal of (or premium, if any) or interest on any debt security of such series, or

    (2) in respect of a covenant or provision contained in such indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected thereby.

    Each indenture requires or will require each trustee to give notice of a default under the indenture to all holders of debt securities within 90 days, unless the default shall have been cured or waived, subject to certain exceptions; PROVIDED, HOWEVER, that the trustee shall be protected in withholding notice to the holders of any series of debt securities of any default with respect to that series (except a default in the payment of the principal of (or premium, if any) or interest on any debt security of that series or in the payment of any sinking fund installment in respect of any debt security of that series) if specified responsible officers of the trustee consider withholding the notice to be in that holders' interest.

    Each indenture provides or will provide that no holders of debt securities of any series may institute any proceedings, judicial or otherwise, with respect to the indenture or for any remedy thereunder, except in the case of failure of the trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of that series, as well as an offer of indemnity reasonably satisfactory to it, and no direction inconsistent with the written request has been given to the trustee during the 60-day period by holders of a majority in principal amount of the outstanding debt securities of that series. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on those debt securities at the respective due dates thereof.

    Each indenture provides or will provide that, subject to provisions in the Trust Indenture Act of 1939 relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of any series of the debt securities then outstanding under the indenture, unless those holders shall have offered to the trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee; PROVIDED that the direction shall not conflict with any rule of law or the indenture, and PROVIDED FURTHER that the trustee may refuse to follow any direction that may involve the trustee in personal liability or that may be unduly prejudicial to the holders of debt securities of that series not joining in the direction to the trustee.

    Within 120 days after the close of each fiscal year, the Operating Partnership and, if applicable, the Guarantor must deliver to each trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

    Modifications and amendments of any indenture may be made only with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities of each series issued under the indenture affected by such modification or amendment; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each debt security affected thereby:

    (1) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any debt security;

    (2) reduce the principal amount of, or the rate (or manner of calculation of the rate) or amount of interest on, or any premium payable on redemption of, any debt security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon acceleration of the maturity thereof or would be provable in bankruptcy;

    (3) change the place of payment, or the coin or currency, for payment of principal of, or premium, if any, or interest on, any debt security;

    (4) impair the right to institute suit for the enforcement of any payment right with respect to any debt security;

    (5) change any redemption or repayment provisions applicable to any debt security;

    (6) reduce the above-stated percentage of outstanding debt securities of any series necessary to modify or amend the applicable indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in such indenture;

    (7) modify or affect in any manner adverse to the holders the terms and conditions of the obligations of the guarantor under the related guarantees in respect of the payment of principal (and premium, if any) and interest on any guaranteed securities;

    (8) make any change that adversely affects any right to exchange any debt security;

    (9) in the case of subordinated debt securities, modify any of the subordination provisions in a manner adverse to the holders thereof; or

    (10) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect the action or to provide that certain other provisions may not be modified or waived without the consent of the holder of each outstanding debt security.

    The holders of not less than a majority in principal amount of a series of outstanding debt securities have the right insofar as that series is concerned, to waive compliance by the Operating Partnership and, if applicable, the guarantor with certain covenants relating to that series of debt securities in the applicable indenture.

    Modifications and amendments of each indenture may be made by the Operating Partnership, the Company and the applicable trustee without the consent of any holder of debt securities for any of the following purposes:

    (1) to evidence the succession of another person to the Operating Partnership as obligor under the debt securities issuable under the applicable indenture or the Company as guarantor under the applicable guarantees;

    (2) to add to the covenants of the Operating Partnership or the Company for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon the Operating Partnership or the Company;

    (3) to add events of default for the benefit of the holders of all or any series of debt securities issuable under each indenture;

    (4) to add or change certain provisions of the applicable indenture relating to certain debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, PROVIDED that such action shall not adversely affect the interests of the holders of the debt securities of any series issuable under such indenture in any material respect;

    (5) to secure the debt securities;

    (6) to establish the form or terms of debt securities of any series;

    (7) to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under the applicable indenture by more than one trustee;

    (8) to cure any ambiguity, defect or inconsistency in the applicable indenture, PROVIDED that such action shall not adversely affect the interests of holders of debt securities of any series issuable under any indenture in any material respect;

    (9) to supplement any of the provisions of the applicable indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities, PROVIDED that this action shall not adversely affect the interests of the holders of the debt securities of any series issuable under such indenture in any material respect; or

    (10) to effect the assumption by the guarantor or a subsidiary thereof to the debt securities then outstanding under the applicable indenture.

    (11) to amend or supplement any provisions of the applicable indenture, PROVIDED that no such amendment or supplement shall materially adversely affect the interests of the holders of any debt securities then outstanding under any indenture;

    Each indenture provides or will provide that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of debt securities:

    (1) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof;

    (2) the principal amount of a debt security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such debt security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such debt security of the amount determined as provided above);

    (3) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of the indexed security at original issuance, unless otherwise provided with respect to the indexed security in the applicable Indenture; and

    (4) debt securities owned by the Operating Partnership, the Company or any other obligor upon the debt securities or any affiliate of the Operating Partnership, the Company or of such other obligor shall be disregarded.

    Each indenture contains or will contain provisions for convening meetings of the holders of debt securities of a series. A meeting may be called at any time by the applicable trustee, and also, upon request, by the Operating Partnership, the Company (in respect of a series of guaranteed securities) or request of the holders of at least 10% in principal amount of the outstanding debt securities of such series, in any such case upon notice given as provided in the indenture. Except for any consent or waiver that must be given by the holder of each debt security affected by the indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series; PROVIDED, HOWEVER, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the applicable indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series; PROVIDED, HOWEVER, that if any action is to be taken at a meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding or representing the specified percentage in principal amount of the outstanding debt securities of that series will constitute a quorum.

SUBORDINATION

    Upon any distribution of assets of the Operating Partnership upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest on subordinated debt securities is to be subordinated to the extent provided in the subordinated indenture in right of payment to the prior payment in full of all senior indebtedness, but the obligation of the Operating Partnership to make payment of the principal (and premium, if any) and interest on the subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), or interest, may be made on the subordinated debt securities at any time unless full payment of all amounts due in respect of the senior indebtedness has been made or duly provided for in money or money's worth.

    In the event that, notwithstanding the foregoing, any such payment by the Operating Partnership is received by the trustee or the holders of any of the subordinated debt securities before all senior indebtedness is paid in full, such payment or distribution shall be paid over to the holders of the senior indebtedness or any representative on their behalf for application to the payment of all of the senior indebtedness remaining unpaid until all of the senior indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the senior indebtedness.

    Subject to the payment in full of all senior indebtedness upon the payment or distribution of the Operating Partnership, the holders of the subordinated debt securities will be subrogated to the rights of the holders of the senior indebtedness to the extent of payments made to the holders of the senior indebtedness out of the distributive share of the subordinated debt securities. By reason of subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Operating Partnership may recover more, ratably, than holders of the subordinated debt securities.

    Senior indebtedness is defined in the subordinated indenture as the principal of (and premium, if any) and unpaid interest on indebtedness of the Operating Partnership (including indebtedness of others guaranteed by the Operating Partnership), whether outstanding on the date of the subordinated indenture or thereafter created, incurred, assumed or guaranteed, for money borrowed (other than the subordinated debt securities issued under the subordinated indenture), unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is PROVIDED that such indebtedness is not senior or prior in right of payment to the subordinated debt securities, and renewals, extensions, modifications and refundings of any such indebtedness.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    The Operating Partnership may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the applicable trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which the debt securities are payable in an amount sufficient to pay the entire indebtedness on the debt securities in respect of principal (and premium, if any) and interest to the date of such deposit (if the debt securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

    Each indenture provides or will provide that, unless the provisions of
Section 402 are made inapplicable to the debt securities of or within any series pursuant to Section 301 of the applicable indenture, the Operating Partnership may elect either to:

    (1) defease and discharge itself and, if applicable, to discharge the guarantor from any and all obligations with respect to debt securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charges with respect to payments on the debt securities and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to hold moneys for payment in trust) ("defeasance"); or

    (2) release the Operating Partnership and, if applicable, the guarantor from certain obligations of the applicable indenture (including the restrictions described under "Certain Covenants") and if provided pursuant to Section 301 or Section 901 of the applicable indenture, their obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event or Default with respect to such debt securities of any series ("covenant defeasance").

in either case upon the irrevocable deposit by the Operating Partnership or the Company (if the debt securities are guaranteed securities) with the trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which those debt securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to those debt securities through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on those debt securities, and any mandatory sinking fund or analogous payments on those debt securities, on the scheduled due dates.

    A trust may only be established if, among other things, the Operating Partnership or, if applicable, the guarantor has delivered to the applicable trustee an opinion of counsel (as specified in the applicable indenture) to the effect that the holders of those debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the applicable indenture.

    "GOVERNMENT OBLIGATIONS" means securities that are (1) direct obligations of the United States of America or the government or governments in the confederation which issued the foreign currency in which the principal of or any premium or interest on the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged or
(2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or other government which issued the foreign currency in which the debt securities of that series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or the other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by a custodian for the account of the holder of a depository receipt, PROVIDED that (except as required by law) the custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

    Unless otherwise provided in the applicable prospectus supplement, if after the Operating Partnership or, if applicable, the guarantor has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to debt securities of any series:

    (1) the Holder of a debt security of that series is entitled to, and does, elect pursuant to the applicable indenture or the terms of that debt security to receive payment in a currency, currency unit or composite currency other than that in which the deposit has been made in respect of that debt security; or

    (2) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which the deposit has been made.

Then the indebtedness represented by that debt security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on that debt security as they become due out of the proceeds yielded by converting the amount so deposited in respect of that debt security into the currency, currency unit or composite currency in which the debt security becomes payable as a result of such election or such Conversion Event based on the applicable market exchange rate. "Conversion Event" means the cessation of use of:

    (1) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community;

    (2) the ECU, both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community; or

    (3) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable prospectus supplement, after the deposit of funds and/or Government Obligations referred to above, all payments of principal of (and premium, if any) and interest on any debt security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

    In the event the Operating Partnership effects a covenant defeasance with respect to any debt securities and those debt securities are declared due and payable because of the occurrence of certain events of default other than the event of default described in clause 4 under "--Events of Default,

Notice and Waiver" with respect to sections no longer applicable to the debt securities or described in clause 8 thereunder with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which the debt securities are payable, and Government Obligations on deposit with the trustee, will be sufficient to pay amounts due on the debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from the event of default. However, the Operating Partnership and, if applicable, the guarantor would remain liable to make payment of the amounts due at the time of acceleration.

    The applicable prospectus supplement may further describe the provisions, if any, permitting the defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

NO CONVERSION OR EXCHANGE RIGHTS

    The debt securities will not be convertible into or exchangeable for any capital stock of the Company or equity interest in the Operating Partnership.

GLOBAL SECURITIES

    The debt securities of a series may be issued in whole or in part in book-entry form consisting of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to that series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement relating to that series.

GUARANTEES OF DEBT SECURITIES

    If the Operating Partnership issues any debt securities that are rated below investment grade by any nationally recognized statistical rating organization at the time of issuance, the Company, as Guarantor, will unconditionally and irrevocably guarantee, on a senior or subordinated basis, the due and punctual payment of principal of, and premium, if any, and interest on, those debt securities, and the due and punctual payment of any sinking fund payments thereon, when and as the same shall become due and payable, whether at stated maturity, upon redemption or otherwise. The applicability and any additional terms of any guarantee relating to a series of debt securities will be set forth in the applicable prospectus supplement. Guarantees will be unsecured obligations of the guarantor. Any right of payment of the holders of senior debt securities under the related guarantee will be prior to the right of payment of the holders of subordinated debt securities under the related guarantee, upon the terms set forth in the applicable prospectus supplement. The guarantees may be subordinated to other indebtedness and obligations of the Guarantor to the extent set forth in the applicable prospectus supplement.

    If a guarantee is applicable to debt securities, reference is made to the applicable indenture and the applicable prospectus supplement for a description of the specific terms of that guarantee, including any additional covenants of the guarantor, the outstanding principal amount of indebtedness and other obligations, if any that will rank senior to such guarantee and, where applicable, subordination provisions of such guarantee.

                          DESCRIPTION OF COMMON SHARES

    The Company has authority to issue 50,000,000 common shares, $0.01 par value per share. In this section, the terms "we," "our" and "us" refer to the Company and not the Operating Partnership. As of September 30, 2000, we had outstanding 7,918,911 common shares.

GENERAL

    The following description of our common shares sets forth certain general terms and provisions of our common shares to which any prospectus supplement may relate, including a prospectus supplement providing that our common shares will be issuable upon conversion of our preferred shares or upon the exercise of our common shares warrants. The statements below describing our common shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our charter and bylaws.

TERMS

    Holders of our outstanding common shares will be entitled to one vote on all matters presented to shareholders for a vote. Holders of our common shares will not have, or be subject to, any preemptive or similar rights.

    Except for the election of a director to fill a vacancy on the board of directors and the election of directors by holders of one or more class or series of our preferred shares, directors will be elected by the holders of our common shares at each annual meeting of shareholders by a plurality of the votes cast. Holders of our common shares will not have cumulative voting rights for the election of directors. Consequently, at each annual meeting of shareholders, the holders of a plurality of the our common shares cast for the election of directors at that meeting will be able to elect all of the directors, other than any directors to be elected by the holders of one or more series of our preferred shares. A director may be removed by a majority of votes cast. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in a vote to remove him.

    Our common shares will, when issued, be fully paid and non-assessable. Dividends and other distributions may be paid to the holders of our common shares if and when declared by the board of directors of the Company out of funds legally available therefor.

    Under North Carolina law, shareholders are generally not liable for our debts or obligations. Payment and declaration of dividends on our common shares and purchases of our shares are subject to certain limitations under North Carolina law and will be subject to certain restrictions if we fail to pay dividends on one or more series of our preferred shares. See "Description of Preferred Shares." If we were to experience a liquidation, dissolution or winding up, holders of our common shares would, subject to the rights of any holders of our preferred shares to receive preferential distributions, be entitled to participate equally in the assets available for distribution to them after payment of, or adequate provision for, all our known debts and liabilities.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

    For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), not more than 50% in value of our outstanding capital stock may be owned, actually or constructively, by five or fewer individuals during the last half of our taxable year. This requirement is referred to as the "five or fewer" requirement. For purposes of this five or fewer requirement, individuals include the entities that are set forth in
Section 542(a)(2) of the Internal Revenue Code. Attribution rules in the Internal Revenue Code determine if any individual or entity constructively owns our stock under the "five or fewer" requirement. Our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. In addition, rent from a related party tenant, is not qualifying income for purposes of the REIT gross income test. A related party tenant is generally a tenant in which the REIT or an owner of 10% or more of the REIT owns, actually or constructively, 10% or more of such tenant. To assist us in meeting these requirements, we may take certain actions to limit the actual, beneficial or constructive ownership by a single person or entity of our outstanding equity securities. See "Material Federal Income Tax Considerations to Tanger Factory Outlet Centers, Inc.," including discussion under the subheadings "--Requirements for Qualification as a Real Estate Investment Trust" and "--Income Tests."

    Subject to certain exceptions specified in our charter, no shareholder (other than Stanley K. Tanger, Steven B. Tanger, members of their families, affiliated entities and their transferees) may own, or be deemed to own by virtue of the constructive ownership provisions of the Internal Revenue Code, more than 4% of our outstanding common shares. Our charter provides that Stanley
K. Tanger, Steven B. Tanger, members of their families, affiliated entities and their transferees may acquire additional common stock, but may not acquire additional shares, such that the five largest beneficial owners of our common shares, taking into account the 4% limit and certain exemptions from such limit that the board of directors has granted to other shareholders, could hold more than 49% of our outstanding common shares. The constructive ownership rules are complex and may cause common stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 4% of our outstanding common shares (or the acquisition of an interest in an entity which owns our common stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own in excess of 4% of our outstanding common shares, and thus subject those common shares to the ownership limit in our charter.

    If the board of directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own or may acquire or own common shares in the Company in violation of the above limit, the board of directors shall take such action as it deems advisable to refuse to give effect to, or to prevent such ownership or acquisition, including, but not limited to, the redemption of our common shares, refusal to give effect to the ownership or acquisition on our books or instituting proceedings to enjoin such ownership or acquisition.

    The board of directors may waive the limit with respect to a particular shareholder if evidence satisfactory to the board of directors and our tax counsel is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, the board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status. If our common shares are issued in excess if the ownership limit in our charter, or if our stock is transferred in a way that would cause our stock to be beneficially owned by fewer than 100 persons, then the issuance or transfer shall be void, and the intended transferee will acquire no rights to our stock.

    The ownership limit and the existing holder limit will be automatically removed if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change in the ownership limit or the existing holder limit would require an amendment to our charter. Amendments to our charter require the affirmative vote of holders owning a majority of our outstanding common shares. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of the REIT without the approval of the board of directors.

    All certificates representing our common shares will bear a legend referring to the restrictions described above.

    All persons who own a specified percentage (or more) of our outstanding common shares must file an affidavit with us containing information regarding their ownership of our common shares, as set forth in the applicable treasury regulations promulgated under the Internal Revenue Code. Under these treasury regulations, the percentage will be set between one-half of 1% and 5%, depending on the number of record holders of our common shares. In addition, each shareholder shall upon demand be required to disclose to us in writing the information with respect to the direct, indirect and constructive ownership of stock as the board of directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

TRANSFER AGENT

    The registrar and transfer agent for our common shares is Boston EquiServe Limited Partnership.

                      DESCRIPTION OF COMMON SHARE WARRANTS

    The Company may issue warrants to purchase its common shares. In this section, the terms "we," "our" and "us" refer to the Company and not the Operating Partnership. These warrants may be issued independently or together with any other securities offered pursuant to any prospectus supplement and may be attached to or separate from these securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of the warrants.

    The applicable prospectus supplement will describe the specific terms of the warrants offered thereby, including, where applicable, the following:

    (1) the title of the warrants;

    (2) the aggregate number of the warrants;

    (3) the price or prices at which the warrants will be issued;

    (4) the designation, number and terms of the common shares purchasable upon exercise of the warrants;

    (5) the designation and terms of the other securities with which the warrants are issued and the number of the warrants issued with each security;

    (6) the date, if any, on and after which the warrants and the related common shares will be separately transferable;

    (7) the price at which each common shares purchasable upon exercise of the warrants may be purchased;

    (8) the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

    (9) the minimum or maximum number of warrants which may be exercised at any one time;

    (10) information with respect to book-entry procedures, if any;

    (11) a discussion of certain material federal income tax considerations; and

    (12) any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

                        DESCRIPTION OF PREFERRED SHARES

    The Company is authorized to issue 1,000,000 Class A Preferred Shares, 8,000,000 Class B Preferred Shares, 8,000,000 Class C Preferred Shares and 8,000,000 Class D Preferred Shares. As of September 30, 2000, 300,000 Class A Preferred Shares were issued as Series A Cumulative Convertible Redeemable Preferred Shares in the form of 3,000,000 depositary shares. As of September 30, 2000, 80,600 Series A Preferred Shares remain outstanding in the form of 805,997 Series A Depositary Shares. In this section, the terms "we," "our" and "us" refer to the Company and not the Operating Partnership.

    Our Series A Preferred Shares are convertible at the option of the holders into our common shares at a conversion price of $27.75 per common share, subject to adjustment upon the occurrence of certain events. Dividends on the Series A Preferred Shares are cumulative and payable quarterly in an amount per Series A Depositary Share equal to the greater of (i) $1.575 per annum or (ii) the quarterly dividends on the common shares, or portion thereof, into which a Series A Depositary Share is convertible. On and after December 15, 1998, the Series A Preferred Shares may be redeemed at our option, in whole or in part, at a redemption price of $250.00 per share, plus accrued and unpaid dividends, if any.

    Holders of Series A Preferred Shares do not have voting rights except:

    (1) whenever dividends on the Series A Preferred Shares are in arrears for six or more consecutive quarterly periods, the holders of Series A Preferred Shares are entitled to vote for the election of two additional directors;

    (2) so long as shares of Series A Preferred Shares remain outstanding, the Company must obtain the consent of the holders of Series A Preferred Shares prior to (a) authorizing, creating or issuing capital stock ranking senior to the Series A Preferred Shares with respect to dividend or liquidation rights, or (b) amending, altering or repealing provisions of the Company's Articles of Incorporation, so as to materially and adversely affect the holders of the Series A Preferred Shares; or

    (3) as otherwise from time to time required by law.

    In the event of any liquidation of the Company, the holders of Series A Preferred Shares are entitled to a liquidation preference of $250.00 per share, plus accrued and unpaid dividends, if any. The holders of our Series A Preferred Shares have no preemptive rights and are not entitled to the benefit of any sinking fund. Ownership of more than 9.8% of our Series A Preferred Shares (or a lesser amount in certain cases) or more than 4% of our common shares is restricted to preserve our status as a REIT for federal income tax purposes. Conversion of the Series A Preferred Shares into common shares is also restricted to the extent that ownership of our common shares would exceed the REIT ownership limitation as describe above. See "Description of Common Shares--Restrictions on Ownership and Transfer."

    The following description of our preferred shares sets forth certain general terms and provisions of the preferred shares to which any prospectus supplement may relate. The statements below describing the preferred shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our charter.

GENERAL

    Subject to limitations prescribed by North Carolina law and our charter, the board of directors shall determine, in whole or in part, the preferences, limitations and relative rights of any class or series of our preferred shares, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion, and such other subjects or matters as may be determined by the board of directors.

    The prospectus supplement relating to the preferred shares offered thereby will include specific terms of any preferred shares offered, including, if applicable:

    (1) the title of the preferred shares;

    (2) the number of preferred shares offered, the liquidation preference per share and the offering price of the preferred shares;

    (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred shares;

    (4) whether the preferred shares are cumulative or not and, if cumulative, the date from which dividends on the preferred shares shall accumulate;

    (5) the procedures for any auction and remarketing, if any, for the preferred shares;

    (6) the provision for a sinking fund, if any, for the preferred shares;

    (7) the provision for redemption, if applicable, of the preferred shares;

    (8) any listing of the preferred shares on any securities exchange;

    (9) the terms and conditions, if applicable, upon which the preferred shares will be convertible into common shares, including the conversion price (or manner of calculation thereof);

    (10) a discussion of federal income tax considerations applicable to the preferred shares;

    (11) any limitations on actual, beneficial or constructive ownership and restrictions on transfer, in each case as may be appropriate to preserve our REIT status;

    (12) the relative ranking and preferences of the preferred shares as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

    (13) any limitations on issuance of any series or class of preferred shares ranking senior to or on a parity with such series or class of preferred shares as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

    (14) any other specific terms, preferences, rights, limitations or restrictions of the preferred shares.

RANK

    Unless otherwise specified in the applicable prospectus supplement, the preferred shares will rank, with respect to rights to the payment of dividends and distribution of our assets and rights upon our on, dissolution or winding up:

    (1) senior to all classes or series of common shares and to all equity securities ranking junior to the preferred shares stock rights to the payment of dividends and distribution of our assets and rights upon our liquidation, dissolution or winding up;

    (2) on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the preferred shares with respect to rights to the payment of dividends and distribution of our assets and rights upon our liquidation, dissolution or winding up; and

    (3) junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the preferred shares with respect to rights to the payment of dividends and distribution of our assets and rights upon our liquidation, dissolution or winding up.

    For these purposes, the term "equity securities" does not include convertible debt securities.

DIVIDENDS

    Holders of our preferred shares of each series or class shall be entitled to receive, when, as and if authorized and declared by our board of directors, out of our assets legally available for payment, dividends at rates and on dates and terms as will be set forth in the applicable prospectus supplement. Each dividend shall be payable to holders of record as they appear on our stock transfer books on the record dates as shall be fixed by our board of directors.

    Dividends on any series or class of our preferred shares may be cumulative or noncumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our board of directors fails to authorize a dividend payable on a dividend payment date on any series or class of preferred shares for which dividends are noncumulative, then the holders of such series or class of preferred shares will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series or class are declared or paid for any future period.

    If any preferred shares of any series or class are outstanding, no full dividends shall be authorized or paid or set apart for payment on the preferred shares of any other series or class ranking, as to dividends, on a parity with or junior to the preferred shares of that series or class for any period unless:

    (1) the series or class of preferred shares has a cumulative dividend, then full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for such payment on the preferred shares of such series or class for all past dividend periods and the then current dividend period; or

    (2) the series or class of preferred shares does not have a cumulative dividend, then full dividends for the then current dividend period have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for the payment on the preferred shares of such series or class.

    When dividends are not paid in full (or a sum sufficient for the full payment thereof is not set apart) upon the preferred shares of any series or class and the shares of any other series or class of preferred shares ranking on a parity as to dividends with the preferred shares of that series or class, then all dividends authorized on preferred shares of that series or class and any other series or class of preferred shares ranking on a parity as to dividends with that preferred shares shall be authorized pro rata so that the amount of dividends authorized per share on the preferred shares of that series or class and such other series or class of preferred shares shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the preferred shares of such series or class (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred shares do not have a cumulative dividend) and such other series or class of preferred shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred shares of such series or class that may be in arrears.

    Except as provided in the immediately preceding paragraph, unless:

    (1) in the case of a series or class of preferred shares that has a cumulative dividend, full cumulative dividends on the preferred shares of such series or class have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period; and

    (2) in the case of a series or class of preferred shares that does not have a cumulative dividend, full dividends on the preferred shares of such series or class have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, then no dividends (other than in the common shares or other shares of ours ranking junior to the preferred shares of that series or class as to dividends and as to the distribution of assets upon liquidation, dissolution or winding up of the Company) shall be authorized or paid or set aside for payment nor shall any other distribution be authorized or made on the common shares or any other class or series of shares of ours ranking junior to or on a parity with the preferred shares of that series or class as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up of the Company, nor shall any common shares or any other shares of ours ranking junior to or on a parity with the preferred shares of that series or class as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up of the Company be redeemed, purchased or otherwise acquired for any consideration (or any amounts be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by us (except by conversion into or exchange for other shares of ours ranking junior to the preferred shares of that series or class as to dividends and as to the distribution of assets upon liquidation, dissolution or winding up of the Company); provided, however, that the foregoing shall not prevent the purchase or acquisition of our shares stock to preserve our status as a REIT for federal and/or state income tax purposes.

    Any dividend payment made on shares of a series or class of preferred shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of that series or class that remains payable.

    If we properly designate any portion of a dividend as a "capital gain dividend," a holder's share of such capital gain dividend will be an amount which bears the same ratio to the total amount of dividends (as determined for federal income tax purposes) paid to such holder for the year as the aggregate amount designated as a capital gain dividend bears to the aggregate amount of all dividends (as determined for federal income tax purposes) paid on all classes of our shares for the year.

REDEMPTION

    If the applicable prospectus supplement so states, the preferred shares will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case on the terms, at the times and at the redemption prices set forth in that prospectus supplement.

    The prospectus supplement relating to a series or class of preferred shares that is subject to mandatory redemption will specify the number of preferred shares that shall be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon (which shall not, if such preferred shares does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred shares of any series or class is payable only from the net proceeds of the issuance of our shares, the terms of that preferred shares may provide that, if no such shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, that preferred shares shall automatically and mandatorily be converted into shares of our applicable stock pursuant to conversion provisions specified in the applicable prospectus supplement. Notwithstanding the foregoing, unless:

    (1) in the case of a the series or class of preferred shares that has a cumulative dividend, full cumulative dividends on all outstanding shares of such series or class of preferred shares have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period; and

    (2) in the case of a series or class of preferred shares that does not have a cumulative dividend, full dividends on the preferred shares of that series or class have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, then no shares of that series or class of preferred shares shall be redeemed unless all outstanding preferred shares of that series or class are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred shares of that series or class to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred shares of that series or class; or

    (3) in the case of a series or class of preferred shares that has a cumulative dividend, full cumulative dividends on all outstanding shares of that series or class of preferred shares have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period; and

    (4) in the case of a series or class of preferred shares that does not have a cumulative dividend, full dividends on the preferred shares of that series or class have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any shares of preferred shares of such series or class (then except by conversion into or exchange for stock of ours ranking junior to the preferred shares of that series or class as to dividends and upon liquidation, dissolution and winding up of the Company); provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred shares of such series or class to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred shares of that series or class.

    If fewer than all the outstanding preferred shares of any series or class are to be redeemed, the number of shares to be redeemed will be determined by us and those shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of those shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us.

    Notice of redemption will be mailed at least 30, but not more than 60, days before the redemption date to each holder of record of a preferred share of any series or class to be redeemed at the address shown on our stock transfer books, and notice of redemption will also be given by publication in The Wall Street Journal or, if such newspaper is not then being published, another newspaper of general circulation in The City of New York, such publication to be made at least once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. Each notice shall state:

    (1) The redemption date;

    (2) The number of shares and series or class of the preferred shares to be redeemed;

    (3) The redemption price;

    (4) The place or places (which shall include a place in the Borough of Manhattan, The City of New York) where certificates for the preferred shares are to be surrendered for payment of the redemption price;

    (5) That dividends on the shares to be redeemed will cease to accumulate on the redemption date; and

    (6) The date on which the holder's conversion rights, if any, as to those shares shall terminate.

    If fewer than all the preferred shares of any series or class are to be redeemed, the notice mailed to each holder thereof shall also specify the number of preferred shares to be redeemed from each holder and, upon redemption, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof. If notice of redemption of any preferred shares has been given and if the funds necessary for the redemption have been irrevocably set aside by us in trust for the benefit of the holders of any preferred shares so called for redemption, then from and after the redemption date dividends will cease to accrue on the preferred shares, the preferred shares shall no longer be deemed outstanding and all rights of the holders of the shares will terminate, except the right to receive the redemption price. In order to facilitate the redemption of preferred shares of any series or class, the board of directors may fix a record date for the determination of shares of the series or class of preferred shares to be redeemed.

    Notwithstanding the foregoing, the persons who were holders of record of shares of any class or series of preferred shares at the close of business on a record date for the payment of dividends will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the redemption of those shares after the record date and on or prior to the dividend payment date or our default in the payment of the dividend due on that dividend payment date. In that case, the amount payable on the redemption of those preferred shares would not include that dividend. Except as provided in the preceding sentence and except to the extent that accrued and unpaid dividends are payable as part of the redemption price, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of preferred stock called for redemption.

    Subject to applicable law and the limitation on purchases when dividends on a series or class of preferred shares are in arrears, we may, at any time and from time to time, purchase any shares of such series or class of preferred shares in the open market, by tender or by private agreement.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company's affairs, then, before any distribution or payment will be made to the holders of common shares or any other series or class of shares ranking junior to any series or class of the preferred shares in the distribution of assets upon any liquidation, dissolution or winding up, the holders of that series or class of preferred shares shall be entitled to receive, out of our assets but subject to the preferential rights of the holders of shares of any class or series of our shares ranking senior to such series or class of preferred shares with respect to our distribution of assets of liquidation, dissolution or winding up legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares will have no right or claim to any of our remaining assets. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series or class of preferred shares and the corresponding amounts payable on all shares of other classes or series of shares of the Company ranking on a parity with that series or class of preferred shares in the distribution of assets upon liquidation, dissolution or winding up, then the holders of that series or class of preferred shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of any series or class of preferred shares, our remaining assets will be distributed among the holders of any other classes or series of shares ranking junior to that series or class of preferred shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For those purposes, the consolidation or merger of us with or into any other entity, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of our affairs.

VOTING RIGHTS

    Except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement, holders of preferred shares will not have any voting rights.

    Unless provided otherwise for any class or series of preferred shares, so long as any preferred shares remains outstanding, whenever dividends on any preferred shares shall be in arrears for six or more quarterly periods, regardless of whether such quarterly periods are consecutive, the holders of preferred shares (voting separately as a class with all other class or series of cumulative preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors at a special meeting called by an officer of the company at the request of a holder of the class or series of preferred shares or, if the special meeting is not called by an officer of the company within 30 days, at a special meeting called by a holder of the class or series of preferred shares designated by the holders of record of at least 10% of any class or series of preferred shares so in arrears (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent meeting until:

    (1) if such class or series of Preferred Shares has a cumulative dividend, all dividends accumulated on such Preferred Shares for the past dividend periods and the then current dividend period shall have been fully paid or declared and irrevocably set apart for payment or

    (2) if such class or series of Preferred Shares does not have a cumulative dividend, four consecutive quarterly dividends are paid or declared and irrevocably set apart for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

    Unless provided otherwise in the applicable prospectus supplement, for any class or series of preferred shares, so long as any preferred shares remains outstanding, the company shall not, without the affirmative vote or consent of the holders of at least 66 2/3% of the shares of each class or series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (with each class or series of preferred shares that is affected by the following voting separately as a class):

    (1) authorize or create, or increase the authorized or issued amount of, any class or series of equity securities ranking senior to such class or series of preferred shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company or reclassify any authorized securities of the Company into any such equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such equity securities; or

    (2) amend, alter or repeal the provisions of the charter including the articles supplementary for such class or series of preferred shares, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such class or series of preferred shares or the holders thereof; PROVIDED, HOWEVER, that any increase in the amount of the authorized preferred shares or the creation or issuance of any other class or series of preferred shares, or any increase in the amount of authorized shares of such class or series or any other class or series of preferred shares, in each case ranking on a parity with or junior to the preferred shares of such class or series with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the company, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such class or series of preferred shares shall have been redeemed or called for redemption and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

    Under the North Carolina Business Corporation Act, the holders of outstanding Series A Preferred Shares are entitled to vote as a separate voting group (if shareholder voting is otherwise required by that Act and even though the charter provides that such shares are nonvoting shares) on a proposed amendment to our charter if the amendment would affect the Series A Preferred Shares in ways specified in that Act, including an increase or decrease in the number of authorized Series A Preferred Shares, a change in the designation, rights, preferences or limitations of all or part of the Series A Preferred Shares or the creation of a new class of stock having rights or preferences with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the company that are prior, superior or substantially equal to the rights of the Series A Preferred Shares.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which shares of any class or series of preferred shares are convertible into common shares will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of common shares into which the preferred shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at our option or the option of the holders of the preferred shares, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of preferred shares.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

    As discussed above under "Description of Common Shares-Restrictions on Ownership and Transfer," for us to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital shares may be owned, actually or constructively, by five or fewer individuals during the last half of a taxable year. This requirement is referred to as the "five or fewer" requirement. For purposes of this five or fewer requirement, individuals include the entities that are set forth in Section 542(a)(2) of the Internal Revenue Code. Attribution rules in the Internal Revenue Code determine if any individual or entity constructively owns our stock under the "five or fewer" requirement. Our capital shares must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. In addition, rent from related party tenants is not qualifying income for purposes of the gross income tests under the Internal Revenue Code. See "Material Federal Income Tax Considerations to Tanger Factory Outlet Centers, Inc.--Taxation of Tanger Factory Outlet Centers, Inc.," "--Requirements for Qualification as a Real Estate Investment Trust" and "--Income Tests." Therefore, with regards to our charter each class or series of preferred shares will contain provisions restricting the ownership and transfer of the preferred shares. Except as otherwise described in the applicable prospectus supplement relating thereto, the provisions of our charter relating to the ownership limit for any class or series of preferred shares other than the Series A Preferred Shares, with respect to which the ownership limit differs slightly from that described below, will provide as follows:

    Our preferred share ownership limit provision will provide that, subject to certain exceptions, no holder of preferred shares may own, or be deemed to own by virtue of the constructive ownership provisions of the Internal Revenue Code, preferred shares in excess of the lesser of:

    (1) 9.8% of the preferred shares issued in the offering;

    (2) if the preferred shares are convertible into common shares, an amount of preferred shares which, if so converted at a time when all outstanding convertible shares were converted into common shares, would cause any person to own, actually or constructively, common shares in violation of the ownership limit or the existing holder limit;

    (3) an amount of preferred shares which would cause five or fewer individuals to own, actually or constructively, more then 49% in value of our outstanding capital shares (in the aggregate); or

    (4) an amount of preferred shares which would cause any person (other than Stanley K. Tanger, Steven B. Tanger and certain members of their families and affiliates) to own, actually or constructively, more than 9.8% of the value of our outstanding capital shares (in the aggregate).

    The constructive ownership rules are complex and may cause preferred shares owned actually or constructively by a group of related individuals and/or entities to be deemed to be actually or constructively owned by one individual or entity. As a result, the acquisition of preferred shares (or the acquisition of an interest in any entity which owns our preferred shares or common shares) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively preferred shares in excess of the preferred share ownership limit.

    To the extent that any person purports to convert preferred shares into common shares in violation of either the ownership limit or the preferred shares ownership limit, and to the extent that any person would own or purport to acquire preferred shares in excess of the preferred shares ownership limit, then, depending upon the circumstances, as set forth below:

    (1) the conversion of preferred shares or the purported acquisition of the excess preferred shares would be void;

    (2) the preferred shares would be automatically converted to excess preferred shares which have limited economic rights; or

    (3) we would automatically redeem the preferred shares.

    Generally, an automatic redemption will occur to prevent a violation of the preferred shares ownership limit that would not have occurred but for a conversion of preferred shares, or a redemption or open market purchase of preferred shares by the Company. In the case of such an automatic redemption, the redemption price of each preferred share redeemed will be (x) if a purported acquisition of preferred shares in which full value was paid for the preferred shares caused the redemption, the price per share paid for the preferred shares or (y) if the transaction that resulted in the redemption was not an acquisition of preferred shares in which the full value was paid for the preferred shares, a price per share equal to the market price of the shares on the date of the purported transfer that resulted in the redemption. Any dividend or other distribution paid to a holder of redeemed preferred shares (prior to a discovery that the shares have been automatically redeemed by us as described above) will be required to be repaid upon demand.

    A transfer of preferred shares or other event that, if effective, would result in a violation of the preferred shares ownership limit will be null and void. In addition, our charter as heretofore or hereafter amended will provide that preferred stock that would otherwise be actually or constructively owned by a prohibited transferee in excess of the preferred share ownership limit as a result of the transfer or other event, will be automatically exchanged for excess preferred shares, a separate class of preferred shares that will automatically be transferred to a trust for the benefit of a charitable beneficiary, effective as of the close of business on the business day prior to the purported acquisition by the prohibited transferee. While such shares are held in trust, the trustee will have all voting rights with respect to the shares, and all dividends or distributions paid on the shares will be paid to the trustee of the trust for the benefit of the charitable beneficiary (any dividend or distribution paid on capital shares prior to the discovery by us that such shares have been automatically transferred to the trust must, upon demand, be paid over to the trustee for the benefit of the charitable beneficiary). Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee of the trust will be required to sell the shares held in the trust to a permitted holder who may own such shares without violating the ownership restrictions. Upon such sale, the excess preferred shares will be automatically converted into preferred shares, and the price paid for the shares by any permitted holder will be distributed to the prohibited transferee to the extent of the lesser of:

    (1) the price paid by the prohibited transferee for the shares or, in the case of a transfer of shares to a trust resulting from an event other than an actual acquisition of shares by a prohibited transferee, the fair market value, on the date of transfer to the trust, of the shares so transferred; or

    (2) the fair market value of the shares on the date of transfer by the trustee.

    Any proceeds in excess of this amount will be paid to the charitable beneficiary. In addition, we would have the right, during the time period prior to the sale of the excess preferred shares by the trustee, to purchase all or any portion of such shares from the trustee at a price equal to the lesser of:

    (1) the price paid by the prohibited transferee for the shares or, in the case of a transfer of shares to a trust resulting from an event other than an actual acquisition of shares by a prohibited transferee, the fair market value, on the date of transfer to the trust, of the shares so transferred; or

    (2) the fair market value of the shares on the date the Company exercise our option to purchase the shares.

    In addition, if the board of directors shall at any time determine in good faith that any person intends to own or acquire, has purported to own or acquire or may own or acquire actual or constructive ownership of any preferred shares in violation of the preferred share ownership limit, the board of directors is authorized to take such action as it deems advisable to refuse to give effect to or to prevent such ownership or acquisition, including, but not limited to:

    (1) causing us to redeem the shares at the market price thereof determined on the earlier of the date of such redemption and the date of the purported ownership or acquisition, and upon such other terms and conditions (including limited notice or no notice, except as otherwise required by law) as may be specified by the board of directors in its sole discretion;

    (2) refusing to give effect to the ownership or acquisition on our books; or

    (3) instituting proceedings to enjoin the ownership or acquisition.

    The board of directors will be entitled to waive the preferred share ownership limit with respect to a particular shareholder if evidence satisfactory to the board of directors and the our tax counsel is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, the board of directors may require opinions of counsel satisfactory to it and/or an understanding from the applicant with respect to preserving our REIT status.

    All certificates representing preferred shares will bear a legend referring to the restrictions described above.

    All persons who own a specified percentage (or more) of our outstanding capital shares must file an affidavit with us containing information regarding their ownership of shares as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage is set between one-half of one percent and five percent, depending on the number of record holders of capital shares. In addition, each shareholder shall upon demand be required to disclose to us in writing the information with respect to the direct, indirect, and constructive ownership of our capital shares as the board of directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    The Company may issue depositary receipts for depositary shares, each of which will represent a fractional interest of a share of a particular class or series of our preferred shares, as specified in the applicable prospectus supplement. In this section, the terms "we," "our" and "us" refer to the Company and not the Operating Partnership. Preferred shares of each class or series represented by depositary shares will be deposited under a separate deposit agreement among the Company, the depositary named therein and the holders from time to time of the depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular class or series of preferred shares represented by the depositary shares evidenced by the depositary receipt, to all the rights and preferences of the preferred shares represented by the depositary shares (including dividend, voting, conversion, redemption and liquidation rights).

    The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following the issuance and delivery of the preferred shares to the preferred shares depositary, we will cause the preferred share depositary to issue, on our behalf, the depositary receipts. Copies of the applicable form of deposit agreement and depositary receipt may be obtained from us upon request, and the following summary is qualified in its entirety by reference thereto.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The preferred share depositary will distribute all cash dividends or other cash distributions received in respect of the preferred shares to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of the depositary receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred share depositary.

    In the event of a distribution other than in cash, the preferred share depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred share depositary, unless the preferred share depositary determines that it is not feasible to make such distribution, in which case the preferred share depositary may, with our approval sell such property and distribute the net proceeds from such sale to such holders.

WITHDRAWAL

    Upon surrender of the depositary receipts at the corporate trust office of the preferred share depositary (unless the related depositary shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional preferred shares and any money or other property represented by the depositary shares evidenced by the depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred shares on the basis of the proportion of preferred shares represented by each depositary share as specified in the applicable prospectus supplement, but holders of such preferred shares will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of preferred shares to be withdrawn, the preferred share depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

REDEMPTION

    Whenever we redeems preferred shares held by the preferred share depositary, the preferred share depositary will redeem as of the same redemption date the number of depositary shares representing the preferred shares so redeemed, provided us shall have paid in full to the preferred share depositary the redemption price of the preferred shares to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the related fractional interest of the redemption price and any other amounts per share payable with respect to the preferred shares. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by us that will not result in the automatic redemption of the preferred shares or the automatic conversion of preferred shares into excess preferred shares which are transferred to a charitable trust. See "Description of Preferred Shares--Restrictions on Ownership and Transfer."

    After the date fixed for redemption, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts are entitled upon such redemption upon surrender thereof to the preferred share depositary.

VOTING

    Upon receipt of notice of any meeting at which the holders of the preferred shares are entitled to vote, the preferred share depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent such preferred shares. Each record holder of depositary receipts evidencing depositary shares on the record date (which will be the same date as the record date for the preferred shares) will be entitled to instruct the preferred share depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder's depositary shares. The preferred share depositary will vote the number of preferred shares represented by such depositary shares in accordance with such instructions, and we have agreed to take all reasonable action which may be deemed necessary by the preferred share depositary in order to enable the preferred share depositary to do so. The preferred share depositary will abstain from voting the number of preferred shares represented by the depositary shares to the extent that it does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares. The preferred share depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the preferred share depositary.

LIQUIDATION PREFERENCE

    In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each depositary share will be entitled to the fractional interest of the liquidation preference accorded each preferred share represented by the depositary share evidenced by the depositary receipt, as set forth in the applicable prospectus supplement.

CONVERSION

    The depositary shares, as such, are not convertible or exchangeable into our common shares or any other securities or property, except in connection with certain conversions in connection with the preservation of our status as a REIT. See "Description of Preferred Shares--Restrictions on Ownership and Transfer." Nevertheless, if the preferred shares represented by the depositary shares are specified in the applicable prospectus supplement to be convertible into common shares or other preferred shares, the depositary receipts evidencing such depositary shares may be surrendered by holders thereof to the preferred share depositary with written instructions to the preferred share depositary to instruct us to cause conversion of the preferred shares into whole common shares or other preferred shares (including excess preferred shares), and we have agreed that upon receipt of such instructions and any amounts payable in respect thereof, we will cause the conversion thereof utilizing the same procedures as those provided for delivery of preferred shares to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, a new depositary receipt or receipts will be issued for any depositary shares not to be converted. No fractional common shares will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by us equal to the value of the fractional interest based upon the closing price of our common shares on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The depositary receipt evidencing the depositary shares which represent the preferred shares and any provision of the deposit agreement may at any time be amended by agreement between the Company and the preferred share depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred shares will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the depositary shares evidenced by the depositary receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the depositary agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred shares and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the depositary receipt or deposit agreement, as the case may be, as amended thereby.

    We may terminate the deposit agreement upon not less than 30 days' prior written notice to the preferred share depositary if:

    (1) the termination is necessary to preserve our status as a REIT; or

    (2) a majority of each series of preferred shares affected by termination consents to such termination, whereupon the preferred share depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional preferred shares as are represented by the depositary shares evidenced by the depositary receipts, together with any other property held by the preferred share depositary with respect to each depositary receipt.

    We have agreed that if the deposit agreement is terminated to preserve the our status as a REIT, then we will use our best efforts to list the preferred shares issued upon surrender of the related depositary shares on a national securities exchange. In addition, the deposit agreement will automatically terminate if:

    (1) all outstanding depositary shares shall have been redeemed;

    (2) there shall have been a final distribution in respect of the related preferred shares in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing the preferred shares; or

    (3) all outstanding preferred shares shall have been converted into common shares or other preferred shares.

CHARGES OF PREFERRED SHARE DEPOSITARY

    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the preferred share depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay certain other transfer and other taxes and governmental charges, as well as the fees and expenses of the preferred share depositary for any duties requested by such holder to be performed which are outside of those expressly provided for in the deposit agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The preferred share depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the preferred share depositary, any resignation or removal to take effect upon the appointment of a successor preferred share depositary. A successor preferred share depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    The preferred share depositary will forward to holders of depositary receipts any reports and communications from us which are received by it with respect to the related preferred shares.

    Neither we nor the preferred share depositary will be liable if prevented or delayed, by law or any circumstances beyond its control, from performing its obligations under the deposit agreement. Our obligations, and the preferred share depositary under the deposit agreement will be limited to performing the duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of preferred shares represented by the depositary shares), gross negligence or willful misconduct, and we and the preferred share depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or any preferred shares represented thereby unless satisfactory indemnity is furnished. We and the Preferred Share Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting preferred shares represented thereby for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

    In the event the preferred share depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the preferred share depositary shall be entitled to act on such claims, requests or instructions received from us.

                 MATERIAL FEDERAL INCOME TAX CONSIDERATIONS TO
                      TANGER FACTORY OUTLET CENTERS, INC.

    The following is a summary of the federal income tax considerations to us which are anticipated to be material to purchasers of our securities. This summary is based on current law, is for general information only and is not tax advice. The tax treatment of a holder of any of our securities will vary depending upon the terms of the specific securities acquired by such holder, as well as the holder's particular situation. This discussion does not attempt to address any aspects of federal income taxation relating to holders of the securities. Federal income tax considerations relevant to holders of the securities may be provided in the applicable prospectus supplement relating thereto. You are urged to review the applicable prospectus supplement in connection with the purchase of any of our securities.

    The information in this section is based on:

        -- the Internal Revenue Code;

        -- current, temporary and proposed treasury regulations promulgated under the Internal Revenue Code;

        -- the legislative history of the Internal Revenue Code;

        -- current administrative interpretations and practices of the Internal
           Revenue Service; and

        -- court decisions,

all as of the date of this prospectus. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the particular taxpayers who requested and received such rulings. Future legislation, treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect, perhaps retroactively, the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment and the statements in this prospectus are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

    YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF:

        -- THE ACQUISITION, OWNERSHIP AND SALE OR OTHER DISPOSITION OF OUR
           SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES;

        -- OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST FOR
           FEDERAL INCOME TAX PURPOSES; AND

        -- POTENTIAL CHANGES IN THE TAX LAWS.

TAXATION OF TANGER FACTORY OUTLET CENTERS, INC.

GENERAL

    We elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1993. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a real estate investment trust under the Internal Revenue Code commencing with our taxable year ended
December 31, 1993. We intend to continue to operate in this manner. However, no assurance can be given that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a real estate investment trust. See "--Failure to Qualify" on page 49.

    The sections of the Internal Revenue Code that relate to the qualification and operation as a real estate investment trust are highly technical and complex. The following describes the material aspects of these sections of the Internal Revenue Code that govern the federal income tax treatment of a real estate investment trust. This summary is qualified in its entirety by the Internal Revenue Code, relevant rules and treasury regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code, and these rules and treasury regulations.

    Unless we specify otherwise in the applicable prospectus supplement, as a condition of the closing of each offering of equity securities under this prospectus, our tax counsel will render an opinion to the underwriters of the offering to the effect that, commencing with our taxable year ended
December 31, 1993, we have been organized and have operated in conformity with the requirements for qualification and taxation as a real estate investment trust under the Internal Revenue Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a real estate investment trust under the Internal Revenue Code. It must be emphasized that this opinion will be based on various assumptions and representations made by us as to factual matters, including representations made by us in this prospectus, the applicable prospectus supplement and a factual certificate provided by one of our officers. Our counsel will have no obligation to update its opinion subsequent to its date. Moreover, such qualification and taxation as a real estate investment trust depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code and discussed below, relating to our actual annual operating results, asset diversification, distribution levels and diversity of share ownership, the results of which have not been and will not be reviewed by our tax counsel. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. See "--Failure to Qualify" on page 49.

    If we qualify for taxation as a real estate investment trust, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when such income is distributed. We will be required to pay federal income taxes, however, as follows:

        -- We will be required to pay tax at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gains.

        -- We may be required to pay the "alternative minimum tax" on our items of tax preference.

        -- If we have (a) net income from the sale or other disposition of "foreclosure property," which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or on a lease of the property.

        -- We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

        -- If we fail to satisfy the 75% or 95% gross income test, as described below, but have maintained our qualification as a real estate investment trust, we will be required to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (b) a fraction intended to reflect our profitability.

        -- We will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of
           (a) 85% of our ordinary income for the year, (b) 95% of our real estate investment trust capital gain net income for the year, and
           (c) any undistributed taxable income from prior periods.

        -- If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over
           (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. A C corporation is generally defined as a corporation required to pay full corporate-level tax. The results described in this paragraph with respect to the recognition of such gain assume that we have made and will make a timely election under the relevant Treasury Regulations. We have timely filed the election provided by the relevant Treasury Regulations and we intend to timely file all other similar elections.

REQUIREMENTS FOR QUALIFICATION AS A REAL ESTATE INVESTMENT TRUST

    The Internal Revenue Code defines a real estate investment trust as a corporation, trust or association:

    (1) that is managed by one or more trustees or directors;

    (2) that issues transferable shares or transferable certificates to evidence beneficial ownership;

    (3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;

    (4) that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

    (5) that is beneficially owned by 100 or more persons;

    (6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year; and

    (7) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

    The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions
(5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a real estate investment trust. For purposes of condition (6), specified tax-exempt entities, including pension funds, generally are treated as individuals, except a "look-through" exception applies with respect to pension funds.

    We believe that we have satisfied conditions (1) through (7) inclusive. In addition, our charter provides for restrictions regarding the ownership and transfer of our shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and
(6) above. These stock ownership and transfer restrictions are described in "Restrictions on Ownership and Transfer." These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a real estate investment trust will terminate. If, however, we comply with the rules contained in the treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition
(6) above, we will be treated as having met this requirement.

    In addition, a corporation may not elect to become a real estate investment trust unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

QUALIFIED REAL ESTATE INVESTMENT TRUST SUBSIDIARIES

    We own a number of properties through wholly owned subsidiaries that we believe will be treated as "qualified REIT subsidiaries" under Internal Revenue Code Section 856(i). A qualified REIT subsidiary will not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities and such items, as the case may be, of the real estate investment trust. Thus, in applying the requirements described in this prospectus, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and such items. A qualified REIT subsidiary will not be subject to federal income tax, and our ownership of the shares of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitutes more than 10% of such issuer's securities or more than 5% of the value of our total assets.

INCOME TESTS

    We must satisfy two gross income requirements annually to maintain our qualification as a real estate investment trust.

        -- First, each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) investments relating to real property or mortgages on real property, including "rents from real property" and, in some circumstances, interest, or (b) specified types of temporary investments.

        -- Second, each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from
           (a) the real property investments described above, (b) dividends, interest and gain from the sale or disposition of shares or securities, or (c) any combination of the foregoing.

    For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

    Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a real estate investment trust described above only if the following conditions are met:

        -- the amount of rent must not be based in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales;

        -- the Internal Revenue Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if we, or an actual or constructive owner of 10% or more of our capital shares, actually or constructively owns 10% or more of the interests in such tenant;

        -- if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property"; and

        -- for rents received to qualify as "rents from real property," we generally must not operate or manage the property or furnish or render services to the tenants of the property, subject to a 1% DE MINIMIS exception, other than through an independent contractor from whom we derive no revenue. We may, however, directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ a taxable corporation, which is wholly or partially owned by us and which elects jointly with us to be treated as our "taxable REIT subsidiary," to provide both customary and noncustomary services to our tenants without causing the rent we receive from those tenants to fail to qualify as "rents from real property."

    We do not intend to receive rent which fails to qualify as "rents from real property." However, we may have failed to satisfy, and may continue to fail to satisfy, some of the conditions described above to the extent these failures will not, based on the advice of our tax counsel, jeopardize our status as a real estate investment trust.

    If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a real estate investment trust for the year if we are entitled to relief under the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

        -- our failure to meet these tests was due to reasonable cause and not due to willful neglect;

        -- we attach a schedule of the sources of our income to our federal income tax return; and

        -- any incorrect information on the schedule was not due to fraud with intent to evade tax.

    It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a real estate investment trust. As discussed above in "--Taxation of Tanger Factory Outlet
Centers, Inc.--General" on page 43, even if these relief provisions apply, and we retain our status as a real estate investment trust, a tax would be imposed with respect to our nonqualifying income. We may not always be able to maintain compliance with the gross income tests for real estate investment trust qualification despite our periodic monitoring of our income.

PROHIBITED TRANSACTION INCOME

    Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Our gain includes our share of any such gain realized by any partnerships or limited liability companies in which we own an interest or by our qualified REIT subsidiaries. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a real estate investment trust. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning our properties and other properties. We intend to make occasional sales of our properties as are consistent with our investment objectives. The Internal Revenue Service may contend, however, that one or more of these sales is subject to the 100% penalty tax.

ASSET TESTS

    At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets:

        -- First, at least 75% of the value of our assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a share offering or a public debt offering with a term of at least five years, but only for the one year period beginning on the date we received such proceeds.

        -- Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

        -- Third, not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

        -- Fourth, except for the securities of a taxable REIT subsidiary and securities included in the 75% asset test, not more than 5% of the value of our assets may be represented by securities of any one issuer, we may not own more than 10% of any one issuer's outstanding voting securities and we may not own more than 10% of the value of any one issuer's securities. For purposes of the 10% value test, securities do not include straight debt that we own if the issuer is an individual, neither we nor any of our taxable REIT subsidiaries owns any security of the issuer other than straight debt or if the issuer is a partnership, we own at least 20% of a profits interest in the partnership. Straight debt is any written unconditional promise to pay on demand or on a specified date a fixed amount of money if the interest rate and interest payment dates are not contingent on profits, the borrower's discretion or similar factors and the debt is not convertible, directly or indirectly, into stock.

    After initially meeting the asset tests at the close of any quarter, we will not lose our status as a real estate investment trust for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. For this purpose, an increase in our interests in a partnership or limited liability company will be treated as an acquisition of a portion of the securities or other property owned by the partnership or limited liability company. We believe we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests. In addition, we intend to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a real estate investment trust.

ANNUAL DISTRIBUTION REQUIREMENTS

    To maintain our qualification as a real estate investment trust, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to the sum of:

        -- 90% of our "REIT taxable income;" and

        -- 90% of our after tax net income, if any, from foreclosure property;
           minus

        -- the excess of the sum of specified items of non-cash income over 5% of "REIT taxable income" as described above. Our "REIT taxable income" is computed without regard to the dividends paid deduction and our net capital gain. For purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable.

    In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of the C corporation within the ten-year period following our acquisition of such asset, we would be required, to distribute at least 90% of the after-tax gain, if any, recognized by us on the disposition of the asset, to the extent such gain does not exceed the excess of (a) the fair market value of the asset on the date we acquired the asset over (b) our adjusted basis in the asset on the date we acquired the asset.

    These distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. The amount distributed must not be preferential. To avoid this treatment, every shareholder of the class of shares to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be required to pay tax on this income at regular ordinary and capital gain corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

    We expect that our "REIT taxable income" will be less than our cash flow due to the allowance for depreciation and other non-cash charges in computing "REIT taxable income." Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, it is possible that we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable share dividends.

    We may be able to rectify an inadvertent failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest to the Internal Revenue Service based upon the amount of any deduction claimed for deficiency dividends.

    Furthermore, we would be required to pay a 4% excise tax on the excess of the required distribution over the amount, if any, by which our actual annual distributions during a calendar year are less than the sum of 85% of our ordinary income for the year, 95% of our capital gain income for the year and any undistributed taxable income from prior periods. Distributions with declaration and record dates falling in the last three months of the calendar year, which are made by the end of January immediately following such year, will be treated as made on December 31 of the prior year. Any taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

FAILURE TO QUALIFY

    If we fail to qualify for taxation as a real estate investment trust in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay tax, including any alternative minimum tax and possibly increased state and local taxes, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a real estate investment trust will not be deductible by us and we will not be required to distribute any amounts to our shareholders. As a result, we anticipate that our failure to qualify as a real estate investment trust would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to quality as a real estate investment trust, shareholders will be required to pay tax on all distributions to them at ordinary income rates to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a real estate investment trust for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

                    TAX ASPECTS OF THE OPERATING PARTNERSHIP

GENERAL

    Substantially all of the Company's investments are held through the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes in its income its proportionate share of the foregoing Operating Partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company includes its proportionate share of assets held by the Operating Partnership.

ENTITY CLASSIFICATION

    Treasury Regulations that apply for tax periods beginning on or after January 1, 1997 provide that an "eligible entity" may elect to be taxed as a partnership for federal income tax purposes. An eligible entity is a domestic business entity not otherwise classified as a corporation and which has at least two members. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997 will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. Such an entity's claimed classification will be respected for all prior periods so long as the entity had a reasonable basis for its claimed classification and certain other requirements are met. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. The Operating Partnership met the requirements for classification as a partnership under prior law for all periods prior to January 1, 1997 and has claimed and will continue to claim classification as a partnership. Therefore, under the current treasury regulations, the Operating Partnership will be taxed as a partnership.

TAX ALLOCATIONS WITH RESPECT TO THE CENTERS

    Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property (such as the Centers) that is contributed to a partnership in exchange for an interest in the Partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property. Consequently, the Partnership Agreement requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

    In general, the Tanger Family Partnership will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the Tanger Family Partnership, and the Company will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the contribution of such assets to the Operating Partnership. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale.

Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause the Company to be allocated lower depreciation and other deductions, and possibly amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "--Annual Distribution Requirements."

    Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the "traditional method" under current law, or the election of certain methods which would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company have determined to use the "traditional method" for accounting for Book-Tax Differences with respect to the Centers initially contributed to the Partnership. As a result of such determination, distributions to shareholders will be comprised of a greater portion of taxable income rather than a return of capital. The Operating Partnership and the Company have not determined which of the alternative methods of accounting for Book-Tax Differences will be elected with respect to Centers contributed to the Partnership in the future.

    With respect to the Centers initially contributed to the Operating Partnership by the Company, as well as any property purchased by the Operating Partnership subsequent to the admission of the Company to the Operating Partnership, such property will initially have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.

BASIS IN OPERATING PARTNERSHIP INTEREST

    The Company's adjusted tax basis in its interest in the Operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company,
(ii) will be increased by (a) its allocable share of the Operating Partnership's income and (b) its allocable share of indebtedness of the Operating Partnership and (iii) will be reduced, but not below zero, by the Company's allocable share of (a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to the Company and (c) by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Operating Partnership.

    If the allocation of the Company's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of the Company's partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has an adjusted tax basis in its partnership interest. To the extent that the Operating Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Operating Partnership (such decreases being considered a cash distribution to the partners), exceed the Company's adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to the Company. Such taxable income will normally be characterized as a capital gain, and if the Company's interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year for corporations), the distributions and constructive distributions will constitute long-term capital gains. Under current law, capital gains and ordinary income of corporations are generally taxed at the same marginal rates.

SALE OF THE CENTERS

    The Company's share of any gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "--Income Tests." Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. See "Taxation of Tanger Factory Outlet Centers, Inc.--General." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Centers for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Centers (and other shopping centers) and to make such occasional sales of the Centers, including peripheral land, as are consistent with the Operating Partnership's investment objectives.

OTHER TAX CONSEQUENCES

    The Company may be subject to state or local taxation in various state or local jurisdictions, including those in which it transacts business. The state and local tax treatment of the Company may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                              PLAN OF DISTRIBUTION

    The Company and the Operating Partnership may offer the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

    Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company and the Operating Partnership may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from the Company or the Operating Partnership in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company or the Operating Partnership to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, are set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended (the "Securities Act"). Underwriters, dealers and agents may be entitled, under agreements entered into with the Company and the Operating Partnership, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable prospectus supplement, the Company and the Operating Partnership will authorize dealers acting as their agents to solicit offers by certain institutions to purchase the securities from them at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in each prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of the securities sold pursuant to contracts shall be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company or the Operating Partnership, as the case may be. Contracts will not be subject to any conditions except:

        -- the purchase by an institution of the securities covered by its contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and

        -- if our securities are being sold to underwriters, the Company or the Operating Partnership, shall have sold to the underwriters the total principal amount of the securities less the principal amount thereof covered by contracts.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and the Operating Partnership in the ordinary course of business.

                                    EXPERTS

    The consolidated financial statements of Tanger Properties Limited Partnership as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Tanger Factory Outlet Centers, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

    Latham & Watkins, New York, New York will pass upon the validity of the securities offered by this prospectus. Brown & Wood LLP, New York, New York, will pass upon various legal matters for the underwriters relating to the offering. Latham & Watkins will rely on Vernon, Vernon, Wooten, Brown, Andrews & Garrett, P.A., Burlington, North Carolina, counsel to the Operating Partnership and the Company as to certain matters of North Carolina law.

    In addition, the description of federal income tax consequences contained in this prospectus entitled "Material Federal Income Tax Considerations to Tanger Factory Outlet Centers, Inc." is based upon the opinion of Latham & Watkins.

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                                  $100,000,000

                     TANGER PROPERTIES LIMITED PARTNERSHIP

                          9 1/8% SENIOR NOTES DUE 2008

       UNCONDITIONALLY GUARANTEED BY TANGER FACTORY OUTLET CENTERS, INC.

                          ----------------------------

                             PROSPECTUS SUPPLEMENT
                          ----------------------------

                              MERRILL LYNCH & CO.
                            SOLE BOOKRUNNING MANAGER

                         BANC OF AMERICA SECURITIES LLC

                                February 9, 2001

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